4/1.5

05007295

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dewalta Income Fund

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 25 2005 E
THOMSON
FINANCIAL

FILE NO. 82- 34834 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/18/05

ARLS
12-31-04

NEWALTA INCOME FUND

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2004

March 29, 2005

NEWALTA

NEWALTA INCOME FUND

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

Certain statements contained in this Annual Information Form constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, market conditions, competition, seasonality, regulation, industry conditions, access to industry and technology, insurance, possible volatility of unit price, debt service, expansion into eastern Canada, and future capital needs. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including among others, those which are discussed under the heading "Information Concerning Newalta Corporation - Risk Factors Affecting the Business of Newalta Fund and Newalta". Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. We do not intend, and do not assume any obligation, to update these forward-looking statements.

All initialized capital words used in this Annual Information Form which are not otherwise defined herein shall have the meanings ascribed thereto in the Glossary of Terms.

NEWALTA INCOME FUND

Newalta Income Fund ("**Newalta Fund**") was established pursuant to the Deed of Trust and is governed by the laws of the Province of Alberta. Newalta Fund is an unincorporated open end mutual fund trust. Newalta Fund owns all of the issued and outstanding Common Shares and Notes of Newalta Corporation ("**Newalta**"). Newalta is the corporation resulting from the amalgamation of Newalta Corporation and Newalta Acquisition Corporation, which was effected on March 1, 2003 in connection with a Plan of Arrangement involving Newalta Fund, Newalta and Newalta Acquisition Corporation. The head and principal office of Newalta Fund is located at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9.

The principal undertaking of Newalta Fund is to hold, through its wholly-owned subsidiary, Newalta, the property and assets of Newalta. Newalta Fund's primary assets are currently the Common Shares and Notes. Newalta Fund participates in the cash flow from the business carried on by Newalta through its ownership of the Common Shares and Notes.

Through Newalta Fund, Unitholders participate in distributions from Newalta to the extent authorized by the Trustees of Newalta Fund. In accordance with the terms of the Deed of Trust, Newalta Fund makes cash distributions to Unitholders of the interest income earned from, and the repayments of principal on, the Notes, dividends (if any) received on, and amounts, if any, received on the repurchase of, the Common Shares after expenses and capital expenditures, any cash redemptions of Trust Units, and other expenditures. Newalta endeavors to retain a portion of its cash flow over time to, among other things: (i) pay any costs, expenses or liabilities incurred or to be incurred by Newalta Fund; (ii) comply with the limits or restrictions contained in any loan agreement; and (iii) fund capital expenditures. Newalta endeavours to distribute the balance to Newalta Fund. The actual percentage retained by Newalta is subject to the discretion of the Board of Directors of Newalta and may vary from month to month. See "Information Respecting Newalta Income Fund".

Newalta Fund is restricted to:

(a) investing, directly or indirectly, in any of the securities issued by Newalta and borrowing funds for that purpose;

(b) investing in any other securities of any person and making such investments as the Trustees may determine and borrowing funds for that purpose; provided that, such investments do not at the time of investment: (i) prevent the Trust Units from qualifying as units of a "unit trust" and "mutual fund trust" within the meaning of the Tax Act; or (ii) result in the Trust Units being disqualified for investment by Exempt Holders;

(c) temporarily holding cash and short term investments in accordance with a policy from time to time determined by the Trustees for the purposes of making investments, paying the expenses and the liabilities of Newalta Fund, paying amounts payable by Newalta Fund in connection with the redemption of any Trust Units, or making distributions to Unitholders;

(d) issuing Trust Units or securities exchangeable for Trust Units for the purpose of obtaining funds to conduct any of the activities of Newalta Fund, completing any acquisition of securities or any other assets for the benefit of Newalta Fund, implementing compensation plans, if any, established by the Trustees for the benefit of Newalta Fund, and making non-cash distributions to Unitholders as contemplated by the Deed of Trust including pursuant to distribution reinvestment plans or distribution reinvestment and Trust Unit purchase plans, if any, established by Newalta Fund;

(e) issuing debt securities provided recourse shall be limited to the assets of Newalta Fund;

(f) repurchasing and redeeming Trust Units, including pursuant to any issuer bid made by Newalta Fund;

(g) performing all acts necessary, incidental, ancillary or related to any of the foregoing paragraphs (a) to (f); and

(h) undertaking such other activities, or taking such actions as shall be approved by the Trustees from time to time.

Newalta Fund shall continue for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on January 16, 2003 unless terminated prior to such time in accordance with the terms of the Deed of Trust.

INFORMATION RESPECTING NEWALTA CORPORATION

Background

Newalta was incorporated on July 15, 1980, and was continued under the ABCA on August 31, 1984. On June 4, 1991, two wholly-owned subsidiaries of Newalta amalgamated to form Newalta Environmental Services Corporation which then amalgamated with Newalta and continued under the name Newalta Corporation. On January 1, 2002, Newalta amalgamated with three of its wholly-owned subsidiaries and continued under the name Newalta Corporation. On March 1, 2003, pursuant to the terms of the Arrangement, Newalta amalgamated with Newalta Acquisition Corporation. The head and principal office of Newalta is located at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9, and the registered office of Newalta is located at 4500 Bankers Hall East, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7.

General

Newalta is engaged in the processing and recovery of resalable products from waste materials. Newalta provides waste management and recycling services in western Canada through a network of 41 operating facilities with many of these facilities recently constructed or with substantial reinvestments. Newalta currently has approximately 630 employees.

Newalta commenced operations in 1982. In 1992, new management developed a growth strategy around its profitable Conventional Oilfield sector. During the period 1992 to 1996, Newalta added three new sectors: Heavy Oilfield in 1993, Oil Recycling in late 1994 and Industrial Services in mid 1996. From 1992 to 2004, Newalta experienced an average of more than 25% annual growth in revenues and earnings. Approximately half of this growth is attributable to acquisitions while the balance is attributable to the development of new facilities and additional services at existing facilities.

Newalta's capital assets include approximately $255 million (based on net book value) in plant and equipment with approximately $16 million (based on net book value) in goodwill and intangibles. Over the past 10 years, earnings before interest, taxes, depreciation and amortization has averaged 30% of revenue and 18% of capital assets.

Since 1994, Newalta has focused on investments in technology that are intended to maximize the recovery of products for resale and minimize the waste residues that require ultimate disposal. Centrifuge technology developed in the Conventional Oilfield sector has been successfully integrated into the Heavy Oilfield and Industrial Services sectors. Technology and market development in the Oil Recycling sector have led to improved products and new market opportunities.

In 2002, Newalta combined the Conventional Oilfield and Heavy Oilfield sectors to form the Oilfield division and combined the Industrial Services and Oil Recycling sectors to form the Industrial division.

In 2004 Newalta continued to grow its business, strengthen its organization and improve its financial performance. Internal investments totaling $31.4 million were made to expand capacities, increase market coverage, improve efficiencies and add services in both divisions. Four acquisitions were also completed for $16.4 million.

A more stringent regulatory environment and initiatives of major producers to improve collection and recycling programs have substantially increased volumes of waste collected and recycled in recent years. A key competitive advantage for Newalta is an integrated collection network required to achieve a cost-effective system. To establish this type of a network represents a substantial barrier to any new entrants in the market. High barriers to entry include: (i) the requirement for new facilities to achieve regulatory approval, a process that can take up to two years; (ii) high capital costs to establish new facilities; and (iii) the combination of transportation and disposal costs which results in competitive market conditions.

Newalta has attracted the most qualified individuals in the industry from across Canada. Executives and senior managers have a broad range of experience covering all aspects of the industrial waste management business in Canada.

Newalta has a strong environmental and safety program and has the disciplined management and comprehensive procedures to sustain excellence. Newalta's primary focus on processing industrial wastes (as compared to landfilling) dramatically reduces its long-term liabilities.

Recent Developments

Effective March 1, 2005, Newalta acquired an oilfield facility near Fox Creek, Alberta. The total investment in the facility, including additional capital anticipated to be expended in 2005, is estimated to be $10 million. The acquisition is consistent with Newalta's strategy to acquire and develop satellite operations to increase geographic coverage.

Acquisitions in 2004

On March 31, 2004, Newalta acquired the assets of the Scanland's vacuum truck, industrial waste and related operations located in the east Kootenay region of southern British Columbia for a purchase price of $4.55 million cash. The business has historically generated annual revenue of approximately $3.5 million and has been operating for 50 years. The business operations acquired included a fleet of 22 vehicles involved in the collection, transportation and disposal of industrial sludges and waste water as well as general vacuum truck and industrial services.

Newalta also acquired, for a purchase price of $5.0 million cash, the assets of Coyote Oilfield Rentals (Alta.) Ltd., consisting of 28 centrifuge units which are leased to oil and gas producers throughout western Canada as part of their comprehensive drilling mud management program.

In the first quarter of 2004, Newalta also acquired, for aggregate cash consideration of $6.5 million, two satellite oilfield facilities, one located near Drumheller, Alberta and the other located near Redwater, Alberta. The acquisitions were consistent with Newalta's strategy to acquire and develop satellite operations to increase geographic coverage.

Acquisitions in 2003

On December 1, 2003, Newalta acquired the Hazmat Transportation Services and Waste Logistics assets from ECL Environmental Services Ltd. for $5.2 million cash. Operating out of four facilities in Calgary, Red Deer, Edmonton and Fox Creek, Alberta, the acquired businesses employed 45 people and historically generated annual revenue of approximately $10 million. The Calgary and Edmonton operations have been integrated into Newalta's existing facilities. The Hazmat operations included a fleet of 18 vacuum units based in Edmonton, Calgary and Red Deer and are involved in the transportation of industrial sludges and waste waters. Newalta is currently expanding its sludge processing capabilities and the Hazmat vacuum units have extended Newalta's service offerings. The Waste Logistics operations involved over 1100 bins for oilfield waste and contaminated soils generated in the oil and gas industry. These operations have expanded Newalta's existing lugger bin service operations in these markets. Waste Logistics was also involved in waste brokerage and on-site waste management, hazardous waste transportation and site remediation. These business units represent opportunities for Newalta to further utilize its network to expand services to existing customers.

Newalta also acquired a satellite oilfield facility in southwest Saskatchewan on July 3, 2003 for a purchase price of $3.2 million consisting of $0.7 million cash and the issuance of 250,000 Trust Units.

Acquisitions in 2002

Newalta acquired a waste lube oil re-refinery and related collection network effective on September 1, 2002. The re-refinery and related collection network, which historically generated annual revenue of approximately $20 million, has been integrated into the Newalta facility network. The purchase price of $9.0 million consisted of $3.0 million in cash and the issuance of a 9½% debenture convertible into Trust Units on the basis of $8.00 principal amount per unit. During the fiscal year ending December 31, 2003, the entire debenture was converted and Newalta Fund issued 750,000 Trust Units.

Operations of Newalta

Newalta has two reportable segments: the Oilfield division ("**Oilfield**") and the Industrial division ("**Industrial**"). The following table sets out the revenues (in thousands) generated from the two divisions over the last three fiscal years:

	Year ended December 31					
	2004		2003		2002	
	Revenue ($000's)	% of total revenue	Revenue ($000's)	% of total revenue	Revenue ($000's)	% of total revenue
Oilfield..........	115,217	64	$104,750	68	$75,100	67
Industrial.........	63,451	36	50,282	32	36,600	33
Total.............	178,668	100	$155,032	100	$111,700	100

Oilfield Division

The Oilfield division of Newalta provides the oil and gas industry with waste management and recycling services through a network of 25 facilities. Oilfield specializes in processing oilfield waste material including tank bottoms, drilling muds, work-over fluids, produced sands and spill material in order to recover crude oil for sale. Newalta also provides emulsion treating, oil terminalling, water disposal, tank washing, lugger and drillsite container services. Activity in the Oilfield division is driven by crude oil production and organic growth opportunities are modest. Coverage of the market by Newalta and CCS Inc. is generally complete and therefore new facilities, other than satellites, would probably not be justified.

Currently, Oilfield has over 1,700 customers, the top 20 of which account for approximately 52% of total division revenues, with no one customer representing more than 10% of such revenues. Newalta currently owns approximately 50% of all of the oilfield waste management facilities located in western Canada.

Oilfield recovers and markets crude oil from oilfield wastes. Revenues in this division were approximately $115.2 million for the year ended December 31, 2004, compared to $104.8 million for the year ended December 31, 2003. Approximately 85% of revenue comes from day to day production. This division accounts for 63% of Newalta's total assets and generated 64% of Newalta's total revenue in 2004.

Revenue from Oilfield is generated mainly from: (i) the fees charged for the treatment and processing of various oilfield waste materials; and (ii) the sale of recovered crude oil. In periods of a declining crude oil pricing environment, there is an immediate negative impact on Newalta's revenues and margins from reduced prices received by Newalta for its recovered and sold crude oil. The impact of declining crude oil prices on volumes of oilfield waste materials received by Newalta for processing also has an immediate negative effect on revenues and margins for the facilities in the heavy oil corridor. This adverse impact is delayed for approximately six to 12 months for the facilities that handle light crude oil wastes. This difference in timing reflects the inherent lower economics and higher volumes of waste materials generated in heavy oil production as compared to light conventional oil production. With the decline of the heavy facilities contribution to total revenue (8% in 2004 from 25% in 1997), Newalta is substantially less sensitive to fluctuations in heavy oil prices.

During 2004, the Oilfield facilities processed approximately 700,000 cubic meters of waste solids and fluids (700,000 cubic meters in 2003). During 2004, Newalta continued the development of centrifuge technology to recover crude oil from difficult-to-treat liquid waste oil streams. In 2004, a total of approximately 1,067,000 bbls of crude oil was recovered (1,181,000 bbls in 2003) of which 334,700 bbls were sold for Newalta's account (289,600 bbls in 2003), with the balance credited to customers. Newalta has also continued to implement new pricing strategies which promote recycling and recovery, including a carbon dioxide emission credit program.

In 2004, approximately $33.6 million of capital was invested in this division. Capital expenditures consisted of productivity improvements at several facilities, addition of centrifuges to both fixed facilities and on-site operations, acquisitions of satellite facilities and maintenance capital. Newalta's near term growth strategy will concentrate on low risk internal growth projects: additional water wells, additions to the fleet of on-site centrifuges, as well as the acquisition of additional satellite and complimentary businesses.

Industrial Division

Newalta collects industrial wastes from approximately 5,500 customers through a network of 16 facilities in western Canada. Waste streams include waste lubricating oils, solvents, glycols, paint wastes, oily waters, oil filters and oily sludges. Waste oils are bulked and shipped for processing at Newalta's Edmonton, Airdrie and North Vancouver facilities, where value added fuel streams and base oils are produced and sold to a variety of industrial customers as fuel, carrier fluids and base lube oil. Solvents and glycols are bulked and transported to Newalta's processing facility in Raymond, Alberta for distillation and subsequent resale as a recycled product. The sale of recycled products account for approximately 46% of revenues from the division, with the remaining 54% generated from collection and transportation of wastes. During periods of increasing commodity prices, competition for used oil escalates as industrial fuel customers aggressively source alternative fuel sources, which reduces collection revenue. As Industrial operates a fleet of over 100 collection trucks, rising commodity prices increase transportation fuel costs.

For the year ended December 31, 2004, this division generated revenues of approximately $63.5 million ($50.3 million in 2003), representing 36% of Newalta's total revenue in 2004. The top 20 customers of this division account for approximately 31% of Industrial's revenue, with no one customer currently representing more than 10% of such revenues.

In 2004, approximately $18.6 million of capital was invested in this division. Capital expenditures included: $9.2 million to acquire one facility in Alberta and two facilities in British Columbia; $7.2 million for growth capital to expand on-site services, add sludge processing, and the expansion of the transportation fleet; and $2.2 million for maintenance.

During 2004, Newalta concentrated on improving the efficiency of its collection network, developing processing technology at existing facilities and integrating acquisitions. Newalta anticipates revenue growth in this division for the year 2005 from continued market development focused on the processing of industrial sludges, the expansion of on-site services and the acquisition of complimentary businesses.

Share Capital

Newalta is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. Each Common Share entitles the holder to receive notice of and to attend all meetings of the shareholders of Newalta and to one vote at such meetings. The holders of

Common Shares will be, at the discretion of the Board of Directors and subject to applicable legal restrictions, entitled to receive any dividends declared by the Board of Directors on the Common Shares. The holders of Common Shares will be entitled to share equally in any distribution of the assets of Newalta upon the liquidation, dissolution, bankruptcy or winding-up of Newalta or other distribution of its assets among its shareholders for the purpose of winding-up its affairs. The preferred shares are issuable in one or more series. The Board of Directors is empowered to fix the number of preferred shares and the rights, privileges, restrictions and conditions to be attached to the preferred shares of each series. Newalta Fund is the owner of all of the Common Shares and there are no preferred shares currently outstanding.

Notes

The following is a summary of the material attributes and characteristics of the Notes issued pursuant to the Note Indenture. As at February 28, 2005, the principal amount of the Notes was $265,907,000.

Terms and Issue of Notes

The Notes are unsecured and bear interest from the date of issue at 12.5% per annum. Interest is payable for each month during the term on the last business day of the month. The Notes are issued only as registered Notes in the minimum denomination of $100.

Subject to the terms of any other financing arrangement having priority to the Notes, the outstanding principal amount of the Notes is due and payable on March 1, 2013. Newalta shall at any time be allowed to redeem, prepay or repurchase all or any part of the outstanding principal without bonus.

Principal and interest on the Notes is payable in lawful money of Canada directly to the holders of the Notes.

Ranking

The Notes are unsecured debt obligations of Newalta and rank *pari passu* with all other unsecured indebtedness of Newalta, but subordinate to all secured debt.

Events of Default

The Note Indenture provides, among other things, that any of the following shall constitute an "Event of Default": (i) default in repayment of the principal of the Notes when required; (ii) the failure to pay all of the interest obligations on the Notes for a period of 90 days; (iii) if Newalta has defaulted and a demand for payment has been made or payment thereof has been accelerated under the provisions of any material instrument, indenture or document evidencing indebtedness in excess of $1 million and Newalta has failed to remedy such default within applicable curative periods; (iv) any judgment or order for the payment of money in excess of $1 million is rendered against Newalta and either enforcement proceedings have been commenced by a creditor upon the judgment or order or there is any period of 30 consecutive days during which a stay of enforcement of the judgment or order, by reason of a pending appeal or otherwise, is not in effect; (v) certain events of winding-up, liquidation, bankruptcy, insolvency, receivership or seizure; (vi) default in the observance or performance of any other covenant or condition of the Note Indenture and continuance of such default for a period of 60 days after notice in writing has been given by the trustee appointed under the Note Indenture to Newalta specifying such default and requiring Newalta to rectify the same; (vii) any encumbrancer takes possession of any part of the property of Newalta which is all or substantially all of the property of Newalta; and (viii) Newalta ceasing to carry on in the ordinary course its business or a substantial part thereof.

Remedies

Whenever an Event of Default has occurred the holder(s) of the majority in principal amount of the Notes outstanding may, by request, cause the trustee appointed under the Note Indenture to declare the principal of and interest on all Notes then outstanding to be due and payable and to proceed to enforce their rights under the Note Indenture by any action, suit, remedy or proceeding authorized or permitted by law or by equity, provided however that the trustee appointed under the Note Indenture right to proceed may be limited by the provisions of any applicable subordination agreement. Neither the trustee appointed under the Note Indenture nor the holders of the Notes shall take any steps or actions with respect to an Event of Default without the prior written consent of Newalta Fund at any time that Newalta Fund holds, directly or indirectly, at least 25% of the aggregate principal amount of the outstanding Notes.

Waiver of Default

The holder(s) of the majority in principal amount of the Notes outstanding may instruct the trustee appointed under the Note Indenture to waive any Event of Default.

Distribution Policy

It is currently anticipated that the only income to be received by Newalta Fund from Newalta will be from: (i) the interest received or receivable on the principal amount of the Notes to the extent the interest has not been included in income in a previous year; and (ii) the dividends received on the Common Shares. Newalta Fund expects to make monthly cash distributions to Unitholders of the interest income earned from the Notes and dividends, if any, received on Common Shares, after expenses, if any, and any cash redemptions of Trust Units. See "Information Respecting Newalta Income Fund – Distributions to Unitholders".

Directors and Executive Officers

The following table and the notes thereto state the names of the directors and executive officers of Newalta, all other positions and offices with Newalta now held by them, their principal occupations or employments during the five preceding years and the periods during which they have served as directors, as applicable, of Newalta.

Name and Position with the Corporation	Principal Occupation During Five Preceding Years	Director Since(1)
Alan P. Cadotte Calgary, Alberta, Canada Director, President and CEO	Officer of Newalta.	November, 1992
Robert M. MacDonald(2)(4) Calgary, Alberta, Canada Director	Independent Businessman since May 2003. Prior thereto, Director Commercial Banking, Oil & Gas, CIBC World Markets Inc. (investment banking firm) since October 1998.	December, 2003
R. Vance Milligan, Q.C.(4)(5) Calgary, Alberta, Canada Director and Secretary	Partner, Bennett Jones LLP (barristers & solicitors).	March, 1994

Name and Position with the Corporation	Principal Occupation During Five Preceding Years	Director Since[1]
Felix Pardo[2][5] Cambridge, Massachusetts, USA Director	Independent Businessman since December 2002. Prior thereto, Chairman and Chief Executive Officer of Dyckerhoff Inc. (United States cement producer) since July 1998.	March, 1991
R. H. (Dick) Pinder[2][3] Calgary, Alberta, Canada Director	President, Kingsmere Corporate Finance Ltd. (private investment and advisory company). Prior thereto, employee of Centurion Investment Advisors Inc. (private investment and advisory company) between June 2002 and April 2003.	September, 1994
Gordon E. Pridham[3][4] Toronto, Ontario, Canada Director	President, Edgewater Capital Inc. (private investment and advisory company) since 2003. Prior thereto, President and Chief Executive Officer of IPC Securities Corporation (financial planning company) since 2001 and prior thereto, Managing Director of Raymond James Ltd. (financial services company).	June, 2004
Clayton H. Riddell Calgary, Alberta, Canada Director and Chair	Chairman and Chief Executive Officer, Paramount Resources Ltd. (public oil and gas company).	July, 1988
Ronald L. Sifton Calgary, Alberta, Canada Director, Senior VP, Finance and CFO	Officer of Newalta.	July, 1984
Barry D. Stewart[3][5] Calgary, Alberta, Canada Director	Independent Businessman since October 2001. Prior thereto, officer with Suncor Energy Inc. (integrated energy company).	March, 2002
Terry P. Donaleshen Calgary, Alberta, Canada VP, Human Resources and EH&S	Officer of Newalta.	N/A
Peter Dugandzic Calgary, Alberta, Canada VP, Oilfield	Officer of Newalta.	N/A
Robert L. Morin Calgary, Alberta, Canada VP, Finance	Officer of Newalta since July 2004. Prior thereto, Controller of Precision Drilling International, a division of Precision Drilling Corporation (oilfield services company) from October 2002 until July 2004 and prior thereto, Controller of NQL Drilling Tools Inc. (oilfield services company) from November 1999 to September 2002.	N/A
Alan P. Swanson DeWinton, Alberta, Canada VP, Industrial	Officer of Newalta.	N/A
Took Whiteley Calgary, Alberta, Canada General Counsel	Officer of Newalta since March 2005. Prior thereto, Associate, Bennett Jones LLP (barristers & solicitors).	N/A

Name and Position with the Corporation	Principal Occupation During Five Preceding Years	Director Since[1]
J. Craig Wilkie Calgary, Alberta, Canada VP, Business Development	Officer of Newalta.	N/A

Notes:

(1) All directors of Newalta are currently also trustees of Newalta Fund. See "Information Respecting Newalta Income Fund – The Trustees".

(2) Messrs. Pinder, MacDonald and Pardo are members of the Audit Committee of Newalta Fund. Newalta does not have an Audit Committee. Mr. Pinder is the Chair of the Audit Committee.

(3) Messrs. Stewart, Pinder and Pridham are members of the Compensation Committee of Newalta. Newalta Fund does not have a Compensation Committee. Mr. Stewart is the Chair of the Compensation Committee.

(4) Messrs. Milligan, MacDonald and Pridham are members of the Corporate Governance and Nominating Committee of Newalta. Newalta Fund does not have a Corporate Governance and Nominating Committee. Mr. Milligan is the Chair of the Corporate Governance and Nominating Committee.

(5) Messrs. Pardo, Milligan and Stewart are members of the Environment, Health and Safety Committee of Newalta Corporation. Newalta Fund does not have an Environment, Health and Safety Committee. Mr. Pardo is the Chair of the Environment, Health and Safety Committee.

Prior to October, 1998, Mr. Pardo was President and Chief Executive Officer of Philip Services Corp. ("**Philip**"). Philip underwent financial reorganizations pursuant to Chapter 11 of the United States Bankruptcy Code and the *Companies Creditors' Arrangement Act* in Canada while Mr. Pardo was a director during 2000 and 2003. The first financial reorganization of Philip was completed on April 7, 2000 and the second reorganization on December 31, 2003. Mr. Pardo ceased to be a director of the restructured company on December 31, 2003. Following the acquisition of Anadime, one of its non-material, wholly-owned and insolvent subsidiaries, Anadime Energy Services, Inc., a California corporation, was placed into bankruptcy in January 2002 under Chapter 7 of United States bankruptcy laws. At the time of this filing, Messrs. Cadotte, Sifton and Dugandzic (senior officers of Newalta Corporation) were officers and directors of this company. Mr. Pinder was a director of Kicking Horse Resources Ltd. (now Launch Resources Inc. by name change) from August 2003 to December 2003, a corporation which was subject to a cease trade order from July 2002 to October 2003 for failure to file financial statements within the time set out in the relevant securities legislation.

As of March 1, 2005, the directors and executive officers of Newalta, as a group, owned, directly or indirectly, or exercised control or direction over 1,446,753 Trust Units or approximately 5.3% of the outstanding Trust Units. The directors and executive officers also held, in aggregate, 30,011 Exchange Rights and 1,065,500 Trust Unit Rights, which, if exercised, would increase the beneficial ownership of the officers and directors, as a group, to approximately 8.9% of the outstanding Trust Units.

Risk Factors Affecting the Business of Newalta Fund and Newalta

Market Conditions and Commodity Prices

The business of Newalta is directly affected by fluctuations in the level of activity in the oil and natural gas industry which, in turn, is directly affected by fluctuations in world energy prices. Approximately 13% of Oilfield's revenue and 8% of Newalta Fund's revenue is derived from the crude oil processed by Newalta. Accordingly, a decrease in the price of crude oil (including the price for heavy oil and associated differentials) directly impacts the revenues generated from the sale of recovered crude oil and indirectly impacts the revenue of Newalta from lower market activity. The demand for the services of Newalta is primarily dependent on the level of production activity being undertaken in oil and gas companies in western Canada. The primary uncertainties facing this industry include often significant fluctuations in global energy prices and the economic return on exploration and development expenditures. Future prices of oil and gas are affected by events, governments and organizations beyond

Newalta's control. As world oil prices are quoted in U.S. dollars, fluctuations in the Canada/U.S. exchange rate also impact Newalta's customers and, accordingly, may impact Newalta itself.

The success of Newalta's business is tied, in large part, to the general health of the oil and natural gas industry in western Canada. Newalta is sensitive to various industry conditions relating to the oil and natural gas industry, including land tenure, exploration, development, production and marketing imposed by legislation enacted by various levels of government and to pricing and taxation.

Competition

In the oil and gas waste management industry, consolidation has occurred over the last several years, effectively reducing the market to two competitors, Newalta and CCS Inc. Each of Newalta and CCS Inc. has an extensive network of facilities and are significant competitors for oilfield waste treatment and disposal services. In acquiring and maintaining business, Newalta experiences competition primarily in the areas of pricing and service. Customer relationships can be short term in nature and due to the competitive nature of the market, customers are generally not bound by long-term contracts or service agreements. Competitiveness is maintained by the customer's ability to seek the best combination of value and price from competing alternatives and to move between these alternatives with relative ease.

The provision of waste management and recycling services is largely dependent upon the willingness of customers to outsource their waste management activities. Many customers, or potential customers, have internal options available to them. Additionally, many oilfield waste generators have abandoned wells that can be licensed to dispose of third party waste and batteries that can be used to treat oilfield waste and to recover oil. A trend towards internal waste management could have a significant impact on Newalta's business.

Seasonality

Newalta's operations are carried out in western Canada. The ability to transport waste is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, imposed in the spring, restrict waste transportation which reduces demand for Newalta's services and, therefore, the second quarter is generally the weakest quarter of the year. The third quarter is typically the strongest quarter for both Oilfield and Industrial due to favourable weather conditions and market cyclicality.

Regulation

Newalta's business is directly and indirectly affected by government legislation and regulation which imposes responsibilities and liabilities on the operation of Newalta and on industries which Newalta services.

The waste management and recycling services offered by Newalta are currently subject to environmental regulation pursuant to a variety of local, provincial, and federal legislation. Environmental legislation regulates health, safety, environment and land use. Permits, authorizations or licenses are generally required for the development and operation of treatment and storage facilities, and for the disposal and transportation of certain types of waste. Environmental legislation also provides for standards, restrictions and prohibitions on the handling of certain types of waste and for releases, spills or emissions into the environment of substances that are being handled by Newalta. In addition, legislation may require an assessment of the environmental impact of a facility prior to the development of a facility and may also require that facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach by Newalta of such legislation may result in suspension or revocation of necessary licenses, permits or authorizations, civil liability and the imposition of fines and penalties.

Newalta is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and expense nature as a result of the increasingly stringent laws relating to the protection of the environment. Newalta believes that it is in material compliance with applicable environmental laws and regulations. Newalta provides for estimated future asset retirement costs for all its facilities based on a 20-year useful life. Over this period Newalta recognizes the liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life. The balance of the liability accretes until the date of expected settlement of the retirement obligations. The accretion expense has been included in depreciation, amortization, and accretion expenses. Retirement costs are estimated by management, in consultation with Newalta's engineers, on the basis of current regulations, costs, technology, and industry standards. Actual asset retirement costs are charged against the provision as incurred. For the year ended December 31, 2004 Newalta charged $0.5 million to earnings for accretion expense.

The government agencies that regulate Newalta's business require that each operator of a waste management facility post a financial security in order to operate the facility. It is anticipated that this type of financial assurance will require operators of waste management facilities to have more financial strength and to have viable and sustainable businesses. Accordingly, Newalta has provided $7.1 million in performance bonds and $7.8 million in letters of credit.

Access to Industry and Technology

The technology used in the waste management and recycling services business is not generally protected by intellectual property rights. Technology used in the industry is commonly known within the processing industry including the oil and gas industry generally. As such, there are no significant technological barriers to entry within the industry.

Potential Undisclosed Liabilities Associated with Acquisitions

In connection with any acquisition made by Newalta, there may be liabilities that Newalta fails to discover or is unable to discover, including liabilities arising from non-compliance with environmental laws by prior owners for which Newalta, as successor owner, may be responsible. In addition, acquisitions often result in difficulties in integration which could adversely affect the results of Newalta.

Dependence on Senior Management

Newalta is highly dependent upon its senior management team. Newalta will continue to require operations management personnel with waste industry experience. Newalta is not aware of the availability of such experienced management personnel nor how much it may cost to attract and retain such personnel. The loss of the services of any member of senior management, or the inability to hire experienced operations management personnel, could materially adversely affect the operations and financial condition of Newalta.

Insurance

Newalta maintains insurance that is consistent with industry practice. Newalta also has operational and emergency response procedures, and safety and environmental programs in place to reduce potential loss exposure. Newalta believes that it is in substantial compliance, in all material respects, with current environmental legislation and has taken steps that it believes are prudent to ensure that its compliance will be maintained. Newalta is uncertain of the costs required to continue to effect such compliance.

Possible Volatility of Trust Unit Price

The market price of the securities of Newalta Fund may be subject to significant fluctuations in response to variations in results of operations and other factors. Developments affecting the oil and gas industry generally, including national and international economic conditions, interest rate and currency fluctuations and government regulation, could also have a significant impact on the market price of the securities of Newalta Fund. In addition, the stock market can experience price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies, and the price of the Trust Units of Newalta Fund could be affected by such fluctuations.

Debt Service

Amounts paid in respect of interest on Newalta's long-term debt will reduce Newalta's net income. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service. Newalta is exposed to fluctuations in short-term Canadian interest rates as a result of the use of a floating debt rate. Although Newalta believes its credit facilities will be sufficient to meet its immediate requirements, there can be no assurance that the amount will be adequate to satisfy the future financial obligations of Newalta or that additional funds will be able to be obtained.

Lenders have been provided with security over all or substantially all of the assets of Newalta and all material subsidiaries and are secured by a guarantee of senior indebtedness made by Newalta Fund and a pledge of shares of Newalta held by Newalta Fund. If Newalta becomes unable to pay its debt service or otherwise commits an event of default such as bankruptcy, a lender may foreclose on or sell the assets of Newalta and any material subsidiary, or enforce or realize upon any such guarantee or share pledge.

Expansion into Eastern Canada

Newalta intends to expand its operations into eastern Canada. The success of this expansion is dependent upon timing, size and quality of the opportunities, available debt capacity and market conditions. There can be no guarantee that Newalta will be successful in its plans to expand its operations into eastern Canada, or if its operations are expanded into eastern Canada, that such expansion will be a financial success.

Future Capital Needs

Newalta and Newalta Fund may require additional funds to support its expansion, develop new services, respond to competitive pressures, acquire complimentary businesses, or take advantage of unanticipated opportunities. There can be no assurance that such additional funding, if needed, will be available on terms attractive to Newalta or at all. If adequate funds are not available on acceptable terms, Newalta and Newalta Fund may be unable to develop or enhance its business, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on Newalta's business financial conditions and operating results.

Risks Related to the Structure of Newalta Fund

Dependence on Newalta

Newalta Fund is an open-ended limited purpose trust that is entirely dependent upon the operations and assets of Newalta through its ownership of the Common Shares and the Notes. Accordingly, any cash distributions to Unitholders is dependent upon the ability of Newalta to meet its interest and principal repayment obligations under the Notes. Newalta's income will be received from providing services to a wide range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical and transportation services industries and will be susceptible to the risks and uncertainties associated with Newalta and such industries generally.

Nature of Trust Units

The Trust Units should not be viewed as shares in Newalta. The Trust Units represent a fractional undivided beneficial interest in Newalta Fund. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. A Unitholder is also not entitled to "dissent rights". Newalta Fund is not a legally recognized entity within the relevant definitions of the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement* Act (Canada), and in some cases, the *Winding-Up and Restructuring Act* (Canada). As a result, in the event a restructuring of Newalta Fund were necessary, Newalta Fund would not be able to access the remedies available thereunder. In the event of a restructuring, the position of Unitholders may be different than that of shareholders of a corporation.

Newalta Fund's sole assets will be the Common Shares, the Notes and other investments in securities. The price per Trust Unit is a function of anticipated distributable cash, the underlying assets of Newalta Fund and management's ability to effect long–term growth in the value of Newalta Fund. The market price of the Trust Units will be sensitive to a variety of market conditions. Changes in market conditions may adversely affect the trading price of the Trust Units or the cash distributions made by Newalta Fund.

Unitholder Limited Liability

The Deed of Trust provides that no Unitholder in its capacity as such shall incur or will be subject to any liability in contract, tort or otherwise in connection with Newalta Fund or its obligations and affairs and, in the event that a court determines that Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Unitholder's share of Newalta Fund's assets. The Deed of Trust also provides that the Trustees and Newalta Fund shall make all reasonable efforts to include in all contracts entered into by or on behalf of Newalta Fund a provision to the effect that such obligation will not be binding upon Unitholders personally. If such a provision is omitted and a Unitholder is held liable to any person as a result of such omission, the Unitholder shall be entitled to indemnity and reimbursement out of the assets of Newalta Fund to the full extent of such liability.

Notwithstanding the provisions of the Deed of Trust, and although the possibility is considered very unlikely, there is a risk that a Unitholder may not be protected from the liabilities of Newalta Fund to the same extent as a shareholder is protected from the liabilities of a corporation under established corporate law. A contractual limitation of liability provision may not be operative in all circumstances, and personal liability may also arise in respect of claims against Newalta Fund that do not arise under contracts, including claims in tort, for taxes or in respect of other statutory liabilities.

The activities of Newalta Fund will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid, to the extent practicable, any material risk of liability to the Unitholders for claims against Newalta Fund. Legislation has also recently been enacted in Alberta to address historic uncertainties regarding the potential for unitholder liability. The *Income Trusts Liability Act* (Alberta), which came into force on July 1, 2004, creates a statutory limitation on the liability of unitholders of Alberta income trusts such as Newalta Fund by providing that, notwithstanding any express or implied indemnity of a trustee, a unitholder will not, as a beneficiary, be liable for any act, default, obligation or liability of the trustee that arises after July 1, 2004. The legislation does not apply with respect to any act, default, obligation or liability of a trustee of an Alberta income trust that occurred before July 1, 2004 and has not yet been subject to interpretation by courts in the Province of Alberta or elsewhere.

Income Tax Matters

Newalta is subject to taxation in each taxation year on its income for the year, after deducting interest paid to Newalta Fund on the Notes. There can be no assurance that taxation authorities will not seek to challenge the amount of interest expense deducted by Newalta or its affiliates in respect of the Notes. If such a challenge were to succeed against Newalta or its affiliates, it could materially adversely affect the amount of cash available for distribution to the Unitholders. Newalta management believes that the interest expense inherent in the structure of Newalta Fund is supportable and reasonable in light of the terms of the Notes.

Further, interest on the Notes accrues at the Newalta Fund level for income tax purposes whether or not actually paid. The Deed of Trust provides that an amount equal to the taxable income of Newalta Fund will generally be distributed each year to Unitholders in order to reduce Newalta Fund's taxable income to zero. Where interest payments on the Notes are due but not paid in whole or in part, any additional amount necessary to be distributed to Unitholders will be distributed in the form of additional Trust Units rather than in cash. Unitholders will be required to include such additional amount in income even though they do not receive a cash distribution.

Redemption of Trust Units

It is anticipated that the redemption right associated with Trust Units will not be the primary mechanism for Unitholders to dispose of their Trust Units. Notes which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Notes. Notes may not be qualified investments for trusts governed by Exempt Holders.

Loss of Mutual Fund Trust Status

There can be no assurance that Newalta Fund will continue to qualify as a mutual fund trust within the meaning of the Tax Act. The consequences of not being a mutual fund trust include the following:

- the Trust Units would cease to be a qualified investment for Exempt Holders which can have negative tax consequences to such plans and their annuitants and beneficiaries;

- Newalta Fund would be required to pay a tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by Newalta Fund may have adverse income tax consequences for certain Unitholders, including non-resident persons and residents of Canada who are exempt from Part I tax;

- the Trust Units would be foreign property for certain Exempt Holders and other persons subject to tax under Part XI of the Tax Act. The February 23, 2005 Canadian Federal Budget (the "**2005 Budget**") proposes to eliminate the limit in respect of foreign property that may be held in the above-noted plans for months which end in 2004 and for subsequent years. However, no assurance can be provided that the Tax Act will be amended in accordance with the 2005 Budget or at all; and

- the Trust Units would constitute taxable Canadian property for the purposes of the Tax Act, potentially subjecting non-residents of Canada to tax pursuant to the Tax Act on the disposition (or deemed disposition) of such Units.

See "Information Respecting Newalta Income Fund – Mutual Fund Trust Requirements".

Effect of Canadian Federal Government Budget Proposals

The March 23, 2004 Canadian Federal Budget (the "**2004 Budget**") proposed to introduce changes to pensions and their investment in trust entities. The proposed changes, if enacted, would restrict pension funds in their ownership of "business income trusts" such as Newalta Fund after 2004 to 1% of the book value of the pension fund's assets and to no more than 5% of the units of any business income trust. On May 18, 2004, the Minister of Finance (Canada) announced that the proposals announced in the 2004 Budget will be suspended to allow consultation with representatives of the pension fund industry, the investment industry, provincial governments and other interested parties. Following such consultations, the Minister of Finance (Canada) has indicated the Government will issue legislative proposals. On September 16, 2004 and December 6, 2004, the Department of Finance released draft legislation and explanatory notes for the proposed changes introduced in the 2004 Budget. Such proposals did not contain any proposed legislation on an investment by a pension fund in "business income trusts" described above. If enacted, these changes may limit demand for our Trust Units and adversely affect the liquidity and market value of our Trust Units.

The 2004 Budget introduced a new 15% Canadian non-resident withholding tax on the non-taxable portion of Newalta Fund's distributions, which, under the current provisions of the Tax Act are not subject to any Canadian withholding tax. The new 15% Canadian withholding tax would potentially be applicable to distributions made by Newalta Fund after 2004. The new 15% Canadian withholding tax will only apply if, at the time of the distribution, the Trust Units are listed on a prescribed stock exchange (which includes the Toronto Stock Exchange) and more than 50% of the fair market value of the Trust Units is attributable to real property situated in Canada, Canadian resource property, timber resource property, or any combination thereof. If a subsequent disposition of a Trust Unit results in a capital loss to a non-resident, a refund of the new 15% Canadian withholding tax is available in limited circumstances, subject to the filing of a special Canadian tax return. The proposed withholding tax rules may reduce the amount of after-tax distributions available for non-residents.

The 2004 Budget also introduced a 25% withholding tax on distributions made to non-residents of Canada which are attributable to capital gains realized by Newalta Fund after March 22, 2004 on the disposition of taxable Canadian property where Newalta Fund has made certain designations on such capital gains with respect to its Unitholders. The 25% rate of Canadian withholding tax may be reduced pursuant to the terms of an applicable income tax treaty between Canada and the non-resident's jurisdiction of residence. The proposed withholding tax rules may reduce the amount of after-tax distributions available for non-residents.

INFORMATION RESPECTING NEWALTA INCOME FUND

Description of Trust Units

The beneficial interests in Newalta Fund are divided into Trust Units. The interest of each Unitholder is determined by the number of Trust Units registered in the name of the Unitholder. Each Trust Unit represents an equal fractional undivided beneficial interest in any distribution from Newalta Fund (whether of net income, net realized capital gains or other amounts) and in any net assets of Newalta Fund in the event of the termination or winding-up of Newalta Fund. All Trust Units outstanding from time to time are entitled to equal shares in any distributions by Newalta Fund and in the event of the termination or winding-up of Newalta Fund, in the net assets of Newalta Fund. All Trust Units rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit entitles the holder thereof to one vote at all meetings of Unitholders. The aggregate number of Trust Units which is authorized and may be issued is unlimited.

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either Newalta or Newalta Fund. As holders of Trust Units in Newalta Fund, the Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. Newalta Fund is not a legally recognized entity within the relevant definitions of the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement* Act (Canada), and in some cases, the *Winding-Up and Restructuring Act* (Canada). As a result, in the event a restructuring of Newalta Fund were necessary, Newalta Fund would not be able to access the remedies available thereunder. In the event of a restructuring, the position of Unitholders may be different than that of shareholders of a corporation. See "Information Respecting Newalta Corporation – Risks Related to the Structure of Newalta Fund".

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that act or any other legislation. Furthermore, Newalta Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

As of March 1, 2005, Newalta Fund had issued and outstanding a total of 27,334,389 Trust Units, with an additional 1,817,031 Trust Units reserved for issuance pursuant to the terms of the Trust Unit Rights Incentive Plan of Newalta Fund (of which 1,284,000 Trust Unit Rights have been granted) and an additional 35,487 Trust Units reserved for issuance on conversion of outstanding Exchange Rights.

Market for Trust Units

The Trust Units are listed and posted for trading on the Toronto Stock Exchange under the symbol "NAL.UN". The following table sets forth the market price ranges and the aggregate volume of trading of the Trust Units on the Toronto Stock Exchange for the periods indicated:

Period	High ($)	Low ($)	Close ($)	Volume (Trust Units)
2004				
January	18.01	16.07	17.39	2,100,549
February	18.23	16.90	17.82	1,692,055
March	20.50	17.65	19.07	3,087,449
April	19.50	18.37	18.60	1,588,867
May	18.75	17.65	17.95	3,790,374
June	18.92	17.38	18.80	1,829,131
July	19.50	18.65	19.50	1,229,216
August	19.49	18.40	19.00	1,514,417
September	21.49	19.00	21.45	1,537,806
October	22.12	21.30	21.54	1,777,446
November	23.25	21.09	23.00	2,893,310
December	23.00	21.30	22.35	1,612,047

Distributions to Unitholders

Distributable Cash is calculated by Newalta and approved by the Trustees. Newalta Fund distributes Distributable Cash on or about the 15th day of each calendar month or, if such day does not fall on a business day, the next following business day of the calendar month to Unitholders of record on the last business day of the previous month.

In September 2004, Newalta Fund adopted a Distribution Reinvestment Plan (the "**DRIP Plan**"). The DRIP Plan provides eligible Unitholders with the opportunity to reinvest their monthly cash distributions to acquire additional Trust Units at a purchase price equal to 95% of the average market price (defined as the volume weighted average trading price of the Trust Units for the 10 trading days immediately preceding the distribution payment date). No additional commissions, service charges or brokerage fees are charged to a Unitholder in connection with the reinvestment of distributions under the DRIP Plan. The deadline for completing and delivering enrollment forms to Valiant Trust Company, the DRIP Plan agent, is 3:00 p.m. (Calgary time) on the business day immediately preceding a distribution record date in order for the distribution to which such record date relates to be reinvested under the DRIP Plan. The DRIP Plan and related documents are available on Newalta's website at www.newalta.com. As at March 1, 2005, Newalta Fund had an aggregate of 911,080 Trust Units remaining reserved for issuance under the DRIP Plan.

The following distributions have been declared to Unitholders since March 2003 and up to and including December 31, 2004:

Record Date	Payment Date	Per Trust Unit	Total
Distributions declared to Unitholders in 2003			
March 31, 2003	April 15, 2003	$0.09	$1,982,566
April 30, 2003	May 15, 2003	0.09	1,982,566
May 30, 2003	June 16, 2003	0.09	1,993,816
June 30, 2003	July 15, 2003	0.09	2,016,569
July 31, 2003	August 15, 2003	0.09	2,050,319
August 29, 2003	September 15, 2003	0.09	2,061,569
September 30, 2003	October 15, 2003	0.105	2,418,400
October 31, 2003	November 17, 2003	0.105	2,817,400
November 28, 2003	December 15, 2003	0.105	2,817,400
December 31, 2003	January 15, 2004	0.105	2,817,737
Total distributions declared to Unitholders in 2003		**$0.96**	**$22,958,342**

Record Date	Payment Date	Per Trust Unit	Total	
Distributions declared to Unitholders in 2004			**Cash**	**Trust Units Issued**[(1)]
January 30, 2004	February 16, 2004	$0.105	$2,818,400	-
February 27, 2004	March 15, 2004	0.105	2,818,400	-
March 31, 2004	April 15, 2004	0.125	3,384,424	-
April 30, 2004	May 17, 2004	0.125	3,384,424	-
May 31, 2004	June 15, 2004	0.125	3,403,763	-
June 30, 2004	July 15, 2004	0.125	3,404,990	-
July 30, 2004	August 16, 2004	0.125	3,405,553	-
August 31, 2004	September 15, 2004	0.125	3,405,553	-
September 30, 2004	October 15, 2004	0.125	3,230,816	8,527
October 29, 2004	November 15, 2004	0.125	3,001,558	19,888
November 30, 2004	December 15, 2004	0.125	2,992,332	19,963
December 31, 2004	January 17, 2005	0.125	2,973,966	20,828
Total distributions declared to Unitholders in 2004		**$1.46**	**$38,227,166**	**69,206**

Note:

(1) The DRIP Plan was adopted in September 2004. Unitholders were eligible to participate in the DRIP Plan for the first time in respect of the distribution paid on October 15, 2004.

Newalta is restricted from declaring distributions and distributing cash if it is in breach of its covenants under the credit facility.

Mutual Fund Trust Requirements

In order to qualify as a "mutual fund trust" under the provisions of the Tax Act, Newalta Fund must satisfy various conditions, including but not limited to the following:

1. some of the Trust Units must have conditions attached thereto that require Newalta Fund to accept, at the demand of the Unitholder, the surrender of the Trust Units;
2. the fair market value of the Trust Units described in item 1 above cannot be less than 95% of the fair market value of all of the issued Trust Units;
3. the Trust Units must be qualified for distribution to the public or have been lawfully distributed to the public in circumstances where a prospectus or similar document was not required to be filed in respect of the distribution;
4. in respect of the Trust Units referred to in item 3 above, there must be no fewer than 150 Unitholders;
5. each holder of Trust Units referred to in item 3 above must hold no less than one block of Trust Units (a block is characterized as 100 Trust Units if the fair market value of one Trust Unit is less than $25, 25 Trust Units if the fair market value of one Trust Unit is $25 or more but less than $100 and, and 10 Trust Units if the fair market value of one Trust Unit is $100 or more);
6. each holder of Trust Units referred to in item 3 above must hold such Trust Units having an aggregate fair market value of not less than $500; and
7. subject to some exceptions, Newalta Fund must not be established or maintained primarily for the benefit of non-residents of Canada. See "Information Respecting Newalta Income Fund – Limitation on Non-Resident Ownership".

Liability of Unitholder

The Deed of Trust provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort or of any other kind to any person in connection with: (a) the assets of Newalta Fund or the ownership, use, operation, acquisition or disposition thereof or exercise or enjoyment of the rights, privileges, conditions or benefits attached to, associated with or derived from such assets; (b) the obligations or the activities or affairs of Newalta Fund; (c) any actual or alleged act or omission of the Trustees or by any other person in respect of the activities or affairs of Newalta Fund (whether or not authorized by or pursuant to the Deed of Trust); (d) any act or omission of the Trustees or any other person in the performance or exercise, or purported or attempted performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustees or such other person in respect of the activities or affairs of Newalta Fund (whether or not authorized by or pursuant to the Deed of Trust); (e) any transaction entered into by the Trustees or by any other person in respect of the activities or affairs of Newalta Fund (whether or not authorized by or pursuant to the Deed of Trust); or (f) any taxes, levies, imposts or charges or fines, penalties or interest in respect thereof payable by Newalta Fund or by the Trustees or by any other person on behalf of or in connection with the activities or affairs of Newalta Fund. The Deed of Trust also provides that no Unitholder in its capacity as a Unitholder shall be liable to indemnify the Trustees or any other person with respect to any of the foregoing liabilities of Newalta Fund. To the extent that any Unitholder, in its capacity as such, is determined by a judgment of a court of competent jurisdiction to be subject to or liable in respect of any liabilities of Newalta Fund, such judgment and any writ of execution or similar process in respect thereof, is to be enforceable only against, and be satisfied only out of, the Unitholder's share of the assets of Newalta Fund. The Deed of Trust further provides that the Trustees and Newalta Fund shall make all reasonable efforts to include as a specific term of such obligations or liabilities a contractual provision to the effect that neither the Unitholder nor the Trustees have any personal liability or obligation in respect thereof. If such provision is omitted and a Unitholder is held liable to any person as a result of such omission, the Unitholder shall be entitled to indemnity and reimbursement out of the assets of Newalta Fund to the full extent of such liability.

Issuance of Trust Units

Trust Units may be issued at the times, to the persons, for the consideration and on the terms and conditions that the Trustees determine. Immediately after any pro rata distribution of additional Trust Units to all Unitholders pursuant to the Deed of Trust and subject to withholding requirements for taxes for non-residents of Canada, the number of the outstanding Trust Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Trust Units as the Unitholder held before the distribution of additional Trust Units. Each certificate representing a number of Trust Units prior to the distribution of additional Trust Units shall be deemed to represent the same number of Trust Units after the distribution of additional Trust Units and the consolidation.

Distributions

The Deed of Trust provides that the Trustees shall, on or before each Distribution Record Date, declare payable to the Unitholders on such Distribution Record Date, all of the Distributable Cash for the Distribution Period which includes such Distribution Record Date. The proportionate share of each Trust Unit of the amount of such Distributable Cash shall be determined by dividing such amount by the number of issued and outstanding Trust Units on such Distribution Record Date. Each Unitholder's share of such Distributable Cash shall be an amount equal to the proportionate share of each Trust Unit of such Distributable Cash multiplied by the number of Trust Units owned of record by each such Unitholder on such Distribution Record Date. Except in the circumstances described below, Distributable Cash which has been declared to be payable to Unitholders in respect of a Distribution Period shall be paid in cash on the Distribution Payment Date in respect of such Distribution Period.

The Deed of Trust also permits the Trustees to declare to be payable and make distributions, from time to time, out of the Income of Newalta Fund, Net Realized Capital Gains, the capital of Newalta Fund or otherwise, in any year, in such amount or amounts, and on such dates as the Trustees may determine. The proportionate share of each Trust Unit of the amount of any of the foregoing distributions shall be determined by dividing such amount by the number of issued and outstanding Trust Units on the applicable record date in respect of any such distribution. Each Unitholder's share of the amount of any such distribution shall be an amount equal to the proportionate share of each Trust Unit of such amount multiplied by the number of Trust Units owned of record by each such Unitholder on such applicable record date. Except in the circumstances described below, amounts which have been declared to be payable to Unitholders shall be paid in cash on the Distribution Payment Date which immediately follows the applicable record date in respect of a distribution.

Having regard to the present intention of the Trustees to allocate, distribute and make payable to Unitholders all of the Income of Newalta Fund, Net Realized Capital Gains and any other applicable amounts so that Newalta Fund will not have any liability for tax under Part 1 of the Tax Act in any taxation year, the Deed of Trust provides that the following amounts shall, without any further actions on the part of the Trustees, be due and payable to Unitholders of record on December 31 in each such year:

(a) an amount equal to the amount, if any, by which the Income of Newalta Fund for such year exceeds the aggregate of the portions, if any, of each other distribution made by Newalta Fund which have been determined by the Trustees to have been payable by Newalta Fund out of the Income of Newalta Fund for such year; and

(b) an amount equal to the amount, if any, by which the Net Realized Capital Gains of Newalta Fund for such year exceeds the aggregate of the portions, if any, of each other distribution made by Newalta Fund which have been determined by the Trustees to have been payable by Newalta Fund out of Net Realized Capital Gains for such year.

The proportionate share of each Trust Unit of the amount of any of the foregoing distributions shall be determined by dividing such amount by the number of issued and outstanding Trust Units on December 31. Each Unitholder's share of the amount of any such distribution shall be an amount equal to the proportionate share of each Trust Unit of such amount multiplied by the number of Trust Units owned of record by each such Unitholder on December 31 in the year of such distribution. Except in the circumstances described below, amounts which have been declared to be payable to Unitholders shall be paid in cash on the Distribution Payment Date which immediately follows December 31 in the applicable year.

In accordance with and to the extent permitted by the Tax Act, the Trustees in each year shall make designations in respect of the amounts payable to Unitholders for such amounts that the Trustees consider to be reasonable in all of the circumstances, including, without limitation, designations relating to taxable dividends received by Newalta Fund in the year on shares of taxable Canadian corporations, net capital gains realized by Newalta Fund in the year and foreign source Income of Newalta Fund for the year, as well as elect under subsections 104(13.1) and/or (13.2) of the Tax Act that income be taxed to Newalta Fund, rather than to the Unitholders. Distributions payable to Unitholders shall be deemed to be distributions of Income of Newalta Fund, Net Realized Capital Gains, trust capital or other items in such amounts as the Trustees shall, in their absolute discretion, determine.

The Deed of Trust provides that each Unitholder shall have the legal right to enforce payment of any amount payable to such Unitholder as a result of any distribution which is declared payable to such Unitholder by the Trustees.

Where the Trustees determine that Newalta Fund does not have available cash in an amount sufficient to make payment of the full amount of any distribution which has been declared to be payable on the due date for such payment, or if any cash distribution should be contrary to any subordination agreement, the payment may, at the option of the Trustees, include the pro rata issuance of additional Trust Units, or fractions of Trust Units, if necessary, having a value equal to the difference between the amount of such distribution and the amount of cash which has been determined by the Trustees to be available for the payment of such distribution. The value of each Trust Unit issued shall be the "market price" (as defined under "Information Respecting Newalta Income Fund – Redemption of Trust Units") of the Trust Units on the applicable Distribution Record Date or December 31 in any year, as the case may be, provided that if the particular date is not a business day then the market price shall be determined on the last business day which precedes such particular date.

The Deed of Trust permits Trustees to deduct or withhold from distributions payable to any Unitholder all amounts required by law to be withheld from such distribution.

Any payments of cash by Newalta Fund to a Unitholder pursuant to the Deed of Trust is conclusively deemed to have been made upon mailing of a cheque in a postage pre-paid envelope, addressed to the Unitholder at the Unitholder's address appearing in the register of Unitholders unless such cheque is dishonoured upon presentment. Upon such payment, Newalta Fund shall be discharged from all liability to the Unitholder in respect of such payment except to replace any cheque which is lost or destroyed.

Redemption of Trust Units

Each Unitholder shall be entitled to require Newalta Fund to redeem, at any time or from time to time at the demand of the Unitholder, all or any part of the Trust Units registered in the name of the Unitholder at the prices determined and payable in accordance with the conditions hereinafter provided. To exercise a Unitholder's right to require redemption, a duly completed and properly executed notice requiring Newalta Fund to redeem Trust Units, in a form approved by the Trustees, shall be sent to Newalta Fund at the head office of Newalta Fund, together with the certificate or certificates representing the Trust Units to be redeemed. No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Trustees and is accompanied by any further evidence that the Trustees may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

Upon receipt by Newalta Fund of the notice to redeem Trust Units, the Unitholder shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefor) including the right to receive any distributions thereon which are declared payable to the Unitholders of record on a date which is subsequent to the day of receipt by Newalta Fund of such notice. Trust Units shall be considered to be tendered for redemption on the date that Newalta Fund has, to the satisfaction of the Trustees, received the notice, certificates representing the Trust Units and other required documents or evidence as aforesaid.

Upon receipt by Newalta Fund of the notice to redeem Trust Units given in accordance with the foregoing requirements, the holder of the Trust Units tendered for redemption shall be entitled to receive a price per Trust Unit (the "**Cash Redemption Price**") equal to the lesser of: (i) 95% of the "market price" of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units were tendered to Newalta Fund for redemption; and (ii) the "closing market price" on the principal market on which the Trust Units are quoted for trading, on the date that the Trust Units were tendered to Newalta Fund for redemption. The "**market price**" shall be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day. The "**closing market price**" shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of Trust Units if there was trading and the exchange or other market provides only the highest and lowest trading prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

The Cash Redemption Price payable in respect of the Trust Units tendered for redemption during any month shall be paid by cheque, drawn on a Canadian chartered bank or a trust company in lawful money of Canada, payable at par to or to the order of the Unitholder who exercised the right of redemption on the last day of the calendar month following the month in which the Trust Units were tendered for redemption. Payments made by Newalta Fund of the Cash Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the former Unitholder unless such cheque is dishonoured upon presentment. Upon such payment, Newalta Fund shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed.

Trust Units will not be entitled to the Cash Redemption Price if: (i) the total amount payable by Newalta Fund in respect of such Trust Units and all other Trust Units tendered for redemption prior thereto in the same calendar month exceeds $75,000; provided that the Trustees may, in their sole discretion, waive such limitation in respect of any calendar month; (ii) at the time the Trust Units are tendered for redemption, the outstanding Trust Units of Newalta Fund are not listed for trading on the Toronto Stock Exchange or are not traded or quoted on any other stock exchange or market which the Trustees consider, in their sole discretion, provides representative fair market value prices for the Trust Units; or (iii) the normal trading of the outstanding Trust Units of Newalta Fund is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date that such Trust Units tendered for redemption were tendered to Newalta Fund for redemption or for more than five trading days during the 10 trading day period commencing immediately after the date on which such Trust Units tendered for redemption were tendered to Newalta Fund for redemption.

In the event a holder of Trust Units is not entitled to payment of a Cash Redemption Price in respect of Trust Units tendered for redemption, such Unitholder shall instead be entitled to receive a price per Trust Unit (the "**In Specie Redemption Price**") equal to the fair market value thereof as determined by the Trustees and the In Specie Redemption Price shall, subject to all necessary regulatory approvals, be paid and satisfied by way of a distribution in specie of the securities held by Newalta Fund, on the basis, per Trust Unit tendered for redemption, of the number of each class of securities owned by Newalta Fund on the date such Trust Units were tendered for redemption, each such class of securities divided by the number of Trust Units of Newalta Fund outstanding on such date. No fractional securities shall be distributed and where the number of securities to be received upon redemption by a Unitholder would otherwise include a fraction, that number shall be rounded to the next lowest whole number. The In Specie Redemption Price payable in respect of Trust Units tendered for redemption during any month shall be paid by the transfer, to or to the order of the Unitholder who exercised the right of redemption, on the last day (the "**Transfer Date**") of the calendar month following the month in which the Trust Units were tendered for redemption, of the number of each class of securities determined as aforesaid. Newalta Fund shall be entitled to all other interest paid or accrued and unpaid to and including the Transfer Date, distributions declared and paid or declared payable on or before the Transfer Date and all other income, profits, earnings and royalties paid or accrued and unpaid on any securities being transferred to and including the Transfer Date. Payments by Newalta Fund of the In Specie Redemption Price are conclusively deemed to have been made upon the mailing of the certificates representing the securities by registered mail in a postage prepaid envelope addressed to the former Unitholder. Upon such payment, Newalta Fund shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed.

Meetings of Unitholders

The Deed of Trust provides that meetings of Unitholders must be called and held for, among other matters, the appointment or removal of the Trustees, the appointment or removal of the auditors of Newalta Fund, the approval of amendments to the Deed of Trust (except as described under "Information Respecting Newalta Income Fund - Amendments to the Deed of Trust"), material amendments to the Note Indenture other than in the contemplation of a future issuance of Notes, material amendments to the articles of Newalta, the amalgamation or merger of Newalta with any other corporation (other than as part of an internal reorganization), the sale, lease or exchange of all or substantially all of the assets of Newalta Fund or Newalta (other than pursuant to any security granted by Newalta or pursuant to any internal reorganization), and the termination of Newalta Fund. Meetings of Unitholders will be called and held annually for, among other things, the election of the Trustees and the appointment of auditors of Newalta Fund. A resolution appointing or removing a Trustee or the auditors of Newalta Fund must be passed by a majority of the votes cast at a meeting of the Unitholders called for such purpose. The balance of the foregoing matters must be passed by at least 66⅔% of the votes cast at a meeting of Unitholders called for such purpose.

A special meeting of Unitholders may be called at any time and for any purpose by the Trustees and must be called if requisitioned by the holders of not less than 5% of the Trust Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business proposed to be transacted at the meeting.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two persons present in person and either holding personally or representing as proxies not less than 5% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings.

A resolution in writing executed by Unitholders holding more than 66⅔% of the outstanding Trust Units at any time shall be as valid and binding for all purposes as if such resolution had been passed at a meeting of Unitholders.

The Deed of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders.

Information and Reports

Newalta Fund will furnish to Unitholders such financial statements (including quarterly and annual financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns under the Tax Act and equivalent provincial legislation in Canada.

Prior to each meeting of Unitholders, the Trustees will provide the Unitholders (along with notice of such meeting) a proxy form and an information circular containing information similar to that required to be provided to shareholders of a Canadian public corporation.

Newalta will provide Newalta Fund with proper disclosure as to its business and financial operations and sufficient information and materials on a timely basis to allow Newalta Fund to meet its public reporting requirements. With respect to material changes, Newalta will provide timely disclosure to Newalta Fund as if Newalta were a public company.

Takeover Bids

The Deed of Trust contains provisions to the effect that if a takeover bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the takeover bid on the terms offered by the offeror.

The Trustees

The Deed of Trust establishes that the Trustees shall consist of not more than ten nor less than three Trustees, with the number of Trustees from time to time within such range being fixed by resolution of the Trustees. Trustees shall be appointed at each annual meeting of Unitholders by a resolution approved by a majority of the votes cast at a meeting of Unitholders. A quorum of Trustees, being the greater of two Trustees or a majority of the Trustees then holding office, may fill a vacancy among the Trustees, except a vacancy resulting from an increase in the number of Trustees or from a failure to elect the minimum number of Trustees. No more than one-third of the Trustees at any time may be non-residents of Canada.

A resignation of a Trustee becomes effective at the time a written resignation is sent to the other Trustees, or at the time specified in the resignation, whichever is later, provided that if, upon the resignation becoming effective, the number of remaining Trustees would be less than the number necessary to constitute a quorum for a meeting of Trustees, the resignation is not effective until the resigning Trustee's successor is duly appointed as a Trustee.

In addition to any other power which the Trustees may have by virtue of any statute or rule of law, the Deed of Trust provides that, subject to the terms and conditions thereof, the Trustees may exercise all powers which are necessary or useful to carry on the purpose and activities of Newalta Fund, to promote any of the purposes for which Newalta Fund is formed and to carry out the provisions of the Deed of Trust.

The Deed of Trust requires the Trustees to act honestly and in good faith with a view to the best interests of Newalta Fund and in connection therewith to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duties and standard of care of the Trustees are intended to be similar to, and not to be any greater than, those imposed on a director of a corporation governed by the ABCA. Each Trustee, in his or her capacity as trustee, is not required to devote his or her entire time to the investments and affairs of Newalta Fund.

The Trustees shall be paid such remuneration for their services as the Trustees may from time to time determine. A Trustee who is a director or an employee of Newalta or any of its subsidiaries shall not receive any remuneration for acting as Trustee or attending meetings of the Trustees. The Trustees shall also be entitled to be reimbursed for reasonable traveling and other expenses properly incurred by them in attending meetings of the Trustees or any committee thereof or in connection with their services as Trustees.

The current Trustees are Alan P. Cadotte, Robert M. MacDonald, R. Vance Milligan, Felix Pardo, R.H. (Dick) Pinder, Gordon E. Pridham, Clayton H. Riddell, Ronald L. Sifton and Barry D. Stewart. Each of the current Trustees is currently a member of the Board of Directors of Newalta. See "Information Respecting Newalta Corporation – Directors and Executive Officers".

Liability of the Trustees

The Trustees shall only be liable, answerable and accountable for their own actual fraud, dishonesty or gross negligence. No Trustee shall be liable for any loss or damage which may occur to the assets of Newalta Fund or any part thereof (including any securities whose ownership interests are comprised directly or indirectly in the assets of Newalta Fund) or the income thereof at any time from any cause whatsoever, including:

(a) the exercise or failure to exercise a discretion or power, or the refusal or failure to concur in the exercise of a discretion or power;

(b) the failure to attend to, interfere with, or inquire into the management of any entities, the securities of which form part of the assets of Newalta Fund, including without limitation:

  (i) the reliance on information given at meetings or otherwise by the management of such entities;

  (ii) the failure to act upon any information received from inquiring into the management of such entities or otherwise;

  (iii) the failure to require the management of such entities to consult and inform the Trustees so that the Trustees may intervene if necessary to safeguard the interests of the assets of Newalta Fund; and

  (iv) the acquiescence in business arrangements entered into by such entities even if such business arrangements prove detrimental to the interest of Newalta Fund;

(c) the reliance in good faith upon the opinion or advice of counsel as to the interpretation of the Deed of Trust in any respect, or as to any other issue that may arise; or

(d) the reliance upon the opinion or advice of any other professional person in a matter apparently falling within his/her professional expertise.

The Trustees shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to Newalta Fund arising out of anything done or permitted or omitted to be done in respect to the affairs of Newalta Fund. No property or assets of the Trustees, owned in their personal capacity or otherwise, will be subject to any levy, execution or other enforcement procedure with regard to any obligations under the Deed of Trust or under any other related agreements. No recourse may be had or taken, directly or indirectly, against the Trustees in their personal capacity or against any incorporator shareholder, director, officer, employee or agent of the Trustees or any successor of the Trustees. Newalta Fund shall be solely liable for any such debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses and resort shall be had solely to the assets of Newalta Fund for the payment or performance thereof. In the exercise of the powers, authorities or discretion conferred upon the Trustees under the Deed of Trust, the Trustees are and shall be conclusively deemed to be acting as trustees of the assets of Newalta Fund.

Each Trustee, each former Trustee, each officer of Newalta Fund and each former officer of Newalta Fund shall be entitled to be and shall be indemnified and reimbursed out of the assets of Newalta Fund in respect of any and all taxes, penalties or interest in respect of unpaid taxes or other governmental charges imposed upon the Trustee or officer in consequence of his or her performance of his or her duties and in respect of any and all costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal or administrative action or proceeding to which the Trustee, former Trustee, officer or former officer is made a party by reason of being or having been a Trustee or officer of Newalta Fund or, at the request of Newalta Fund, a director or officer of Newalta or any subsidiaries thereof; provided that a Trustee, former Trustee, officer or former officer shall not be indemnified out of the assets of Newalta Fund in respect of unpaid taxes or other governmental charges or in respect of such costs, charges and expenses that arise out of or as a result of the actual fraud, dishonesty or gross negligence of such Trustee, former Trustee, officer or former officer. A Trustee, former Trustee, officer or former officer shall not be entitled to satisfy any right of indemnity or reimbursement granted under the Deed of Trust, or otherwise existing under law, except out of the assets of Newalta Fund, and no Unitholder or other Trustee or officer shall be personally liable to any person with respect to any claim for such indemnity or reimbursement.

Amendments to the Deed of Trust

The Trustees may, without the approval of the Unitholders, make certain amendments to the Deed of Trust provided that no such amendment shall modify the right to one vote per Trust Unit, reduce the fractional undivided interest in the assets of Newalta Fund represented by any Trust Unit without the consent of the holder of such Trust Unit and no amendment shall reduce the percentage of votes required to be cast at a meeting of the Unitholders or alter the takeover bid acquisition provisions of the Deed of Trust without the consent of the holders of all of the Trust Units. See "Information Respecting Newalta Income Fund – Takeover Bids". Subject to the foregoing limitation, the Trustees may make amendments for any of the following purposes: (i) ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or Newalta Fund; (ii) providing, in the opinion of the Trustees, additional protection for the Unitholders; (iii) removing any conflicts or inconsistencies in the Deed of Trust or making minor corrections which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Unitholders; (iv) making amendments which, in the opinion of the Trustees, are necessary or desirable in the interests of the Unitholders as a result of changes in taxation laws; and (v) for any purpose (except one in respect of which a vote by Unitholders is specifically otherwise required by the terms of the Deed of Trust) if the Trustees are of the opinion that the amendment is not prejudicial to Unitholders and is necessary or desirable.

Limitations on the Powers of the Trustees

The Deed of Trust provides that the Trustees may not under any circumstances whatsoever authorize, without the approval of 66⅔% of the votes cast at a meeting of the Unitholders:

(a) any amalgamation or other merger of Newalta with any other corporation, except with one or more direct or indirect wholly-owned subsidiaries of Newalta Fund or in conjunction with an internal reorganization;

(b) any sale or disposition of any securities held by Newalta Fund or any other sale, lease or exchange of all or substantially all of the assets of Newalta Fund, except pursuant to an in specie redemption, pursuant to any security that may be granted by the Trustees, pursuant to any internal reorganization of the direct or indirect assets of Newalta Fund as a result of which Newalta Fund has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization or where any such sale, lease or exchange is effected between or among Newalta Fund and any one or more of:

   (i) Newalta;

   (ii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by Newalta Fund;

   (iii) any trust or trusts, the sole beneficiaries of which are Newalta Fund and/or any of the entities referred to in (i) and (ii) above; and

   (iv) any partnership, the only partners of which are entities referred to in (i) to (iii) above;

(c) any sale, lease or exchange of all or substantially all of the assets of Newalta, except pursuant to any security granted by Newalta, pursuant to any internal reorganization, or where any such sale, lease or exchange is effected between or among any one or more of:

   (i) Newalta Fund;

   (ii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by Newalta Fund;

   (iii) any trust or trusts, the sole beneficiaries of which are Newalta Fund and/or any of the entities referred to in (i) to (ii) above; and

   (iv) any partnership, the only partners of which are entities referred to in (i) to (iii) above;

(d) any material amendment to the Note Indenture other than in contemplation of a future issuance of Notes; or

(e) any material amendment to the articles of Newalta to change its authorized share capital or otherwise amend its constating documents in a manner which may be prejudicial to Newalta Fund.

Limitation on Non-Resident Ownership

The Deed of Trust provides that at no time may non-residents of Canada within the meaning of the Tax Act be the beneficial owners of more than 49% of the Trust Units. Newalta Fund may require declarations as to the jurisdictions in which beneficial owners of the Trust Units are resident. If Newalta

Fund becomes aware, as a result of acquiring such declarations as to beneficial ownership, that the beneficial owners of 49% of the Trust Units then outstanding are, or may be, non-residents or that such a situation is imminent, Newalta Fund may make a public announcement thereof and shall not accept a subscription for such Trust Units from or issue or register a transfer of such Trust Units to a person unless the person provides a declaration in form and content satisfactory to the Trustees that the person is not a non-resident. If notwithstanding the foregoing, Newalta Fund determines that more than 49% of the Trust Units are held by non-residents, Newalta Fund may send a notice to non-resident holders of the Trust Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustees may consider equitable and practicable, requiring them to sell their Trust Units or a portion thereof within a specified period of not more than 60 days. If the Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Trustees with satisfactory evidence that they are not non-residents within such period, the Trustees may on behalf of such Unitholders sell such Trust Units and, in the interim, shall suspend the voting and distribution rights attached to such Trust Units. Upon such sale the affected holders shall cease to be holders of the relevant Trust Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Trust Units.

Management of Newalta Fund

Newalta Fund and Newalta have entered into the Administration Agreement pursuant to which Newalta will be responsible for the management and general administration of the affairs of Newalta Fund, including, without limitation, the following:

(a) undertaking any matters required by the terms of the Deed of Trust to be performed by the Trustees;

(b) keeping and maintaining at its offices in Calgary, Alberta all books, records and amounts outstanding with respect to all receipts, disbursements and investments relating to the assets of Newalta Fund;

(c) preparing all returns, filings and documents and making all determinations necessary for the discharge of the Trustees' obligations under the Deed of Trust;

(d) providing the Unitholders with annual audited and interim unaudited financial statements of Newalta Fund, as well as relevant tax information;

(e) ensuring compliance by Newalta Fund with all applicable securities legislation and stock exchange requirements including without limitation, continuous disclosure obligations;

(f) providing investor relations services to Newalta Fund;

(g) providing office space, equipment and personnel including all accounting, clerical, secretarial, corporate and administrative services as may be reasonably necessary to perform its obligations under the Administration Agreement;

(h) calling and holding all annual and/or special meetings of Unitholders pursuant to the Deed of Trust and preparing, approving and arranging for the distribution of all materials (including notices of meetings and information circulars) in respect thereof;

(i) attending to all administrative and other matters arising in connection with any redemptions of Trust Units;

(j) determining the amount of Cash Flow of Newalta Fund, Distributable Cash, Income of Newalta Fund and Net Realized Capital Gains pursuant to the Deed of Trust and arranging for distributions to Unitholders of distributions properly payable by Newalta Fund pursuant to the Deed of Trust;

(k) determining the timing and terms of future offerings of Trust Units;

(l) preparing and approving any prospectus or comparable documents of Newalta Fund to qualify the sale of securities from time to time;

(m) promptly notifying Newalta Fund of any event that might reasonably be expected to have a material adverse effect on the affairs of Newalta Fund; and

(n) generally providing all other services as may be necessary or as requested by the Trustees of Newalta Fund, for the administration of Newalta Fund.

The Administration Agreement requires Newalta to perform all services at all times in compliance with applicable laws, to comply with all instructions of the Trustees and to observe and perform or cause to be observed and performed on behalf of Newalta Fund in every material respect the provisions of the agreements from time to time entered into in connection with the activities of Newalta Fund and all applicable laws.

ADDITIONAL INFORMATION

Legal Proceedings

Newalta is not aware of any material legal proceedings involving Newalta or Newalta Fund or their respective property, nor are any such proceedings known by Newalta to be contemplated.

Interest of Management and Others in Material Transactions

Other than as discussed herein, there are no material interests, direct or indirect, of any trustee of Newalta Fund, or director or executive officer of Newalta, or any person or company that beneficially owns, or exercises control or direction over, more than 10% of the outstanding Trust Units, or any known associate or affiliate of any such person, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect either Newalta Fund or Newalta.

Transfer Agents and Registrars

The transfer agent and registrar for the Trust Units is Valiant Trust Company at its principal office in Calgary, Alberta and its sub-agency office in Toronto, Ontario.

Material Contracts

Other than as discussed herein, there are no material contracts, other than contracts entered into in the ordinary course of business, that are material to Newalta Fund or Newalta that were entered into within the most recently completed financial year, or before the most recently completed financial year but are still in effect.

Interests of Experts

Deloitte & Touche LLP, Chartered Accountants, have audited the financial statements of Newalta Fund for the year ended December 31, 2004, as set forth in the Annual Report of Newalta Fund.

External Auditor Service Fees

During the financial years ended December 31, 2004 and 2003, Newalta incurred the following fees from Deloitte & Touche LLP:

Item	2004	2003
Audit fees	$117,000	$99,000
Audit-related fees	49,250	141,545
Tax fees	30,210	36,980
All Other Fees	341,500	91,000

Audit Fees

Audit fees were for professional services rendered by Deloitte & Touche LLP for the audit of the annual financial statements of Newalta Fund and services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements and are not reported under the heading Audit Fees above. These services consisted of accounting consultations and assistance with the public offering of Trust Units in October, 2003.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning. These services consisted of tax compliance including the preparation of tax returns.

All Other Fees

There were fees for products and services other than those described under the headings Audit Fees, Audit-Related Fees and Tax Fees above.

Audit Committee Matters

Information Relating to the Mandate of the Audit Committee

The external auditor is ultimately accountable to the Board of Trustees and the Audit Committee, as representatives of the Unitholders and the Board of Trustees has the ultimate authority and responsibility to select, evaluate, and where appropriate, replace the external auditors (or to nominate the external auditors to be proposed for Unitholder approval at a meeting of Unitholders). The external auditor reports directly to the Audit Committee.

The Audit Committee has responsibility for overseeing:

(a) the accounting and financial reporting processes of Newalta Fund and Newalta; and

(b) audits of the financial statements of Newalta Fund and/or Newalta.

In addition to any other duties assigned to the Audit Committee by the Board of Trustees, the role of the Audit Committee includes meeting with the external auditor and the senior financial management of Newalta Fund to review all financial statements of the which require approval by the Board of Trustees, including annual financial statements and related management's discussion and analysis. The Audit Committee is charged with, among others, the following specific responsibilities:

(a) overseeing the work of the external auditor engaged for purposes of preparing or issuing an audit report or performing other services for Newalta Fund and Newalta, including the resolution of disagreements between financial management and the external auditor regarding financial reporting;

(b) discussing with the external auditor the scope of the audit, in particular the external auditor's view of the quality of Newalta Fund's accounting principles as applied in the financial statements in terms of disclosure quality and evaluation methods, inclusive of the clarity of Newalta Fund's financial disclosure and reporting, degree of conservatism or aggressiveness of Newalta Fund's and Newalta's accounting principles and underlying estimates and other significant decisions made by management in preparing the financial disclosure reviewed by the auditor;

(c) discussing with the external auditor significant changes in Newalta Fund's and Newalta's accounting principles, practices or policies and new developments in accounting principles, reporting matters or industry practices which may materially affect Newalta Fund or Newalta;

(d) reviewing with the external auditor and Newalta's financial management the results of the annual audit, and making appropriate recommendations to the Board of Trustees;

(e) reviewing and discussing with Newalta's financial management and, if requested by the Audit Committee, the external auditor the interim financial statements and related management's discussion and analysis, any material matters relating to the interim financial statements and approving the same;

(f) receiving from the external auditor a formal written statement delineating all relationships between the auditor and Newalta Fund and Newalta, considering whether the advisory services performed by the external auditor during the course of the year have impacted their independence, and ensuring that no relationship or services between the external auditor and Newalta Fund and Newalta is in existence which may affect the objectivity and independence of the auditor or recommending appropriate action to ensure the independence of the external auditor; and

(g) reviewing, together with the external auditor, the adequacy of management's internal control over financial reporting relating to financial information and management information systems, inquiring of management and the external auditor about significant risks and exposures to Newalta Fund and Newalta that may have a material adverse impact on Newalta Fund's financial statements, and inquiring of the external auditor as to the efforts of management to mitigate such risks and exposures.

The Audit Committee has approved certain non-audit services, subject to a maximum annual expenditure level. The Audit Committee has delegated responsibility to the Chair of the committee for the pre-approval of non-audit services to be provided to Newalta Fund and Newalta by the external auditors outside of the foregoing policy.

Composition of the Audit Committee

The following table sets forth the name of each of the current members of the Audit Committee, whether such member is independent and financially literate within the meaning of applicable securities legislation and the relevant education and experience of such member.

Name	Independent	Financially Literate	Relevant Education and Experience
R. H. (Dick) Pinder (Chairman)	Yes	Yes	Mr. Pinder holds a Bachelor of Commerce degree and is a Chartered Accountant. As President of Kingsmere Corporate Finance Ltd. (a private investment and advisory company), Mr. Pinder has been providing corporate financial advisory services for the past nine years. Mr. Pinder has also served as the Chair of the Audit Committee of Newalta since 1994.
Robert M. MacDonald	Yes	Yes	Mr. MacDonald graduated with a Bachelor of Business Administration (major in Economics and Finance and minor in Accounting) and is a Fellow of the Institute of Canadian Bankers. During his 28 years in energy and commercial banking, Mr. MacDonald was involved in loan/debt restructuring and credit risk management including financial analysis, audit management as well as loan workouts. Since 2003, Mr. MacDonald has been a member of the audit committee of another public issuer.
Felix Pardo	Yes	Yes	Mr. Pardo holds a Masters of Business Administration in Finance. Mr. Pardo has served as Chairman and Chief Executive Officer of Dyckerhoff Inc. (a United States cement producer) from July 1998 to December 2002. Mr. Pardo served as President and Chief Executive Officer of Philip Services Corp. (an integrated service provider of industrial services) from April to October 1998 and President and Chief Executive Officer of Ruhr American Coal Corporation (a United States coal production, sales and trading company) from 1992 to March 1998. Through these various roles, Mr. Pardo has supervised the individuals engaged in preparing, analyzing and evaluating financial statements.

Where You Can Find Additional Information

Additional information relating to Newalta Fund is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

Additional information, including information as to directors' and officers' remuneration and indebtedness, principal holders of the securities of Newalta Fund and securities authorized for issuance under equity compensation plans of Newalta Fund is contained in the Management Information Circular and Proxy Statement of Newalta Fund for the most recent annual meeting of Unitholders that involved the election of trustees.

Additional financial information is contained in the financial statements and related management's discussion and analysis of Newalta Fund for the year ended December 31, 2004.

GLOSSARY OF TERMS

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, including the regulations promulgated thereunder;

"**Administration Agreement**" means the Administration Agreement dated January 16, 2003 pursuant to which Newalta will provide certain administrative services and facilities to Newalta Fund;

"**Arrangement**" means the arrangement under section 193 of the ABCA involving, among other things, the exchange of Common Shares for Trust Units, the exchange of options to acquire Common Shares for Exchange Rights or cash, as the case may be, and the exchange of the Notes for Common Shares as set forth in the Plan of Arrangement;

"**Board of Directors**" means the board of directors of Newalta;

"**Cash Flow of Newalta Fund**" means, for any Distribution Period, all cash amounts which are received by Newalta Fund in the Distribution Period, including, without limitation, interest, dividends, proceeds from the disposition of securities, returns of capital and repayments of indebtedness, but excluding the proceeds of any issuance of Trust Units, less: (a) all costs, expenses and liabilities of Newalta Fund which, in the opinion of the Trustees, may reasonably be considered to have accrued and become owing in respect of, or which relate to, such Distribution Period or a prior Distribution Period if not accrued in such prior period; (b) all amounts which relate to the redemption of Trust Units and which have become payable in cash by Newalta Fund in such Distribution Period; and (c) any other interest expenses incurred by Newalta Fund between distributions;

"**Cash Redemption Price**" has the meaning ascribed thereto under the heading "Information Respecting Newalta Income Fund – Redemption of Trust Units";

"**closing market price**" has the meaning ascribed thereto under the heading "Information Respecting Newalta Income Fund – Redemption of Trust Units";

"**Common Shares**" means common shares in the capital of Newalta;

"**Deed of Trust**" means the deed of trust dated as of January 16, 2003 between the initial trustees and J. Craig Wilkie, as amended from time to time;

"**Distributable Cash**" means for, or in respect of, a Distribution Period, the Cash Flow of Newalta Fund for such Distribution Period less any amount which the Trustees may reasonably consider to be necessary to: (a) provide for the payment of any costs, expenses or liabilities which have been or will be incurred in the activities and operations of Newalta Fund; (b) be retained by Newalta Fund to comply with such limits or restrictions as may be agreed to between the Trustees and any lender(s) of Newalta Fund or contained in any loan agreement(s) entered into by Newalta or any subsidiary or affiliate of Newalta; (c) make allowances for contingencies or for working capital, investments or acquisitions; and (d) provide for the payment of any income tax liability of Newalta Fund;

"**Distribution Payment Date**" means any date that Distributable Cash is distributed to Unitholders. If a Distribution Payment Date is not a business day, the amount payable on that date shall be paid on the next following business day or such other date determined from time to time by the Trustees and such day shall be the Distribution Payment Date for the purpose of such amount;

"**Distribution Period**" means each calendar month in each calendar year from and including the first day thereof and to and including the last day thereof;

"**Distribution Record Date**" means, until otherwise determined by the Trustees, the last business day of each calendar month, except in the case of the month of December where December 31 of each year shall be a Distribution Record Date;

"**Exchange Right**" means a right to purchase Trust Units, issuable by Newalta Fund to former holders of options to acquire Common Shares;

"**Exempt Holders**" means a trust governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan and deferred profit savings plan, in each case as defined in the Tax Act;

"**Income of Newalta Fund**" means, for any taxation year of Newalta Fund, the net income for the year determined pursuant to the provisions of the Tax Act having regard to the provisions thereof which relate to the calculation of income of a trust, and taking into account such adjustments thereto as are determined by the Trustees in respect of dividends received from taxable Canadian corporations, amounts paid or payable by Newalta Fund to Unitholders and such other amounts as may be determined in the discretion of the Trustees; provided, however, that capital gains and capital losses shall be excluded from the computation of net income.

"**In Specie Redemption Price**" has the meaning ascribed thereto under the heading "Information Respecting Newalta Income Fund – Redemption of Trust Units";

"**market price**" has the meaning ascribed thereto under the heading "Information Respecting Newalta Income Fund – Redemption of Trust Units";

"**Net Realized Capital Gains**" means, for any taxation year of Newalta Fund, the amount, if any, by which the aggregate of the capital gains of Newalta Fund in the year exceeds: (a) the aggregate of the capital losses of Newalta Fund in the year; (b) any capital gains which are realized by Newalta Fund as a result of a redemption of Units pursuant to the Deed of Trust; and (c) the amount determined by the Trustees in respect of any net capital losses for prior taxation years which Newalta Fund is permitted by the Tax Act to deduct in computing the taxable income of Newalta Fund for the year;

"**Newalta**" means Newalta Corporation, a corporation amalgamated under the ABCA;

"**Newalta Fund**" means Newalta Income Fund, a trust settled under the laws of Alberta pursuant to the Deed of Trust;

"**Note Indenture**" means the note indenture between Newalta and Valiant Trust Company to govern the issuance of the Notes;

"**Notes**" means the unsecured, subordinated notes issued by Newalta to Newalta Fund pursuant to the Note Indenture;

"**Plan of Arrangement**" means the plan of arrangement to give effect to the Arrangement;

"**Tax Act**" means the *Income Tax Act*, R.S.C. 1985 (5th Supp.), c.1, as amended;

"**Transfer Date**" has the meaning ascribed thereto under the heading "Information Respecting Newalta Income Fund – Redemption of Trust Units";

"**Trust Unit**" means a unit of Newalta Fund;

"**Trustees**" means the duly appointed trustees of Newalta Fund; and

"**Unitholders**" means holders from time to time of the Trust Units.

NEWALTA

NOTICE AND UNDERTAKING

TO: The regulator in each of Alberta, British Columbia, Manitoba, Ontario and Quebec

RE: Filing of renewal annual information form under National Instrument 44-101

Please be advised that Newalta Income Fund (the "Fund") is relying on its annual information form (on Form 51-102F2) filed under SEDAR Project No. 759383 pursuant to Part 6 of National Instrument 51-102 *Continuous Disclosure Obligations* as its renewal annual information form for the purposes of National Instrument 44-101 *Short Form Prospectus Distributions.*

In accordance with subsection 3.3(2) of National Instrument 44-101, the Fund hereby undertakes that, when the securities of the Fund are in the course of a distribution under a preliminary short form prospectus or a short form prospectus, the Fund will provide to any person or company, upon request to the Secretary of Newalta Corporation, as administrator of the Fund:

(a) one copy of the annual information form of the Fund, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the annual information form;

(b) one copy of the financial statements of the Fund for its most recently completed financial year for which financial statements have been filed, together with the accompanying report of the auditor, and one copy of the most recent interim financial statements of the Fund that have been filed, if any, for any period after the end of its most recently completed financial year;

(c) one copy of the information circular of the Fund in respect of its most recent annual meeting of unitholders that involved the election of trustees of the Fund; and

(d) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus of the short form prospectus and are not required to be provided under paragraphs (a), (b) or (c).

DATED at Calgary, Alberta this 31st day of March, 2005.

NEWALTA CORPORATION,
the Administrator of
NEWALTA INCOME FUND

By: (signed) *Took Whiteley*
Took Whiteley
General Counsel

File No. 82-34834

NAL.UN 93 . 94 . 95 . 96 . 97 . 98 . 99 . 00 . 01 . 02 . 03 . 2004 . NEWALTA INCOME FUND . REPORT TO UNIT

RECEIVED
2005 APR 15 A 9:4

NEWALTA SUSTAINING SUPERIOR P



File No. 82-34834


$22.35
$16.13
J F M A M J J A S O N D

2004 TRADING HISTORY

48%

NEWALTA PROVIDES SUPERIOR RETURNS TO ITS INVESTORS. IN 2004, WE GENERATED A 48% TOTAL RETURN* TO UNITHOLDERS.

** Total return is calculated by dividing the difference between 2004 opening and closing prices, plus declared distributions, by 2004 opening price.*

NEWALTA DELIVERS CONSISTENT PROFITABLE GROWTH

NEWALTA HAS DELIVERED AVERAGE REVENUE GROWTH OF 30% PER YEAR DURING THE PAST 12 YEARS. WE CONTINUE TO DELIVER OPERATIONAL EXCELLENCE, ENVIRONMENTAL STEWARDSHIP AND SUPERIOR INVESTOR RETURNS. NEWALTA WILL CONTINUE TO EXPAND SERVICE OFFERINGS, DEVELOP NEW MARKETS AND ACQUIRE COMPLEMENTARY BUSINESSES.

TODAY, NEWALTA IS MORE THAN 625 PEOPLE AND 41 FACILITIES ACROSS WESTERN CANADA. OUR ASSET BASE HAS GROWN TO $325 MILLION. OUR MARKET CAPITALIZATION AT YEAR-END 2004 WAS $610 MILLION. WE ARE ONE OF CANADA'S LARGEST PROVIDERS OF INDUSTRIAL WASTE MANAGEMENT SERVICES.

AT NEWALTA, WE TAKE THINGS OTHER COMPANIES NO LONGER HAVE USE FOR AND WRING OUT EVERY LAST DROP OF VALUE. THIS INCLUDES THE CRUDE WE RECOVER FROM OIL AND GAS PRODUCTION WASTE, AND THE USED OILS, ANTIFREEZE AND SOLVENTS THAT WE COLLECT AND REPROCESS INTO NEW AND USEFUL PRODUCTS. FOR 2004, $44 MILLION OF REVENUE WAS DERIVED FROM THE SALE OF THESE PRODUCTS. SUCH AN APPROACH BENEFITS OUR INVESTORS, CUSTOMERS AND THE ENVIRONMENT. AT NEWALTA, IT'S IN WITH THE OLD AND OUT WITH THE NEW.



200
175
150
125
100
75
50
25
00 01 02 03 04
2004
178.7
REVENUE $millions

NEWALTA ACHIEVED RETURN ON EQUITY OF 17.2% AND RETURN ON CAPITAL OF 21.9% IN 2004.

I



2004
38.7
OPERATING INCOME* $millions
00 01 02 03 04
40
35
30
25
20
15
10
5



60
50
40
30
20
10
00 01 02 03 04
2004
54.9
EBITDA* $millions



2004
53.8
CASH FLOW* $millions
00 01 02 03 04
60
50
40
30
20
10

Return on equity is calculated by dividing net earnings by the average unitholders' equity.
Return on capital is calculated by dividing EBITDA by the average net book value of fixed assets and goodwill.
** Excludes 2003 and 2002 reorganization costs and 2001 take-over bid and reorganization costs.*

File No. 82-34834

Our competent people, disciplined management and attention to detail deliver consistent profitable growth and superior investor returns.

PRESIDENT'S MESSAGE

In 2004 Newalta continued to grow its business, strengthen the organization, execute acquisitions and improve financial performance as we prepared for sustained profitable growth in 2005 and beyond.

We invested $31.4 million in projects to expand capacities, increase market coverage, improve efficiencies and add services in our Oilfield and Industrial divisions. Our growth capital investments were more than four times higher than in 2003. While the investments we made in 2004 did not contribute to our results, they will provide the platform for strong growth in our existing operations in 2005.

We also completed four acquisitions in 2004 for $16.4 million, which was double our expenditure in 2003. These businesses have been fully integrated and are delivering financial performance consistent with expectations.

In addition, we substantially strengthened our organization to provide the resources to drive the growth of our business in the years ahead. We added two executive positions: a Vice President of Finance and a Vice President of Human Resources and Environmental, Health and Safety. As well, several senior managers were added throughout the organization. We enter 2005 fully prepared to press forward with our growth plans.

DELIVERING STRONG PERFORMANCE

Although growth is an important objective, it is how the growth is achieved that fundamentally determines if success will be sustained. Only with competent people, disciplined management and attention to detail can superior performance be sustained. During the past 12 years, we have consistently delivered excellent safety and environmental performance, which I believe directly demonstrate the quality of our people and our organization.

I am especially proud of our results in 2004 – we had a 25% increase in hours worked and yet we reduced the total number of safety incidents by almost 30%. This was a remarkable achievement on top of already excellent performance. We enter 2005 with even more challenging objectives, and I am confident we will be successful in further improving the safety of our operations.

In March 2004, we increased our distributions to unitholders from 10.5 cents to 12.5 cents per unit per month. In 2004, we generated $44.2 million of cash available for growth and distributions while cash distributed was $38.1 million. We distributed 86% of the cash available which is consistent with our conservative distribution policy.

OUR FINANCIAL RESULTS FOR 2004 WERE CONSISTENT WITH OUR EXPECTATIONS:

- TOTAL REVENUE INCREASED BY 15% TO $178.7 MILLION AND CASH FLOW INCREASED BY 10% TO $53.8 MILLION
- OILFIELD DIVISION REVENUE GREW BY 10% AND NET MARGIN IMPROVED BY 11%
- INDUSTRIAL DIVISION REVENUE GREW BY 26% AND NET MARGIN IMPROVED BY 21%
- MAINTENANCE CAPITAL EXPENDITURES WERE CONSISTENT WITH OUR PLAN AT $7.8 MILLION

Al Cadotte has led Newalta's transformation since 1993.



We also implemented a Distribution Reinvestment Plan (DRIP) that has been well received by our investors.

In 2003, the total return to investors was more than 100%, and in 2004 the return was almost 50%. We have established a very high performance standard, and we are determined to maintain this momentum.

EXECUTING OUR STRATEGY

The stage is set for continued dynamic growth in 2005. Commodity prices and the demand for our services are expected to remain strong. Growth capital spending in 2005 will be comparable to the investments made last year.

We are growing our Oilfield division by developing satellite operations to enhance market coverage and expanding our on-site centrifugation services to improve our reach. We are forming strategic alliances and partnerships to capitalize on our existing facility network.

We are expanding our Industrial division by increasing our sludge processing capabilities through the application of centrifugation processes. We will continue to grow our on-site services project work, increase our transportation capabilities, and enhance our processes to treat industrial wastewaters.

We remain optimistic that we can continue to execute acquisitions to deliver additional growth. We will continue to be aggressive in pursuing acquisition opportunities to add new services and to expand geographically. We are confident that transactions can be done at responsible prices to further increase unitholder value.

CAPITALIZING ON OPPORTUNITIES

Newalta will continue to focus on the fundamentals of improved productivity, efficiency, cost-management, and environment, health and safety excellence. Our success has been rooted in disciplined management, and it will remain a core value as we move forward.

2005 promises to be a very exciting year. We are well-positioned with a strong balance sheet, an exceptional organization and a strong Board of Trustees to capitalize on opportunities which will generate superior returns for our investors in 2005.

"Signed"

ALAN P. CADOTTE
PRESIDENT AND CEO
MARCH 21, 2005

Our people's skills, their attention to detail and an uncompromised focus on safe operations are a key competitive edge.

NEWALTA'S PEOPLE

In 2004, we substantially strengthened the organization to provide the resources required to drive further growth in our business. We have added talented new people in the areas of Finance, Human Resources, Sales and Operations, and Environment, Health and Safety.

The quality of our people and our organization is apparent in our safety performance. This performance, audited against international standards, has consistently been excellent and exceeded industries in which we operate.

In 2004, we experienced a 25% increase in the total number of exposure hours while we reduced the total number of safety incidents by 28%. At the same time, we decreased the number of lost or restricted workdays by 69%. This reflects the efforts Newalta's people have committed to continuous safety practice improvement.

To acknowledge such achievement, we introduced the President's Award program for 2004 to honour the safety performance of the top 10% of our facilities. The first-ever recipients include the following:

NORTH VANCOUVER, BC

ACQUIRED IN LATE 2002, THE INDUSTRIAL RE-REFINERY HAS MOVED RAPIDLY TO EMBRACE NEWALTA'S SAFETY CULTURE AND ACHIEVE A POSITION OF LEADERSHIP IN THE COMPANY.

ECKVILLE, AB

ONE OF NEWALTA'S ORIGINAL FACILITIES, ECKVILLE HAS CONSISTENTLY DELIVERED SAFE PERFORMANCE SINCE THE START OF THE SAFETY PROGRAM IN 1993 AND IS CONSIDERED A BENCHMARK FOR INTERNAL TRAINING.

GRANDE PRAIRIE, AB

THE OILFIELD FACILITY HAS DRAMATICALLY IMPROVED ITS SAFETY PERFORMANCE OVER 2003 DUE TO THE ADDITION OF HIGH-QUALITY PEOPLE WORKING TOGETHER AS A TEAM.

HALBRITE, SK

THE OILFIELD FACILITY HAS EARNED SOLID CUSTOMER RECOGNITION FOR ITS SAFE OPERATIONS AND LEADERSHIP ROLE IN THE COMMUNITY.

DECREASE IN
25%
INJURY FREQUENCY

REDUCTION IN
28%
SAFETY INCIDENTS

DECREASE IN
34%
SPILLS & EMISSIONS











1 Terry Donaleshen added Environment, Health & Safety responsibilities to Vice President, Human Resources role in 2004. **2** Our Grande Prairie facility is a President's Award recipient for safety excellence. **3** *Newalta's 625 people continually find innovative ways to do business and manage customer waste streams.* **4** We operate an integrated network of 41 facilities across western Canada. **5** Craig Wilkie, Vice President, Business Development, is also responsible for Engineering, Technical Development and Business Analysis.

280 people

25 facilities in exploration and production areas of western Canada

Processes 700,000 cubic metres of waste solids and fluids per year

Recovers 1.1 million barrels of crude oil per year using centrifuge technology

Utilizes 80 centrifuges

OILFIELD DIVISION

The Oilfield division delivered strong growth capitalizing on its broad asset base and experienced management team to generate competitive advantage.

Oilfield recovers and resells crude oil from oil and gas production waste. Service facilities are located within key exploration and production areas throughout western Canada. Our proven track record has translated into our holding a dominant position in the market.

In 2004, Oilfield's revenue increased $10.4 million, or 10%, to $115.2 million. The volume of crude oil recovered for Newalta's account increased 16% and oil sales improved to $14.7 million. Net margin increased $5.0 million, or 11%, to $51.9 million.

Our growth plans focus on capitalizing on the existing asset base and by applying our technical strengths. We are focused on the following initiatives:

- **Adding satellite facilities to increase market coverage,**
- **Expanding our on-site centrifugation capabilities to penetrate new markets, and**
- **Developing strategic alliances and partnerships to capitalize on our facility network.**

In 2004, Oilfield invested $21.4 million in growth capital and $7.2 million in acquisition capital.

We acquired drill site rental centrifuges to further penetrate the on-site service market, and we signed long-term on-site contracts with key customers. We established satellite facilities in Drumheller, Alberta and West Stoddart, British Columbia. Partnerships with a number of companies were also developed, all based on leveraging our network and infrastructure to provide new services to the market.

For 2005, Oilfield's growth initiatives will remain unchanged. Commodity prices and exploration and production activity levels are expected to remain strong. In March 2005, we acquired a facility near Fox Creek, Alberta to complement our network. We expect additional strategic investments to continue as will our focus on growing our on-site operations, drill site services and satellite facility network just as we did in 2004.



1 Peter Dugandzic is Vice President, Oilfield and has been with Newalta since 1994. 2 A partnership we've developed at our Grande Prairie facility brings innovative services to drilling companies. 3 On-site operations such as Foster Creek utilize our centrifuge technology and enable Newalta to penetrate new markets. 4 Satellite facilities like this one in Drumheller provide services to new customers and expand our market coverage.

250 people

16 service centres throughout western Canada

Vehicle fleet includes 120 vacuum trucks, tankers and pumper trucks

Processes 22 million litres of industrial sludges per year

4 processing facilities

Re-refines 65 million litres of used oil per year

INDUSTRIAL DIVISION

The Industrial division recorded profitable growth by leveraging its quality assets, talented people and market position.

Industrial collects liquid and semi-solid industrial wastes as well as automotive fluid wastes through its service centre network. Recovered materials are then reprocessed into resaleable products at four specialized facilities.

In 2004, Industrial increased revenue by $13.2 million, or 26%, to $63.5 million. The revenue derived from products sold in Industrial was $29.1 million or 46% of total revenues.

High crude oil prices resulted in a reduction to net used oil collection revenue as industrial fuel consumers sourced alternative fuels. High crude oil prices also increased transportation costs. Margin gains of $3.3 million, or 48%, for 2004 were partially offset by the negative impact of high crude oil prices of $1.9 million, which resulted in a net margin improvement of $1.4 million, or 21%, to $8.3 million for the division.

We are growing Industrial by leveraging existing resources and finding new ways to capture value from industrial waste. Growth initiatives include:

- **Consolidating our position in the used oil market,**
- **Adding sludge processing capabilities through the application of centrifugation processes,**
- **Expanding our site services and project work,**
- **Increasing our transportation capabilities with fleet additions, and**
- **Enhancing our processes to treat industrial wastewaters.**

In 2004, Industrial invested $7.2 million in growth capital and $9.2 million in acquisition capital.

We acquired facilities in Redwater, Alberta and in Cranbrook and Sparwood, British Columbia. In our re-refining facilities in North Vancouver, British Columbia, Edmonton and Airdrie, Alberta, we upgraded instrumentation and optimized thermal processing capabilities. We transferred company-proven technology and expertise to apply centrifugation to sludge processing. We enhanced our site services and project work capabilities by broadening the training of our field operations people and by adding vacuum trucks and pressure-washing equipment. We upgraded sludge processing capabilities in Calgary and in Redwater, Alberta as well as in Surrey, British Columbia.

For 2005, Industrial's growth initiatives will continue. The focus on improving profitability will be achieved through the further extension of site services work, additional sludge processing and continuous cost reductions.










TOYOTA

1 Al Swanson has been with Newalta for 12 years and is Vice President, Industrial. **2** We are mobilizing expertise, specialized equipment and centrifuges for project work on customer sites. **3** Our 120 trucks collect sludges and wastewaters as well as transport recovered commodities and finished products.
4 Service centres are being expanded to increase industrial sludge and wastewater processing.
5 Newalta's finished products meet the same stringent specifications as virgin materials.

Our approach to corporate governance reflects our disciplined management and accountability to investors.

CORPORATE GOVERNANCE

Newalta has adopted policies and programs to maintain high standards of corporate governance so as to align the interests of its Board members and officers with those of investors.

- *Members of the Board bring a diverse perspective to matters affecting Newalta as they provide guidance based on successful careers in commerce from a broad range of industries. The Chairman of the Board is independent and unrelated to Newalta. Two-thirds of the Board members are independent and unrelated to Newalta.*
- *The role of the Board is clearly defined through a written mandate. The Board supervises the management of the business and affairs of Newalta and provides direction on strategic planning processes, risk management, and standards of business conduct and environmental stewardship.*
- *The Board has established four committees – the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Environment, Health and Safety Committee – with a minimum of three members per committee. All Committee members are outside (non-management) directors. All members of the Audit Committee and the Compensation Committee are independent and unrelated to Newalta, and a majority of the members of the Corporate Governance and Nominating Committee and the Environment, Health and Safety Committee are independent and unrelated to Newalta.*
- *In 2004, 100% of the Board members participated at all Board meetings and 97% of Committee members participated at Committee meetings. A portion of every Board meeting is conducted without management representatives present.*
- *The effectiveness of the Board and the effectiveness and contribution of each Committee and each individual director are assessed annually.*
- *A written Code of Business Conduct and Ethics for Board members, officers and employees is in place. Position descriptions for the Chairman of the Board and the Chief Executive Officer have been established.*
- *Trust unit ownership guidelines have been adopted by the Board and require outside directors to own at least five times their annual retainer, the Chief Executive Officer to own at least three times his base salary, and Vice Presidents to own at least one and one-half times their base salary.*

More detailed information regarding Newalta's approach to corporate governance is set forth in the Management Information Circular and Proxy Statement dated March 29, 2005.



Ron Sifton has been with Newalta for 22 years and is Senior Vice President, Finance and CFO.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2004

This document contains certain forward-looking statements, relating to the operations or to the environment in which Newalta Income Fund (the "Fund") and Newalta Corporation (the "Corporation" and together with the Fund, "Newalta") operate, which are based on Newalta's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Newalta's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. These factors include, but are not limited to, general economic, regulatory, oil and gas industry activity and such other risks or factors described from time to time in the reports filed with securities regulatory authorities by Newalta. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Newalta does not undertake any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this document are expressly qualified by this cautionary statement.

The following discussion and analysis should be read in conjunction with the consolidated financial statements of the Fund and notes thereto and the Renewal Annual Information Form of the Fund for the years ended December 31, 2004 and 2003 and the Management's Discussion and Analysis for the year ended December 31, 2003 and quarters ended March 31, 2004, June 30, 2004 and September 30, 2004.

The Fund is the successor organization to the Corporation. Information for the year ended December 31, 2004, along with comparative information for 2003, is provided. Certain numbers from the prior period have been reclassified to conform to those reported for the Fund in the current period.

This Management's Discussion and Analysis is dated March 15, 2005 and takes into consideration information available up to that date.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

(unaudited) ($000s except per unit data)	Three months ended December 31 2004	2003	% INCREASE (DECREASE)	Year ended December 31 2004	2003	% INCREASE (DECREASE)
Revenue	49,339	40,098	23	178,668	155,032	15
Operating income excluding reorganization costs[1]	8,941	9,938	(10)	38,744	36,393	6
Operating income	8,941	9,938	(10)	38,744	31,198	24
Net earnings	8,364	9,171	(9)	36,205	26,791	35
Earnings per unit ($)	0.31	0.35	(11)	1.33	1.14	17
Diluted earnings per unit ($)	0.30	0.35	(14)	1.31	1.12	17
EBITDA[2] excluding reorganization costs	13,531	13,462	1	54,926	51,161	7
EBITDA	13,531	13,462	1	54,926	45,966	19
Cash flow[3] excluding reorganization costs	13,251	13,012	2	53,794	48,804	10
Cash flow	13,251	13,012	2	53,794	43,590	23
– per unit ($)	0.49	0.50	(2)	1.98	1.86	6
Maintenance capital expenditures	1,773	1,626	9	7,755	7,354	5
Principal repayments	–	750	(100)	1,500	1,500	–
Cash available for growth and distributions[4] excluding reorganization costs	11,407	10,389	10	44,186	41,127	7
– per unit ($)	0.42	0.40	5	1.63	1.75	(7)
Cash available for growth and distributions	11,407	10,389	10	44,186	35,913	23
– per unit ($)	0.42	0.40	5	1.63	1.53	7
Distributions declared[1]	10,288	8,453	22	39,659	22,958	73
– per unit ($)	0.38	0.32	19	1.46	0.96	52
Cash distributed	9,228	8,053	15	38,071	20,140	89
Growth and acquisition capital expenditures	14,874	10,668	39	47,879	15,602	207
Weighted average units outstanding[5]	27,265	25,966	5	27,134	23,456	16
Total units outstanding	27,294	26,836	2	27,294	26,836	2

[1] On March 1, 2003, Newalta Corporation converted to an income trust. The first distribution was declared for the month of March, 2003. The total cost of the reorganization was $5.8 million of which $0.6 million was incurred in the fourth quarter of 2002 and $5.2 million was incurred in the first six months of 2003.

[2] EBITDA is provided to assist management and investors in determining the ability of Newalta to generate cash from operations. It is calculated from the consolidated statements of operations and accumulated earnings as revenue less operating and selling, general and administrative expenses. This measure does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles ("GAAP"), and may not be comparable to similar measures presented by other funds or entities.

[3] Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow and cash flow per unit throughout this document are based on operating cash flow before changes in non-cash working capital and asset retirement costs.

[4] Management uses cash available for growth and distributions to supplement cash flow as a measure of operating performance and leverage. Cash available for growth and distributions as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. The objective of this non-GAAP measure is to calculate the amount which is available for distribution to unitholders. Cash available for growth and distributions is defined as cash flow less maintenance capital expenditures, principal repayments, asset retirement costs and deferred costs plus net proceeds on sales of fixed assets. All references to cash available for growth and distributions throughout this document have the meaning set out in this note.

[5] For comparative purposes, the previously reported weighted average shares outstanding of Newalta Corporation prior to March 1, 2003 have been converted to units on a 2:1 basis, and per unit calculations have been adjusted on this basis.

[6] Management uses net margin to analyze divisional operating performance. Net margin as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Net margin as presented is not intended to represent operating income nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Net margin is defined as revenue less operating and depreciation, amortization and accretion expense.



Rob Morin joined Newalta as Vice President, Finance in 2004.

OVERALL PERFORMANCE

- REVENUE UP 15%
- EBITDA UP 19%
- CASH FLOW UP 23%
- OPERATING INCOME UP 24%
- TOTAL RETURN TO INVESTORS 48%
- UNIT PRICE UP 39%

Revenues increased 15% to $178.7 million and cash flow, excluding reorganization costs, improved 10% to $53.8 million. Considerable progress was achieved towards profitable growth in the Industrial division through acquisition and expansion into new services. Contributions from acquisitions and the expansion of on-site and other service areas resulted in a positive impact to Industrial's net margin[6] of $3.3 million in 2004. This was partially offset by the impact of high crude oil prices which resulted in decreased collection revenue and increased transportation fuel costs, reducing net margin by approximately $1.9 million. Industrial revenue grew by 26% to $63.5 million on the year and net margin increased $1.4 million, or 21%, to $8.3 million. In 2004, Oilfield revenue increased 10% to $115.2 million and net margin increased by $5.0 million or 11% to $51.9 million. The improved profitability was driven primarily by sustained high crude oil prices and activity levels. The price received for crude and the volumes sold both increased 16% year over year, increasing Oilfield net margin by approximately $3.8 million. Higher crude oil prices contributed a net $1.9 million increase to Newalta's cash flow in 2004 compared to 2003.

Distributions were increased from 10.5 cents to 12.5 cents per unit in March of 2004. Cash distributed of $38.1 million was 86% of cash available for growth and distributions of $44.2 million.

Growth capital expenditures increased 339% in 2004 to $31.5 million compared to $7.2 million in the prior year. The impact of the 2004 growth capital program on financial performance was modest as the majority of the projects were not completed until the fourth quarter of 2004 and the first quarter of 2005. Acquisition investments approximately doubled in 2004 at $16.4 million compared to $8.4 million in 2003.

A new credit facility was secured in the second quarter of 2004 for $90.0 million, which requires no principal repayments until July 2006 at the earliest. Newalta's liquidity and capital resource capacity remains very strong with solid working capital, a long-term debt to EBITDA ratio of 0.67 and $45.6 million of the $90.0 million credit facility unutilized at December 31, 2004. Newalta is well positioned for continued strong growth.

SELECTED ANNUAL INFORMATION			
($000s, except per unit data)	2004	2003	2002
Revenue	178,668	155,032	111,666
Operating income	38,744	31,198	20,847
Net earnings	36,205	26,791	12,417
Earnings per unit *($)*	1.33	1.14	0.60
Diluted earnings per unit *($)*	1.31	1.12	0.59
Cash flow	53,794	43,590	30,907
Cash flow per unit *($)*	1.98	1.86	1.49
Total assets	324,945	285,272	255,812
Total long-term debt & debentures	36,617	13,502	50,090
Distributions declared	39,659	22,958	–
Distributions declared per unit *($)*	1.46	0.96	–

The factors that impacted revenues and profitability are outlined in Overall Performance and Results of Operations. Total assets increased by $39.7 million or 14% in 2004 primarily due to the growth and acquisition capital spending. Debt levels were lower at December 31, 2003 mainly as a result of the October 2003 equity issue, but have increased in 2004 due to the growth and acquisition capital expenditures. On March 1, 2003, the Corporation converted to an income trust. The first distribution was declared for the month of March, 2003. The total cost of the reorganization was $5.8 million of which $0.6 million was incurred in the fourth quarter of 2002 and $5.2 million was incurred in the first six months of 2003.

Segmented information is discussed in further detail in the Results of Operations.

RESULTS OF OPERATIONS

Total revenue increased by $23.6 million and combined divisional net margin increased $6.4 million in 2004 compared to 2003. The increase in revenue and net margin was predominantly attributable to higher commodity prices and the impact of acquisitions. Rising crude oil prices had a two-fold effect. First, Oilfield net margin increased $3.8 million as a result of higher crude oil sales, and second, Industrial net margin was negatively impacted by $1.9 million due to lower collection revenues and higher transportation fuel costs.

RESULTS OF OPERATIONS					
(percentage of revenue)	2004	2003	2002	2001	2000
Operating expenses	58.6	58.0	59.4	59.0	61.0
Selling, general and administrative	10.5	9.0	9.4	8.7	10.8
Interest	0.8	1.7	2.5	3.8	4.8
Depreciation, amortization and accretion	8.5	7.9	9.5	9.8	10.5
Operating income [1]	21.7	23.5	19.2	18.8	12.9
Cash flow[1]	30.1	31.5	28.2	28.0	22.8
EBITDA[1]	30.7	33.0	31.2	29.6	28.2

[1] Excludes reorganization and take-over bid costs.

Oilfield recovers and resells crude oil from oilfield wastes. Oilfield accounted for approximately 63% of Newalta's total assets and generated 64% of Newalta's total revenue in 2004. Revenue from Oilfield is generated mainly from the fees charged for the treatment and processing of various oilfield waste materials and from the sale of recovered crude oil. Approximately 85% of revenue comes from day to day production. Revenue is also impacted by oilfield activity levels which are driven mainly by commodity prices. A change of Cdn $1.50 for WTI is estimated to impact operating income by approximately $0.5 million.

Oilfield revenue of $115.2 million increased 10% compared to $104.8 million in 2003. Revenue was increased by the impact of high commodity prices and resultant strong oilfield activity levels throughout most of the year. Activity levels, which were reduced by wet weather in the third quarter, rebounded in the fourth quarter. Recovered crude oil sales in 2004 increased by 35% to $14.7 million compared to $10.9 million in 2003. The balance of Oilfield's revenue growth was derived primarily from acquisitions, strategic alliances and growth in on-site services.

In 2004, oil sold for Newalta's account increased 16% to 334,700 barrels as compared to 289,600 in 2003. The price per barrel sold in 2004 was at an average price of Cdn $43.85 per barrel compared to an average price of Cdn $37.72 per barrel in 2003. Total crude oil recovered from waste processing was 1,067,000 barrels compared to 1,181,000 barrels in 2003, reflecting the change in Oilfield's business mix.

Oilfield net margin increased by $5.0 million or 11% to $51.9 million compared to $46.9 million in the prior year, of which $3.8 million was attributable to increased crude oil sales. Operating costs as a percentage of revenue were reduced to 47.6% in 2004 compared to 48.3% in 2003. Net margin was impacted by changes in the business mix and the effect of wet weather in the third quarter.

Acquisitions completed in 2004 consisted of a satellite facility added in January and a centrifuge rental business acquired in June for total combined cash consideration of $7.2 million. Growth capital expenditures were $21.4 million compared to $5.5 million in 2003. Maintenance capital expenditures were $5.0 million compared to $4.8 million in 2003.

The outlook for Oilfield in 2005 remains positive. Commodity prices and activity levels are expected to remain strong as producers take advantage of favourable market conditions. This environment, combined with the impact of 2004 growth capital, should result in strong performance.

Industrial collects liquid and semi-solid industrial wastes as well as automotive wastes, including waste lubricating oil in western Canada. Recovered materials are processed into resaleable products. Industrial accounted for 33% of Newalta's total assets and generated 36% of Newalta's total revenue for the year ended December 31, 2004. Industrial produces various resaleable products from waste lubricating oil, including base oil, fuel oil, burner fuel and drilling oil. Approximately $29.1 million or 46% of 2004 Industrial revenue came from product sales compared to $28.1 million or 56% in 2003. The balance of Industrial's revenue for 2004 was derived mainly from collection and processing fees, which improved 54% to $34.4 million from $22.2 million in 2003. Industrial's performance is impacted by the general state of the economy in western Canada, as well as commodity prices and economic conditions related to the oil and gas, mining and forestry industries. The automotive market is generally a stable market as the sale of goods such as lube oil does not significantly fluctuate from year to year.

Industrial revenue for 2004 improved 26% to $63.5 million from $50.3 million in 2003. Year over year revenue growth was achieved through the contribution provided by acquisitions and management initiatives. The impact of acquisitions completed in 2004 as well as the full impact of the Hazmat acquisition in December 2003 provided a significant contribution to revenue and net margin. High crude oil prices resulted, however, in increased transportation fuel costs and a reduction in used oil collection revenue as industrial fuel consumers aggressively sourced alternate fuel sources and competition for used oil escalated. The total effect on net margin as a result of high crude oil price was $1.9 million. Growth in revenue and profitability, excluding acquisitions, was generated as a result of management initiatives to increase sludge and other processing volumes. Growth capital spending of $0.4 million in 2003 did not have a material impact on 2004 performance and total growth capital expenditures of $7.2 million in 2004 are not expected to improve Industrial's performance until 2005.

The impact of acquisitions and management initiatives increased net margin year over year by approximately $3.3 million, reflecting the successful integration of acquisitions and profitable expansion of services areas. This was offset, in part, by the $1.9 million impact of high commodity prices. Industrial net margin increased by $1.4 million or 21% in 2004 to $8.3 million compared to $6.8 million in 2003.

Industrial acquisitions completed in 2004 consisted of a satellite facility in Redwater, Alberta and an industrial services business in Cranbrook, British Columbia, which were both purchased in the first quarter for total cash consideration of $9.2 million. Maintenance capital was $2.2 million compared to $2.7 million in 2003.

In 2005 Industrial will continue to develop product markets and expand on-site services and centrifugation of industrial sludges.

For the year ended December 31, 2004, selling, general and administrative costs increased $4.8 million or 35% to $18.7 million compared to $13.9 million in 2003. Newalta undertook a significant personnel recruitment initiative which was completed in the third quarter to strengthen the organization and to provide the resources to manage continued growth. Key senior personnel were added throughout the entire organization. Increased salaries and related costs accounted for approximately $3.3 million of the year over year increase in selling, general and administrative costs. The remainder of the increase was attributable primarily to increased corporate governance and other costs related to growth in the business. For 2004, selling, general, and administrative costs were 10.5% of revenue compared to 9.0% of revenue in 2003. There was an increase in selling, general and administrative costs from 2002 to 2003 which was not consistent with the level of growth achieved and resulted in minimum staffing levels during 2003. The recruitment initiative completed this year provides the organizational capacity for future growth. Management's continued goal is to maintain selling, general and administrative costs, as a percent of revenue, at 10% or less.

Depreciation, amortization and accretion increased $3.0 million or 25% in 2004 to $15.1 million compared to $12.1 million in the previous year. Included in depreciation, amortization and accretion was a $0.4 million write down of deferred costs. As a percentage of revenue, depreciation, amortization and accretion, excluding the write down, was 8.3% of revenue in 2004 compared to 7.8% of revenue in 2003. Increased depreciation was attributable to growth capital and acquisition expenditures.

Interest expense in 2004 declined by $1.3 million to $1.4 million compared to $2.7 million in 2003. The reduction in interest was a result of lower average debt levels throughout the year compared to the prior year.

Income tax expense for the year ended December 31, 2004 was $2.5 million as compared to $4.4 million in 2003. The decrease was due to the year over year reduction in future income taxes as a result of increased distributions. Current tax expense related to large corporation taxes and provincial capital taxes. Newalta does not anticipate paying any cash income taxes in 2005, with the exception of large corporation tax and provincial capital taxes.

Operating income, excluding reorganization costs, increased by 6% to $38.7 million compared to $36.4 million in 2003.

Net earnings for the year ended December 31, 2004 increased by $9.4 million or 35% to $36.2 million ($1.33 per unit) compared to $26.8 million ($1.14 per unit) in the prior year. Net earnings per diluted unit for 2004 were $1.31 compared to $1.12 in 2003.

As at March 15, 2005 the Fund had 27,334,389 units outstanding (excluding units issuable on March 15, 2005 pursuant to the Dividend Reinvestment Plan of the Fund) and outstanding rights to acquire up to 1,359,487 units.

SUMMARY OF QUARTERLY RESULTS

($000s, except per unit data)	Q1	Q2	Q3	Q4	TOTAL
2004					
Revenue	42,890	40,449	45,990	49,339	178,668
Operating income	10,261	8,095	11,447	8,941	38,744
Net earnings	9,873	7,880	10,088	8,364	36,205
Earnings per unit *($)*	0.37	0.29	0.37	0.31	1.33
Diluted earnings per unit *($)*	0.36	0.28	0.36	0.30	1.31
Weighted average units	26,878	27,147	27,244	27,265	27,134
Diluted units	27,463	27,608	27,756	27,866	27,636
2003 *(adjusted)*					
Revenue	38,410	34,543	41,981	40,098	155,032
Operating income	3,398	5,676	12,186	9,938	31,198
Net earnings	2,027	5,853	9,740	9,171	26,791
Earnings per unit *($)*	0.09	0.26	0.43	0.35	1.14
Diluted earnings per unit *($)*	0.09	0.26	0.42	0.35	1.12
Weighted average units	21,888	22,196	22,907	25,966	23,456
Diluted units	22,987	22,897	23,404	26,515	24,172

Quarterly performance is affected by weather conditions, commodity prices, market demand and capital investments as well as acquisitions. Road bans, imposed in the spring, restrict waste transportation which reduces demand for Newalta's services and, therefore, the second quarter is generally the weakest quarter of the year. The third quarter is typically the strongest quarter for both Oilfield and Industrial due to favourable weather conditions and market cyclicality. Changes in commodity prices and drilling activity throughout the year will also impact performance. Similarly, acquisitions and growth capital investments completed in the first half will tend to strengthen second half financial performance.

First quarter revenue can range from 20% to 26% of year-end revenue and typically averages approximately 24%. Second quarter revenue averages approximately 22% of year-end revenue and can range from 20% to 23%. Third quarter revenue can range from 26% to 31% and averages approximately 27% of year-end totals. Fourth quarter revenue averages approximately 28% and can range from 24% to 30%. In 2004, quarterly revenues as a percent of total year-end revenue were 24.1% in the first quarter, 22.6% in the second quarter, 25.7% in the third quarter and 27.6% in the fourth quarter.

Quarterly financial results have been prepared by management in accordance with Canadian GAAP in Canadian dollars.

LIQUIDITY

In 2004, Newalta generated cash flow, excluding reorganization costs, of $53.8 million or $1.98 per unit compared to $48.8 million or $2.08 per unit in 2003. The $0.10 per unit reduction is mainly due to the increase in the number of units from the October 2003 equity issue. Total maintenance capital spending in 2004 was $7.8 million compared to $7.4 million in 2003. Scheduled principal payments of $1.5 million in 2004 were unchanged from 2003. As a result of the renegotiation of the credit facility completed on May 19, 2004, no further principal repayments are due until July 2006, at the earliest. Distributions were increased from 10.5 cents to 12.5 cents per unit in March, 2004. Total distributions declared increased by 73% to $39.7 million or $1.46 per unit compared to $23.0 million or $0.96 per unit in the prior year, due to the increase in monthly distributions and because distributions were only declared for 10 months in 2003.

For the year ended December 31, 2004, $6.1 million of cash available for growth and distributions was generated in excess of cash distributed, calculated as follows:

($ millions)	2004	2003
Cash flow before reorganization costs	53.8	48.8
Maintenance capital	(7.8)	(7.4)
Asset retirement and deferred costs	(0.4)	(0.3)
Proceeds on sale of capital assets	0.1	1.5
Principal repayment	(1.5)	(1.5)
Cash available for growth and distributions before reorganization costs	44.2	41.1
Growth capital and acquisitions funded by cash flow	–	(4.1)
Reorganization costs	–	(5.2)
Cash available for distribution	44.2	31.8
Cash distributed	(38.1)	(20.1)
Excess cash	6.1	11.7

Newalta's current financial performance is well in excess of its debt covenants under the credit facility. The Fund is restricted from declaring distributions and distributing cash if it is in breach of the covenants under its credit facility. At December 31, 2004, Newalta had a debt to EBITDA ratio of 0.67. Newalta does not have a stability rating.

At December 31, 2004, Newalta had working capital of $21.4 million, down from $31.1 million at the prior year end. The decrease in working capital is primarily the result of funding growth capital and acquisitions from cash on hand at December 31, 2003. At current activity levels, working capital of $21.4 million is expected to be sufficient to meet the ongoing commitments and operational demands of the business. Historically, Newalta has had excellent experience in collecting its accounts receivable. The credit risks associated with accounts receivable are viewed as normal for the industry.

Newalta currently has a $25.0 million operating line to fund working capital and financial security requirements, of which $14.6 million was unutilized at December 31, 2004. Letters of credit provided for financial security totaled $7.8 million at December 31, 2004.

The following table outlines the Fund's contractual obligations and payments due for each of the next five years and thereafter, assuming the credit facility is not extended:

CONTRACTUAL OBLIGATIONS					
($000s)	TOTAL	0-1 YEARS	2-3 YEARS	4-5 YEARS	5+ YEARS
Office leases	13,943	1,752	3,906	3,738	4,547
Operating leases	4,666	1,654	2,310	702	–
Surface leases	9,077	856	2,031	2,108	4,082
Long-term debt	36,617	–	36,617	–	–
Total	64,303	4,262	44,864	6,548	8,629

The total estimated cost for asset retirement at December 31, 2004 was $13.5 million. At December 31, 2004, $4.9 million of asset retirement costs have been accrued in the consolidated balance sheet.

Regulatory approval was received in the third quarter for the Distribution Reinvestment Plan (the "DRIP") of the Fund. The first eligible reinvestment of distributions was made on October 15, 2004 in relation to the September distribution payment. A total of $1.0 million of distributions was reinvested by unitholders in 2004, resulting in the issuance of 48,378 additional units.

CAPITAL RESOURCES

Total capital expenditures in 2004 increased $32.6 million to $55.6 million compared to $23.0 million in 2003. Maintenance capital expenditures for the year were $7.8 million compared to $7.4 million in 2003 and were $0.2 million lower than management's estimate of $8.0 million provided in early 2004. Total maintenance capital expenditures for 2005 are estimated to be approximately $9.0 million. Maintenance capital is funded from cash flow. Newalta undertook a significant growth capital and acquisition program in 2004, which included the addition and expansion of existing satellite facilities, sludge processing capabilities, additions to the rental centrifuge fleet, transportation equipment and expansion of on-site services. For the year ended December 31, 2004, $31.4 million was spent on internal growth projects compared to $7.2 million in 2003. It is estimated that spending on internal growth projects will be approximately $30.0 million in total for 2005. Total acquisition expenditures in 2004 were $16.4 million compared to $8.4 million in 2003. Transactions closed during 2004 included the acquisition of two satellite facilities, an industrial services business and a centrifuge rental business. Future expenditures for growth capital will be funded from working capital and the extendible term credit facility. Sources of funding for acquisitions will be dependent on the size of the acquisition.

Total capital expenditures are as follows:

($ millions)	2004	2003
Growth capital	31.4	7.2
Acquisitions	16.4	8.4
Total growth and acquisition capital	47.8	15.6
Maintenance capital	7.8	7.4
Total capital expenditures	55.6	23.0

Effective March 1, 2005, Newalta acquired an oilfield facility near Fox Creek, Alberta. The total investment in the facility, including additional capital anticipated to be expended in 2005, is estimated to be $10.0 million.

Newalta secured a new credit facility effective May 19, 2004. This facility provides for a $25.0 million operating line plus a $65.0 million extendible term facility. At December 31, 2004, Newalta had $14.6 million of unutilized operating line and $31.0 million of unutilized extendible term facility.

OFF BALANCE-SHEET ARRANGEMENTS

Newalta currently has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to Newalta. Mr. Vance Milligan, a Trustee and Corporate Secretary of the Fund, is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided to Newalta. The total amount of these legal services for the year ending December 31, 2004 were $0.4 million compared to $0.8 million in 2003.

Newalta provides Oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to Paramount Resources Ltd. for the year ending December 31, 2004 was $0.8 million (representing approximately 0.4% of the revenue of the Fund) compared to $0.3 million (representing approximately 0.2% of the revenue of the Fund) in 2003.

These transactions were incurred in the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

FOURTH QUARTER

Revenue for the fourth quarter increased by 23% to $49.3 million compared to $40.1 million in 2003. Of the total $9.2 million increase in revenue, $5.3 million was generated from Oilfield and $3.9 from Industrial. Higher crude oil prices in the quarter contributed a net $0.3 million of increase in cash flow compared to 2003.

Oilfield revenue of $33.4 million and net margin of $14.7 million increased by 19% and 12% respectively in the fourth quarter of 2004 compared to 2003. Growth in Oilfield revenue and net margin was driven by strong activity levels, continued high crude oil prices and contributions from growth and acquisition capital expenditures. Activity levels significantly rebounded from the third quarter, as favourable weather conditions prevailed throughout the fourth quarter. Oil sales increased $0.7 million to $3.6 million compared to $2.9 million in 2003. A total of 74,600 barrels were sold for Newalta's account in the quarter at an average price of Cdn $47.60 per barrel, resulting in oil sales of $3.6 million. In the fourth quarter of 2003, 82,600 barrels were sold for Newalta's account, at an average price of Cdn $34.50 per barrel, resulting in oil sales of $2.9 million.

Industrial revenue increased $3.9 million or 33% compared to last year and net margin declined $0.1 million. Net margin was adversely impacted by approximately $0.4 million as a result of reduced used oil collection revenue and increased transportation fuel costs due to the effect of high crude oil prices. Net margin was also impacted by lower activity levels in British Columbia due to wet weather and seasonality. Net of the effect from high crude prices, the increase in net margin resulted from contributions of acquisitions and growth in on-site services.

Selling, general and administrative costs increased $1.9 million to $5.9 million compared to $4.0 million in the same quarter of 2003 and were up $1.3 million from the third quarter this year. In late 2003, Newalta initiated a comprehensive program to strengthen the organization and provide the resources to support the continued strong growth of the business. This initiative was substantially complete at the end of 2004 and Newalta has the management in place to deliver strong performance in 2005 and beyond. The increase in fourth quarter administrative costs was due primarily to increased salaries and related costs, increased corporate governance and other costs associated with growth in the business. The normal range for selling, general and administrative costs at current activity levels is estimated to be approximately $5.0 million per quarter. However, certain additional costs of approximately $0.8 million were incurred in the quarter related to recruitment, relocation, employee severance and other costs, which contributed to the increased selling, general and administrative costs in the fourth quarter.

Fourth quarter cash available for growth and distributions increased 10% to $11.4 million ($0.42 per unit) compared to $10.4 million ($0.40 per unit) in 2003. Cash distributed of $9.2 million represented 81% of the $11.4 million cash available for growth and distributions.

Growth and acquisition capital expenditures in the quarter were $14.9 million compared to $10.7 million in 2003.

SEGMENTED INFORMATION

Three months ended December 31 ($000s)	OILFIELD	INDUSTRIAL	INTER-SEGMENT	UNALLOCATED[2]	CONSOLIDATED TOTAL
2004					
External revenue	33,353	15,986			49,339
Inter segment revenue[1]	137	54	(191)		–
Operating expense	16,393	13,352	(191)		29,554
Depreciation, amortization and accretion	2,355	1,385		628	4,368
Net margin	14,742	1,303		(628)	15,417
Selling, general and administrative				5,890	5,890
Interest expense				586	586
Operating income	14,742	1,303		(7,104)	8,941
Capital expenditures	10,819	4,999		829	16,647
Goodwill	10,782	2,430			13,212
Total assets	205,316	106,529		13,100	324,945
2003 *(adjusted)*					
External revenue	28,057	12,041			40,098
Inter segment revenue[1]	7	32	(39)		–
Operating expense	13,030	9,668	(39)		22,659
Depreciation, amortization and accretion	1,877	1,017		199	3,093
Net margin	13,157	1,388		(199)	14,346
Selling, general and administrative				3,977	3,977
Interest expense				431	431
Operating income	13,157	1,388		(4,607)	9,938
Capital expenditures	4,916	6,830		548	12,294
Goodwill	10,782	–			10,782
Total assets	172,212	90,712		22,348	285,272

[1] Inter-segment revenue is recorded at market, less the costs of serving external customers.

[2] Management does not allocate selling, general & administrative, taxes, and interest costs in the segment analysis.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements in accordance with Canadian GAAP requires management to make estimates with regard to the reported amounts of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and other factors determined by management. Because this involves varying degrees of judgement and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations are estimated by management based on the anticipated costs to abandon and reclaim all Newalta facilities and wells and the projected timing of the costs to be incurred in future periods. Management, in consultation with the Corporation's engineers, estimates these costs based on current regulations, costs, technology, and industry standards. The fair value estimate is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life.

GOODWILL

Management performs a test for goodwill impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. Determining whether an impairment has occurred requires valuation of the respective reporting unit, which is estimated using a discounted cash flow method. In applying this methodology, management relies on a number of factors, including actual operating results, future business plans, economic projections and market data.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization of the Fund's capital assets and intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Fund's plant and equipment.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

During 2003, the Fund prospectively adopted certain provisions of the Canadian Institute of Chartered Accountants ("CICA") amended Handbook Section 3870 *Stock-Based Compensation and Other Stock-Based Payments*. This amendment requires expensing of the fair value of equity-based compensation effective for fiscal years beginning on or after January 1, 2004, and allowed for the early adoption of the guidelines for the year ended 2003. Pursuant to the transitional rules, the Fund chose to early adopt the pronouncement on a prospective basis in 2003. The non-cash expense for the year ended December 31, 2004 was $0.6 million ($0.6 million in 2003).

ASSET RETIREMENT OBLIGATIONS

In December 2002, the CICA issued a new standard on the accounting for asset retirement obligations. This standard requires recognition of a liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligations. The new standard is effective for all fiscal years beginning on or after January 1, 2004. The Fund estimates the undiscounted cash flows related to asset retirement obligations, adjusted for inflation, to be incurred over the estimated period of 20 years to be $13.5 million. The fair value of this liability at December 31, 2004 was $4.9 million ($4.7 million in 2003) using a discount rate of 8% and an inflation rate of 2%. Accretion expense for the year ended December 31, 2004 was $0.4 million ($0.4 million in 2003).

VARIABLE INTEREST ENTITIES

In June 2003, the CICA issued Accounting guideline 15 ("ACG-15"), *Consolidation of Variable Interest Entities*, which defines Variable Interest Entities as entities that have insufficient equity or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The standard provides guidance for determining when an entity is a Variable Interest Entity and who, if anyone, should consolidate the Variable Interest Entity. ACG-15 will apply to all annual and interim periods beginning on or after November 1, 2004. The Fund is currently evaluating the impact of this new accounting guideline but its adoption is not expected to have an impact on the consolidated financial statements.

FINANCIAL INSTRUMENTS – RECOGNITION AND MEASUREMENT, HEDGES, AND COMPREHENSIVE INCOME

The Accounting Standards Board ("AcSB") has issued three exposure drafts on financial instruments which will apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. It will require the following:

- All trading financial instruments will be recognized on the balance sheet and will be fair valued through the income statement;
- All remaining financial assets will be recorded at cost and amortized through the financial statements;
- A new statement of comprehensive income that will include certain gains and losses on translation of assets and liabilities; and
- An update to AcG-13 to incorporate the fair value changes not recorded in the income statement to be recorded through the statement of comprehensive income.

The Fund has not yet assessed the future impact of these standards on the consolidated financial statements.

EXCHANGEABLE SECURITIES ISSUED BY SUBSIDIARIES OF INCOME TRUSTS

On January 19, 2005, the CICA Emerging Issues Committee ("EIC") issued EIC Abstract 151, *Exchangeable Securities Issued by Subsidiaries of Income Trusts*, which provides guidance on how to present exchangeable securities representing a retained interest in a subsidiary of an income trust on the consolidated balance sheet of the income trust. This Abstract must be applied retroactively, with restatement of prior periods, for interim and annual periods ending on or after June 30, 2005. Newalta currently does not have exchangeable shares and, accordingly, the adoption of this new guideline will not have an impact on the consolidated financial statements.

FINANCIAL AND OTHER INSTRUMENTS

The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to their short term maturities. Newalta's credit risk from Canadian customers is minimized by its broad customer base and diverse product lines. In the normal course of operations, Newalta is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. Newalta sells and purchases some product in U.S. dollars. Newalta does not utilize hedging instruments but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not considered to be significant over the period of the outstanding receivables and payables. The floating interest rate profile of Newalta's long-term debt exposes Newalta to interest rate risk. Newalta does not use hedging instruments to mitigate this risk. The carrying value of the long-term debt approximates fair value due to its floating interest rates.

DISCLOSURE CLARIFICATION RELATED TO 2003

As a matter of clarification, the 2003 annual Consolidated Statement of Cash Flows included $5.9 million of acquisition expenditures in the amount of $20.4 million disclosed as capital asset additions. The Fund had disclosed acquisitions separately from capital asset additions in its Consolidated Statement of Cash Flows for all disclosures prior to the 2003 annual consolidated financial statements and has done so for all subsequent disclosures in 2004.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Renewal Annual Information Form, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Renewal Annual Information Form of the Fund may be obtained from Newalta Corporation at #1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9 or by facsimile at (403) 262-7348.

MANAGEMENT REPORT

Management is responsible for the preparation of the consolidated financial statements in accordance with generally accepted accounting principles and for the consistency therewith of all other financial and operating data presented in this annual report.

Management maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of relevant, reliable and timely financial and management information.

External auditors appointed by the shareholders have examined the consolidated financials statements. The Audit Committee, consisting of three non-management directors, has reviewed these statements with management and the auditors and has reported to the Board of Trustees. The Board has approved the consolidated financial statements.

"Signed"

RONALD L. SIFTON
SENIOR VICE PRESIDENT, FINANCE AND CHIEF FINANCIAL OFFICER
FEBRUARY 23, 2005

AUDITORS' REPORT

To the Unitholders of Newalta Income Fund:

We have audited the consolidated balance sheets of Newalta Income Fund as at December 31, 2004 and 2003 and the consolidated statements of operations and accumulated earnings and cash flows for the years then ended. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Signed"

CHARTERED ACCOUNTANTS
CALGARY, ALBERTA
FEBRUARY 23, 2005

CONSOLIDATED BALANCE SHEET

As at December 31 ($000s)	2004	2003
		(note 3)
ASSETS		
Current assets		
Cash	–	12,529
Accounts receivable	40,885	30,705
Inventories *(Note 6)*	7,214	7,897
Prepaid expenses	1,075	979
Future income tax *(Note 12)*	3,600	2,000
	52,774	54,110
Capital assets *(Note 7)*	255,197	217,533
Intangibles *(Note 7)*	3,212	1,993
Goodwill	13,212	10,782
Deferred costs *(Note 8)*	550	854
	324,945	285,272
LIABILITIES		
Current liabilities		
Accounts payable	27,996	17,162
Distribution payable *(Note 14)*	3,412	2,818
Current portion of long-term debt	–	3,002
	31,408	22,982
Long-term debt *(Note 9)*	36,617	10,500
Future income taxes *(Note 12)*	41,347	37,911
Asset retirement obligation *(Note 3a, 15)*	4,875	4,736
	114,247	76,129
UNITHOLDERS' EQUITY		
Unitholders' capital *(Note 10)*	154,170	149,798
Contributed surplus	1,678	1,041
Accumulated earnings	117,467	81,262
Accumulated cash distributions *(Note 14)*	(62,617)	(22,958)
	210,698	209,143
	324,945	285,272

APPROVED BY THE BOARD

"Signed" "Signed"

R.H. (Dick) Pinder — DIRECTOR

R. Vance Milligan — DIRECTOR

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS

Years ended December 31 ($000s)	2004	2003 *(note 3)*
Revenue	178,668	155,032
Expenses		
Operating	104,639	89,964
Selling, general and administrative	18,739	13,907
Interest	1,430	2,670
Depreciation, amortization, and accretion	15,116	12,098
Reorganization *(Note 2)*	–	5,195
	139,924	123,834
Operating income	38,744	31,198
Provision for income taxes *(Note 12)*		
Current	703	600
Future	1,836	3,807
	2,539	4,407
Net earnings	36,205	26,791
Accumulated earnings, beginning of year, as reported	81,262	54,312
Cumulative effect of change in accounting policy *(Note 3)*	–	159
Accumulated earnings, end of year	117,467	81,262
Earnings per unit *(Note 13)*	$ 1.33	$ 1.14
Diluted earnings per unit *(Note 13)*	$ 1.31	$ 1.12

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31 ($000s)	2004	2003
		(note 3)
Net inflow (outflow) of cash related to the following activities:		
OPERATING ACTIVITIES		
Net earnings	36,205	26,791
Items not requiring cash:		
Depreciation, amortization, and accretion	15,116	12,098
Future income taxes	1,836	3,807
Stock compensation expense	637	913
Reorganization	–	(19)
	53,794	43,590
Decrease (increase) in non-cash working capital	1,242	(3,321)
Asset retirement costs incurred	(372)	(311)
	54,664	39,958
INVESTING ACTIVITIES		
Additions to capital assets	(39,252)	(14,524)
Net proceeds on sale of capital assets	80	1,530
Acquisitions *(Note 5)*	(16,382)	(5,932)
Deferred costs	(61)	(43)
	(55,615)	(18,969)
FINANCING ACTIVITIES		
Issuance of units	3,378	43,028
Increase (decrease) in debt and debentures	23,115	(30,589)
Distributions to unitholders	(38,071)	(20,140)
	(11,578)	(7,701)
Net cash inflow (outflow)	(12,529)	13,288
Cash – beginning of year	12,529	(759)
Cash – end of year	–	12,529
Supplementary information:		
Interest paid	1,616	2,763
Income taxes paid	609	575

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003 *($000s)*

Newalta Income Fund (the "Fund") was established by Deed of Trust dated January 16, 2003. The Fund is a Canadian income trust engaged, through its wholly-owned operating subsidiary Newalta Corporation (the "Corporation"), in maximizing the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of facilities, the Corporation delivers waste management solutions to a broad customer base of national and international corporations in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical and transportation services industries.

1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Pursuant to the terms of a Plan of Arrangement, the Fund acquired all of the common shares of the Corporation on March 1, 2003. Prior to the Plan of Arrangement the consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries. After giving effect to the Plan of Arrangement, the consolidated financial statements include the accounts of the Fund and its wholly-owned subsidiaries. For reporting purposes, the Fund is considered the continuing entity of the Corporation.

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles, and include the following significant accounting policies:

CASH AND CASH EQUIVALENTS

Cash is defined as cash and short-term deposits with maturities of three months or less, when purchased.

DISTRIBUTIONS

The Fund makes monthly distributions to its holders of trust units. Determination of the amount of cash distributions for any period is at the sole discretion of the Trustees and is based on certain criteria including financial performance as well as the projected liquidity and capital resource position of the Fund. Distributions are declared to holders of trust units of record on the last business day of each month, and paid on the 15th day of the month following (or if such day is not a business day, the next following business day).

FINANCIAL INSTRUMENTS

The carrying values of accounts receivable and accounts and distributions payable approximate the fair value of these financial instruments due to their short term maturity. The Fund's credit risk from Canadian customers is minimized by its broad customer base and diverse product lines. In the normal course of operations of the Corporation, the Fund is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. The Corporation sells and purchases some product in U.S. dollars. The Fund does not utilize long-term hedging instruments but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not significant over the period of the outstanding receivables and payables.

INVENTORY

Inventory is comprised of oil, recycled products, spare parts and supplies, and is recorded at the lower of cost and net realizable value (see Note 6).

CAPITAL ASSETS AND INTANGIBLES

Capital assets are stated at cost, less accumulated amortization. The carrying values of capital assets and intangibles are reviewed annually to determine if the value of any asset is impaired. Any amounts so determined would be written off in the year of impairment. Depreciation rates are calculated to amortize the costs, net of salvage value, over the assets' estimated useful lives. Plant and equipment includes buildings, site improvements, tanks, and mobile equipment and is depreciated at rates of 5-10% on the declining balance or from 5-14 years straight line, depending on the expected life of the asset. Intangible assets consist of customer lists, non-compete agreements, licenses and permits, which are amortized over the period of the contractual benefit of 5-20 years, straight line.

GOODWILL

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets of the acquired businesses. The Fund annually, in the third quarter, assesses goodwill, and its potential impairment, on a reporting unit basis by determining whether the balance of goodwill can be recovered through the estimated discounted operating cash flows of each reporting unit over their remaining life. Management's determination at December 31, 2004 was that the goodwill was not impaired.

DEFERRED COSTS

Costs relating to future acquisition plans have been deferred at year end. As acquisitions are finalized these costs will be capitalized as part of the acquisition. In the event an acquisition plan is discontinued, the deferred costs are written off in the year of discontinuance.

ASSET RETIREMENT OBLIGATIONS

The Fund provides for estimated future asset retirement costs for all of the facilities of the Corporation based on a 20-year useful life. Over this period the Fund recognizes the liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life. The balance of the liability accretes until the date of expected settlement of the retirement obligations. The accretion expense has been included in depreciation, amortization, and accretion expense. Asset retirement costs are estimated by management, in consultation with the Corporation's engineers, on the basis of current regulations, costs, technology, and industry standards. Actual asset retirement costs are charged against the provision as incurred.

REVENUE RECOGNITION

The major sources of revenue relate to the receipt of waste material for processing and the sale of recycled products recovered from the waste. Revenue is recognized when waste material is received and a liability is assumed for the waste. Revenue on recycled products is recognized when products are delivered to customers or pipelines.

INCOME TAXES

The Fund is a unit trust for income tax purposes, and is taxable on taxable income not allocated to the unitholders. During the year, the Fund allocated all of its taxable income to the unitholders, and accordingly, no provision for income taxes is required at the Fund level.

The Corporation is taxable on taxable income less a deduction for interest paid on notes held by the Fund.

Both the Fund and the Corporation follow the liability method of tax allocation. Future income tax assets and liabilities are measured based upon temporary differences between the carrying values of assets and liabilities and their tax basis. Income tax expense is computed based on the change during the year in the future income tax assets and liabilities. Effects of changes in tax laws and tax rates are recognized when substantively enacted.

EARNINGS PER UNIT

Basic earnings per unit are calculated using the weighted average number of units outstanding during the year. Diluted earnings per unit is calculated by adding the weighted average number of units outstanding during the year to the additional units that would have been outstanding if potentially dilutive units had been issued, using the "treasury stock" method.

TRUST UNIT RIGHTS INCENTIVE PLAN

The Fund has a unit-based and Exchange Rights compensation plan (Note 11). Under the Trust Unit Rights Incentive Plan (the "Rights Incentive Plan") the Fund may grant to the trustees, directors, officers, employees and consultants of the Fund, the Corporation or any affiliate of the Fund rights to acquire up to 2,181,032 trust units. Subject to adjustments set out in the Rights Incentive Plan, the exercise price of each right equals or exceeds the closing market price of the trust units on the date immediately preceding the date on which a right is granted and has a maximum term of 10 years. Rights vest 20% twelve months from the date of grant and 20% annually thereafter. Each right entitles the participant to receive from the Fund one trust unit. In 2003 the Fund prospectively adopted the provisions of the Canadian Institute of Chartered Accountants ("CICA") amended Handbook Section 3870 *Stock-Based Compensation and Other Stock-Based Payments*, and accordingly recorded a non-cash compensation expense for the rights issued pursuant to the Rights Incentive Plan and exchange rights issued pursuant to the Plan of Arrangement during the year (Note 3b).

MEASUREMENT UNCERTAINTY

The preparation of the Fund's financial statements in a timely manner and in conformity with Canadian generally accepted accounting principles requires the use of estimates, assumptions, and judgment regarding assets, liabilities, revenues and expenses. Such estimates relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as transactions are settled in the future. Amounts recorded for depreciation, accretion, amortization, future asset retirement costs and impairment calculations are based on estimates. By their nature, these estimates are subject to measurement uncertainty, and the impact of the difference between the actual and the estimated costs on the financial statements of future periods could be material.

2) REORGANIZATION

On February 24, 2003, the shareholders and optionholders of the Corporation approved a Plan of Arrangement under section 193 of the *Business Corporations Act* (Alberta) (the "Arrangement"). The purpose of the Arrangement was to convert Newalta from a corporate entity concentrating on growth through reinvestment of cash flow to a trust entity which distributes a substantial portion of cash flow to unitholders. The Arrangement became effective on March 1, 2003.

Pursuant to the Arrangement, the Fund issued units in exchange for all of the shares of the Corporation on a 1:2 basis. Prior to the exchange, the Corporation had approximately 43,634,000 shares outstanding and, subsequent to the exchange, the Fund had approximately 21,811,000 units outstanding.

Associated with the reorganization, the Fund recorded reorganization costs of $5,195 or $0.14 per unit after tax in 2003.

Effective March 1, 2003, the Fund established the Rights Incentive Plan to replace the stock option plan of the Corporation. In accordance with the CICA Handbook section 3870 regarding stock based compensation, grants under the Rights Incentive Plan were valued using the fair value method at the time of issuance. The expense thus calculated is described in note 11. The rights granted under the Rights Incentive Plan are valued using a Black-Scholes option pricing model.

Prior to March 1, 2003, the Corporation had outstanding both options and stock appreciation rights. The options were issued prior to January 1, 2002 and, in accordance with CICA Handbook section 3870, had been neither valued nor expensed in the financial statements. The stock appreciation rights were issued after January 1, 2002 and were expected to be settled in cash. Accordingly, an expense was recognized in each period based on the gain in the underlying value of the common shares of the Corporation. For the first two months of 2003, prior to the Arrangement, the Corporation expensed $318 in stock appreciation rights.

3) CHANGES IN ACCOUNTING POLICIES

A) ASSET RETIREMENT OBLIGATIONS

In December 2002, the CICA issued a new standard on the accounting for asset retirement obligations. This standard requires recognition of a liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligations. The new standard is effective for all fiscal years beginning on or after January 1, 2004. The Fund estimates the undiscounted cash flows related to asset retirement obligations, adjusted for inflation, to be incurred over the estimated period of 20 years to be $13.5 million. The fair value of this liability at December 31, 2004 was $4,875 ($4,736 in 2003) using a discount rate of 8% and an inflation rate of 2%. Accretion expense for the year ended December 31, 2004 was $378 ($351 in 2003).

B) STOCK-BASED COMPENSATION

During the fourth quarter of 2003, the Fund adopted certain provisions of the CICA's amended Handbook Section 3870. This amendment requires expensing of the fair value of equity-based compensation effective for fiscal years beginning on or after January 1, 2004. Pursuant to the transitional rules, the Fund chose to early adopt the pronouncement on a prospective basis in 2003. The non-cash expense for the year ended December 31, 2004 was $637 ($0.023 per unit), and for 2003 was $595 ($0.025 per unit).

C) IMPAIRMENT OF LONG-LIVED ASSETS

Effective January 1, 2004, the Fund adopted the new recommendation of the CICA on the impairment of long-lived assets. This recommendation provides guidance on the recognition, measurement and disclosure of impairment of long-lived assets. There is a requirement to recognize an impairment loss for a long-lived asset when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. As at January 1, 2004 and December 31, 2004, there were no indications of impairment of long-lived assets.

To account for the changes in accounting policies as outlined in (a) above, the historical amounts in the consolidated financial statements have been adjusted as follows:

CONSOLIDATED BALANCE SHEET

	AT DECEMBER 31, 2003	ASSET RETIREMENT OBLIGATION ADJUSTMENTS	ADJUSTED DECEMBER 31, 2003
Capital assets	215,524	2,009	217,533
Future income tax liability	37,841	70	37,911
Site restoration	2,936	(2,936)	–
Asset retirement obligation	–	4,736	4,736
Accumulated earnings	81,123	139	81,262

CONSOLIDATED STATEMENT OF OPERATIONS

	FOR THE YEAR ENDED DECEMBER 31, 2003	ASSET RETIREMENT OBLIGATION ADJUSTMENTS	ADJUSTED YEAR ENDED DECEMBER 31, 2003
Site restoration expense	517	(517)	–
Depreciation and accretion expense	11,551	547	12,098
Future income tax provision	3,817	(10)	3,807
Net earnings	26,811	(20)	26,791
Earnings per unit	$ 1.14	–	$ 1.14
Diluted earnings per unit	$ 1.12	–	$ 1.12

4) SEASONALITY OF OPERATIONS

The Corporation's operations are carried out in western Canada. The ability to transport waste is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, imposed in the spring, restrict waste transportation which reduces demand for the Corporation's services and, therefore, the second quarter is generally the weakest quarter of the year. The third quarter is typically the strongest quarter for both Oilfield and Industrial due to favourable weather conditions and market cyclicality. Financial results can vary from quarter to quarter depending on weather conditions, commodity prices, market demand and capital investments. First quarter revenue ranges from 20% to 26% of year-end revenue and has averaged approximately 24%. Second quarter revenue has averaged approximately 22% of year-end revenue and ranges from 20% to 23%. Third quarter revenue ranges from 26% to 31% and has averaged approximately 27% of year-end revenue. Fourth quarter revenue has averaged approximately 28% and ranges from 24% to 30%.

5) ACQUISITIONS

During the year ended December 31, 2004, the Corporation acquired a satellite oilfield facility located near Drumheller, Alberta on January 1, 2004; purchased a second satellite facility near Redwater, Alberta on March 1, 2004; on March 31, 2004 acquired the business and assets of an industrial services company in Cranbrook, British Columbia; and on June 1, 2004 acquired the assets of a centrifuge rental business located in Nisku, Alberta. The purchased assets consisted of stand-alone businesses that expanded the service offerings, geographic coverage, and customer base of the Corporation. The consolidated financial statements of the Fund include earnings from the date of acquisition, for each acquisition. The amount of the consideration given and the assets received were:

	JANUARY 1, 2004 ACQUISITION	MARCH 1, 2004 ACQUISITION	MARCH 31, 2004 ACQUISITION	JUNE 1, 2004 ACQUISITION	TOTAL 2004
Total cash consideration	2,029	4,288	4,938	5,127	16,382
Land	–	–	300	–	300
Plant and equipment	1,570	2,363	3,103	4,630	11,666
Intangibles	500	100	520	500	1,620
Petroleum and natural gas rights	–	500	–	–	500
Goodwill	–	1,400	1,030	–	2,430
Asset retirement obligation	(41)	(75)	(15)	(3)	(134)
Total	2,029	4,288	4,938	5,127	16,382

Certain of the above amounts are management's current estimate of the known and expected fair values, and may change as final information becomes known.

Effective July 1, 2003, the Corporation acquired a satellite oilfield facility located in southwest Saskatchewan. The purchase price of $3,212 was funded by $712 of cash plus the issuance of 250,000 units valued at $10.00 per unit. Also, effective December 1, 2003, the Corporation acquired the assets of Hazmat Transportation Services and Waste Logistics for $5,220 cash.

The value of the consideration given and the assets received were:

	JULY 1, 2003 ACQUISITION	DECEMBER 1, 2003 ACQUISITION	TOTAL 2003
Units issued	2,500	–	2,500
Cash	712	5,220	5,932
Total consideration	3,212	5,220	8,432
Plant and equipment	2,912	4,432	7,344
Intangibles	300	750	1,050
Inventory and prepaids	–	38	38
Total	3,212	5,220	8,432

Intangibles include customer lists, non-compete agreements, licenses and permits.

6) INVENTORIES

Inventories consist of the following:

	2004	2003
Recycled and processed products	4,567	4,382
Recovered oil	1,463	1,324
Parts and supplies	1,120	788
Burner fuel	64	1,403
Total inventory	7,214	7,897

7) CAPITAL ASSETS AND INTANGIBLES

	2004			2003		
	COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE	COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE
Capital assets						
Plant and equipment	331,743	83,073	248,670	280,297	68,449	211,848
Land	6,527	–	6,527	5,685	–	5,685
Total capital assets	338,270	83,073	255,197	285,982	68,449	217,533
Intangibles	3,670	458	3,212	2,056	63	1,993

8) DEFERRED COSTS

Incremental costs related to expansion and acquisition plans have been deferred at year end. During 2004 the Fund determined that certain costs were no longer recoverable and accordingly those costs were written off.

	2004	2003
Deferred costs, beginning of year	854	811
Additional costs during the year	60	43
Deferred costs written off	(364)	–
Deferred costs, end of year	550	854

9) LONG-TERM DEBT

	2004	2003
Operating term facility	2,617	–
Extendable term facility	34,000	–
Reducing term facility	–	13,500
Other	–	2
	36,617	13,502
Less current portion	–	3,002
	36,617	10,500

Effective May 19, 2004, the Corporation secured a new credit facility which provides for a $25,000 operating term facility plus a $65,000 extendible term facility. The credit facility is secured principally by a general security agreement over the assets of the Corporation. Interest on the facilities is subject to certain conditions, and may be charged at a prime based or a Banker's Acceptance ("BA") based rate, at the option of the Corporation. The operating facility charges interest at the lenders' prime rate, or at the BA rate plus 1.25%. The term facility charges interest at the lenders' prime rate plus 0.25%, or at the BA rate plus 1.75%. The operating and the term facilities are subject to an annual review, and extension at the option of the lender. If an extension is not granted, principal repayments for the term loan would commence in 15 months at the quarterly rate of one-twelfth of the outstanding indebtedness for three quarters and a balloon payment for the balance at the end of the fourth quarter. The operating loan, subject to certain conditions would be due in full in 12 months. If renewal and extension were not granted, the annual principal repayments would be:

	2005	2006	2007	TOTAL
Operating term facility	–	2,617	–	2,617
Extendible term facility	–	5,670	28,330	34,000
Total repayment	–	8,287	28,330	36,617

10) UNITHOLDERS' CAPITAL

On March 1, 2003 and pursuant to the Arrangement, 21,810,318 units were issued by the Fund in exchange for 43,620,665 common shares of the Corporation previously outstanding. Additional units were subsequently issued upon the exercise of rights to acquire units, conversion of debentures, purchase of assets, issuance of new equity and issuances pursuant to the Dividend Reinvestment Program.

(000s)	UNITS/SHARES	AMOUNT
Shares issued as at December 31, 2002	43,634	98,269
Non-board lot repurchased	(13)	(62)
Shares cancelled under the plan of arrangement	(43,621)	(98,207)
	–	–
Units issued under the plan of arrangement	21,811	98,207
Rights exercised	225	2
Units issued for cash	3,800	43,089
Units exchanged for debentures	750	6,000
Units issued on asset purchase	250	2,500
Units outstanding as at December 31, 2003	26,836	149,798
Rights exercised	410	3,378
Units issued under the DRIP program	48	994
Units outstanding as at December 30, 2004	27,294	154,170

On October 15, 2004, the Fund implemented a Dividend Reinvestment Plan ("DRIP") which allows participating unitholders to increase their investment in the Fund through the automatic reinvesting of their monthly distribution in units. Under the terms of the DRIP, reinvestment units are purchased by unitholders from the treasury of the Fund at a cost of 95% of the volume weighted average TSX trading price for the 10 trading days immediately preceding the distribution payment date.

The Fund declared distributions of $0.105 per unit for each of the months of January and February, 2004, increasing to $0.125 for each of the months of March through December, 2004, for a total of $1.46 per unit for 2004. During 2004, $38,071 of cash was distributed to unitholders.

II) RIGHTS TO ACQUIRE TRUST UNITS

(A) TRUST UNIT RIGHTS INCENTIVE PLAN

On February 24, 2003, the shareholders of the Corporation approved the Rights Incentive Plan. Under the Rights Incentive Plan, the Fund may grant to the trustees, directors, officers, employees and consultants of the Fund, the Corporation or any affiliate of the Fund rights to acquire up to 2,181,032 units. Subject to adjustments set out in the Rights Incentive Plan, the exercise price of each right equals or exceeds the closing market price of the units of the Fund on the date immediately preceding the date on which a right is granted and the maximum term of each right is 10 years. All rights granted to date pursuant to the Rights Incentive Plan expire seven years after the date of grant. Rights vest 20%, twelve months from the date of grant and 20% annually thereafter. Each right entitles the participant to receive from the Fund one unit.

On March 1, 2003, rights to acquire up to 1,045,000 units were granted to certain directors, officers, and employees of the Corporation at the market price of $9.30 per unit. On May 22, 2003, rights to acquire up to 275,000 units were granted to certain directors, officers, and employees of the Corporation at the market price of $9.08 per unit. On December 10, 2003, rights to acquire up to 12,500 units were granted to a director of the Corporation at the market price of $15.60 per unit.

On June 1, 2004, rights to acquire up to 347,500 units were granted to certain directors, officers, and employees of the Corporation at the market price of $17.95 per unit, and valued on the date of issuance at $1.17 per unit using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.5%; yield of 8.35%; a vesting period of 5 years; and an expected volatility of 20.48%.

During 2004, directors, officers and employees of the Corporation exercised rights to acquire 364,000 units pursuant to the Rights Incentive Plan for $3,378.

The following table summarizes the activity for the years ended December 31, 2003 and 2004 of the units reserved for issuance under the Rights Incentive Plan:

(000s)	2004	2003
Rights available for grant, beginning of year	848	2,181
Granted	(347)	(1,333)
Forfeited	32	–
Rights available for grant, end of year	533	848

(B) EXCHANGE RIGHTS

Pursuant to the terms of the Arrangement, on March 1, 2003, each option to acquire a common share in the capital of the Corporation outstanding and not exercised prior to March 1, 2003, having an exercise price per share below $4.65 ($9.30 after adjusting for the two-for-one stock consolidation pursuant to the Arrangement), was cancelled in exchange for a right to purchase units (the "Exchange Right"), at a price of $0.01 per unit, equal to (i) the difference between $4.65 and the exercise price of such option, multiplied by the number of common shares to which such option relates divided by (ii) $9.30. Each Exchange Right entitles the holder to receive one unit from the Fund. With respect to options that had vested on or prior to March 1, 2003, the Exchange Right was exercisable at any time up until April 1, 2003. With respect to options that had not vested on or prior to March 1, 2003, the Exchange Right is exercisable at any time during the period from the date on which the option to which the unit relates would have vested had it not been cancelled pursuant to the Arrangement and ending on the date the option would have expired had it not been cancelled pursuant to the Arrangement.

An aggregate of 307,499 Exchange Rights were issued on March 1, 2003. During 2003, an aggregate of 225,274 Exchange Rights were exercised and during 2004 an aggregate of 45,877 Exchange Rights were exercised.

The following table summarizes the activity for the years ended December 31, 2004 and 2003 of the Exchange Rights:

(000s)	2004	2003
Exchange Rights outstanding, beginning of the year	82	–
Issued upon cancellation of options	–	307
Exercised	(46)	(225)
Forfeited	(1)	–
Exchange Rights outstanding, end of year	35	82

During the fourth quarter of 2003, the Fund adopted the provisions of the Canadian Institute of Chartered Accountants amended Handbook Section 3870 *Stock-Based Compensation and Other Stock-Based Payments* (Note 3b). The Fund chose to early adopt the provisions on a prospective basis, which resulted in a full-year increase in contributed surplus, and a corresponding non-cash charge of $0.6 million ($0.03 per unit). Rights granted pursuant to the Rights Incentive Plan and the Exchange Rights were valued as follows:

The fair value of the rights to acquire units that were granted on March 1, 2003 was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.25%; yield of 12%; expected life of seven years; and expected volatility of 48%.

The fair value of the rights to acquire units that were issued on May 22, 2003 was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.6%; yield of 11.9%; expected life of seven years; and expected volatility of 16.8%.

The fair value of the rights to acquire units that were issued on December 15, 2003 was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.9%; yield of 8%; expected life of seven years; and expected volatility of 18.4%.

The Exchange Rights were valued at the date of conversion, March 1, 2003, and the value of the Exchange Rights was attributed to the Contributed Surplus of the Fund. The fair value of the Exchange Rights was recorded at $446 using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6%; yield of 12%; expected life of three years; and expected volatility of 48%.

The following tables summarize the activity for the years ended December 31, 2004 and 2003 for the Exchange Rights and the Rights and the range of exercise prices:

	EXCHANGE RIGHTS *(000s)*	WEIGHTED AVERAGE UNIT PRICE *($)*	RIGHTS *(000s)*	WEIGHTED AVERAGE EXERCISE PRICE *($)*
As at December 31, 2002	–	–	–	–
Converted from options	307	0.01	–	–
Granted	–	–	1,333	9.31
Exercised	(225)	0.01	–	–
Forfeited	–	–	–	–
As at December 31, 2003	82	0.01	1,333	9.31
Exercisable at December 31, 2003	–	–	–	–
Granted	–	–	347	17.95
Exercised	(46)	0.01	(364)	9.28
Forfeited	1	0.01	(32)	17.41
As at December 31, 2004	35	0.01	1,284	11.48
Exercisable at December 31, 2004	–	–	25	9.75

RANGE OF EXERCISE PRICES *($)*	RIGHTS AND EXCHANGE RIGHTS OUTSTANDING DECEMBER 31, 2004 *(000s)*	WEIGHTED AVERAGE REMAINING LIFE *(Years)*	WEIGHTED AVERAGE EXERCISE PRICE *($)*	RIGHTS AND EXCHANGE RIGHTS EXERCISABLE DECEMBER 31, 2004 *(000s)*	WEIGHTED AVERAGE EXERCISE PRICE *($)*
0.01	35	3.4	0.01	–	–
9.08 to 9.30	954	5.2	9.27	22	9.08
15.60 to 17.95	330	6.6	17.86	3	15.60
	1,319	6.1	11.17	25	9.75

(C) OPTIONS

The following table summarizes the activity in the option plan of the Corporation for the year ended December 31, 2003:

	OPTIONS *(000s)*	WEIGHTED AVERAGE EXERCISE PRICE *($)*
As at December 31, 2002	2,529	3.76
Cancelled pursuant to Plan of Arrangement resulting in issuance of Exchange rights	(2,126)	3.30
Cancelled and forfeited	(403)	6.35
As at December 31, 2003	–	–
Exercisable at December 31, 2003	–	–

Shares reserved under the plan *(000s)*	2003
Shares available for grant, beginning of year	630
Shares cancelled pursuant to Plan of Arrangement	(630)
Shares available for grants, end of year	–

12) INCOME TAXES

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Fund's income future tax liabilities and assets are as follows:

	2004	2003
Future income tax liabilities:		
Capital assets and intangibles	43,108	40,275
Goodwill	803	1,351
Deferred costs	190	298
	44,101	41,924
Future income tax assets:		
Non-capital loss carry forwards	4,195	4,459
Less current portion	(3,600)	(2,000)
Asset retirement obligation	1,682	1,026
Trust unit issuance costs	477	528
	2,754	4,013
Net future income tax liability	41,347	37,911

Realization of future income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible. Although realization is not assured, management believes it is more likely than not that all future income tax assets will be realized based on reversals of future income tax liabilities, projections of operating results and tax planning strategies available to the Fund and its subsidiaries.

The income tax expense differs from the amount computed by applying Canadian statutory rates to operating income for the following reasons:

	2004	2003
Consolidated earnings of the Fund before taxes and distributions to unitholders	38,744	31,198
Current statutory income tax rate	34.5%	37%
Computed tax expense at statutory rate	13,367	11,540
Increase (decrease) in taxes resulting from:		
Reduction in taxable income resulting from distributions to unitholders	(11,296)	(7,776)
Capital taxes	703	600
Other	415	317
Effect of substantively enacted tax rate changes	(650)	(274)
Reported income tax expense	2,539	4,407

On March 31, 2004, the Province of Alberta announced a reduction in the corporate tax rate from 12.5% to 11.5%. The Fund recognized the change in future tax rate by reducing the future income tax liability for the year ended December 31, 2004 by $650 or $0.02 per unit. During 2003, the Province of Alberta reduced the corporate tax rate, and the Fund accordingly accounted for the recovery of future income tax.

13) EARNINGS PER UNIT

Basic per unit calculations for the years ending December 31, 2004 and 2003 were based on the weighted average number of units outstanding for the years. Diluted earnings per unit include the potential dilution of the outstanding rights.

	2004	2003
Weighted average number of units	27,134	23,456
Net additional units if rights exercised	502	351
Additional units if debentures converted	–	365
Diluted weighted average number of units	27,636	24,172

14) RECONCILIATION OF UNITHOLDER DISTRIBUTIONS DECLARED AND PAID

	2004	2003
Cash flow from operations before reorganization costs, non-cash working capital and asset retirement costs	53,794	48,805
Maintenance capital expenditures	(7,755)	(7,354)
Asset retirement and deferred costs	(433)	(354)
Net proceeds on sales of fixed assets	80	1,530
Principal repayments	(1,500)	(1,500)
Cash available for growth and distribution before reorganization costs	44,186	41,127
Reorganization costs	–	(5,214)
Cash available for growth and distribution	44,186	35,913
Unitholder distributions declared	39,659	22,958
– per unit *($)*	1.46	0.96
Unitholder distributions – paid in cash	38,071	20,140
Unitholder distributions – units issued	994	–
– paid in cash – per unit *($)*	1.40	0.86
– issued units – per unit *($)*	0.04	–

RECONCILIATION OF ACCUMULATED UNITHOLDER DISTRIBUTIONS:

Balance, December 31, 2002	–
Unitholder distributions declared and paid	(20,140)
Unitholder distributions declared for the month of December 2003	(2,818)
Balance, December 31, 2003	(22,958)
Unitholder distributions declared and paid in cash or units	(36,247)
Unitholder distributions declared for the month of December 2004	(3,412)
Total Unitholder distributions declared for 2004	(39,659)
Balance, December 31, 2004	(62,617)

15) RECONCILIATION OF ASSET RETIREMENT OBLIGATION

The total future asset retirement obligation was estimated by management based on the anticipated costs to abandon and reclaim facilities and wells, and the projected timing of these expenditures. The net present value is estimated to be $4.9 million ($4.7 million in 2003) based on a total estimated future liability of $13.5 million. Cash expenditures to fulfill these obligations will be incurred over the next 20 years, with the majority of the expenses occurring in the 15-20 year range. A discount rate of 8% and an inflation rate of 2% was used to calculate the present value of the asset retirement obligation.

	2004	2003
Asset Retirement Obligation, beginning of year	4,736	4,602
Additional retirement obligations added through acquisitions	134	94
Costs incurred to fulfill obligations	(372)	(311)
Accretion	377	351
Asset Retirement Obligation, end of year	4,875	4,736

16) COMMITMENTS

(A) LEASE COMMITMENTS

The Fund has annual commitments for leased property and equipment as follows:

	2005	2006	2007	2008	2009	THEREAFTER	TOTAL
Office leases	1,752	1,953	1,953	1,905	1,833	4,547	13,943
Operating leases	1,654	1,370	940	419	283	–	4,666
Surface leases	856	1,006	1,025	1,044	1,064	4,082	9,077
	4,262	4,329	3,919	3,368	3,179	8,629	27,686

(B) LETTERS OF GUARANTEE AND SURETY BONDS

As of December 31, 2004, the Fund had issued Letters of Guarantee and Surety Bonds in respect of compliance with environmental licenses in the amount of $7,771 and $7,093 respectively.

17) FINANCIAL INSTRUMENTS

A) INTEREST RATE RISK

The long-term debt bears interest at rates that vary in relation to prime. The Fund is therefore exposed to fluctuations in interest rates. During 2004 a change of 1% in the prime interest rate would have increased/decreased interest expense by approximately $250 ($500 in 2003).

B) FAIR VALUE

The determination of the fair value of long-term debt is based on the net present value of the future principal and interest payments, discounted at current market rates of interest for debt of similar conditions and maturities. The carrying amount of the long term debt approximates, in all material respects, its fair value.

C) CREDIT RISK

Accounts receivable includes balances from a large and diverse customer base. The Fund views the credit risks on these amounts as normal for the industry. Credit risk is mitigated by the Fund's ongoing assessment of the credit worthiness of its customers as well as monitoring the amount and age of balances outstanding.

18) TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to the Fund. Mr. Vance Milligan, a Trustee and Corporate Secretary of the Fund, is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided to the Fund. The total cost of these legal services during 2004 was $423 ($750 in 2003).

The Corporation provides Oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total amount invoiced by the Fund to Paramount Resources Ltd. was $776 compared $304 in 2003.

These transactions were incurred during the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

19) COMPARATIVE FIGURES

Certain of the prior year's comparative figures have been reclassified to conform to the current year's presentation.

20) SEGMENTED INFORMATION

The Fund has two reportable segments. The reportable segments are distinct strategic business units whose operating results are regularly reviewed by the Fund's senior executive officers in order to assess financial performance and make resource allocation decisions. The reportable segments have separate operating management and operate in distinct competitive and regulatory environments. The Oilfield segment recovers and resells crude oil from oilfield waste. The Industrial segment collects waste lubricating oil, automotive, and industrial wastes which are processed into resaleable products. The accounting policies of the segments are the same as those of the Fund.

Years ended December 31 ($000s)	OILFIELD	INDUSTRIAL	INTER-SEGMENT	UNALLOCATED[2]	CONSOLIDATED TOTAL
2004					
External revenue	115,217	63,451			178,668
Inter segment revenue[1]	416	84	(500)		–
Operating expense	54,885	50,254	(500)		104,639
Depreciation, amortization and accretion	8,810	5,019		1,287	15,116
Net margin	51,938	8,262		(1,287)	58,913
Selling, general and administrative				18,739	18,739
Interest expense				1,430	1,430
Operating income	51,938	8,262		(21,456)	38,744
Capital expenditures	33,563	18,610		3,461	55,634
Goodwill	10,782	2,430			13,212
Total assets	205,316	106,529		13,100	324,945
2003 *(Note 3)*					
External revenue	104,750	50,282			155,032
Inter segment revenue[1]	59	123	(182)		–
Operating expense	50,555	39,591	(182)		89,964
Depreciation, amortization and accretion	7,325	3,989		784	12,098
Net margin	46,929	6,825		(784)	52,970
Selling, general and administrative				13,907	13,907
Interest expense				2,670	2,670
Reorganization costs				5,195	5,195
Operating income	46,929	6,825		(22,556)	31,198
Capital expenditures	13,560	8,247		1,149	22,956
Goodwill	10,782				10,782
Total assets	172,212	90,712		22,348	285,272

1 Inter-segment revenue is recorded at market, less the costs of serving external customers.

2 Management does not allocate selling, general & administrative, taxes, and interest costs in the segment analysis.

File No. 82-34834

OFFICERS OF NEWALTA CORPORATION

ALAN P. CADOTTE
President and Chief Executive Officer

RONALD L. SIFTON
Senior Vice President, Finance
and Chief Financial Officer

TERRY P. DONALESHEN
Vice President, Human Resources and
Environment, Health and Safety

PETER A. DUGANDZIC
Vice President, Oilfield

ROBERT L. MORIN
Vice President, Finance

ALAN P. SWANSON
Vice President, Industrial

J. CRAIG WILKIE
Vice President, Business Development

TOOK WHITELEY
General Counsel

HEAD OFFICE

Suite 1200, 333 – 11 Avenue SW
Calgary, Alberta T2R 1L9
Tel: (403) 266-6556
Fax: (403) 262-7348
www.newalta.com

AUDITORS

Deloitte & Touche LLP
Calgary, Alberta

LEGAL COUNSEL

Bennett Jones LLP
Calgary, Alberta

BANKERS

Bank of Montreal
CIBC
Calgary, Alberta

STOCK EXCHANGE

The Toronto Stock Exchange
Symbol: NAL.UN

TRANSFER AGENT AND REGISTRAR

Valiant Trust Company
Calgary, Alberta

NEWALTA.COM

We have expanded our website to include more detailed information on Newalta Income Fund and Newalta Corporation. For the most current news, visit newalta.com.

NOTICE OF ANNUAL MEETING

All unitholders and guests are invited to attend the Annual Meeting to be held on May 17, 2005 at 3:00 p.m. in the Devonian Room at The Calgary Petroleum Club, 319 – 5th Avenue SW, Calgary, Alberta.

1 *Audit Committee*
2 *Compensation Committee*
3 *Corporate Governance and Nominating Committee*
4 *Environment, Health and Safety Committee*
5 *Chairman of the Board*
6 *Corporate Secretary*

File No. 82-34834

NEWALTA

1200, 333 – 11 Avenue SW

Calgary, Alberta, Canada T2R 1L9

Telephone (403) 266-6556

Fax (403) 262-7348

www.newalta.com

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: Newalta Income Fund

Financial Year Ending, Used in calculating the Participation Fee: December 31, 2004

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:			
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		27,293,847	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	19.70	
Market value of class or series	=	537,688,786	
			537,688,786 (A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			______ (A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**			______ (B)
(Repeat for each class or series of corporate debt or preferred shares)			______ (B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			537,688,786
Total fee payable in accordance with Appendix A of the Rule			$35,000
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)			______
Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12			
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)			______

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit	______
Contributed surplus	______
Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)	______
Long term debt (including the current portion)	______
Capital leases (including the current portion)	______

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x *Number of months remaining in financial year*
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________
Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

NEWALTA INCOME FUND

Form 52-109FT1 – Certification of Annual Filings during Transition Period

I, Alan P. Cadotte, the President and Chief Executive Officer of Newalta Corporation, the administrator of Newalta Income Fund (the "issuer"), certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of the issuer for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 31, 2005.

(signed) *Alan P. Cadotte*
Alan P. Cadotte
President and Chief Executive Officer

NEWALTA INCOME FUND

Form 52-109FT1 – Certification of Annual Filings during Transition Period

I, Ronald L. Sifton, the Senior Vice President and Chief Financial Officer of Newalta Corporation, the administrator of Newalta Income Fund (the "issuer"), certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of the issuer for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 31, 2005.

(signed) *Ron Sifton*
Ronald L. Sifton
Senior Vice President and
Chief Financial Officer

NEWALTA INCOME FUND

1200, 333 - 11 Avenue S.W.
Calgary, Alberta
T2R 1L9

NOTICE OF ANNUAL MEETING OF UNITHOLDERS

MAY 17, 2005

NOTICE IS HEREBY GIVEN that the Annual Meeting of the Unitholders (the "Meeting") of Newalta Income Fund ("Newalta Fund") will be held at 3:00 p.m. (local time) on Tuesday, May 17, 2005 in the Devonian Room at The Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, Canada, for the following purposes:

1. to receive the consolidated financial statements of Newalta Fund for the year ended December 31, 2004 and the auditors' report thereon;
2. to appoint auditors of Newalta Fund for the ensuing year at a remuneration to be determined by the Board of Trustees;
3. to elect trustees for the ensuing year; and
4. to transact such other business as may be properly brought before the Meeting or any adjournment thereof.

Particulars of the matters to be brought before the Meeting are set forth in the accompanying Management Information Circular and Proxy Statement.

Unitholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it to Valiant Trust Company, Attention: Proxy Department, Suite 310, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1 (fax number: 403-233-2857) at least 24 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. If a Unitholder receives more than one proxy form because such Unitholder owns trust units of Newalta Fund registered in different names or addresses, each proxy form should be completed and returned.

The trust unit transfer books will not be closed, but the Board of Trustees has fixed March 29, 2005 as the record date for the determination of Unitholders entitled to notice of and to vote at the Meeting and at any adjournment thereof, except that a transferee of trust units after such record date may, not later than 10 days before the Meeting, establish a right to vote at the Meeting by providing evidence of ownership of trust units and demanding that his or her name be placed on the voting list.

DATED at Calgary, Alberta as of March 29, 2005.

BY ORDER OF THE BOARD OF TRUSTEES

(signed) "*R. Vance Milligan*"

R. Vance Milligan, Q.C.
Secretary

File No. 82-34834

NEWALTA INCOME FUND

NOTICE OF ANNUAL MEETING OF UNITHOLDERS

TO BE HELD MAY 17, 2005

MANAGEMENT INFORMATION CIRCULAR

AND

PROXY STATEMENT

March 29, 2005

NEWALTA

NEWALTA INCOME FUND

1200, 333 - 11 Avenue S.W.
Calgary, Alberta
T2R 1L9

NOTICE OF ANNUAL MEETING OF UNITHOLDERS

MAY 17, 2005

NOTICE IS HEREBY GIVEN that the Annual Meeting of the Unitholders (the "Meeting") of Newalta Income Fund ("Newalta Fund") will be held at 3:00 p.m. (local time) on Tuesday, May 17, 2005 in the Devonian Room at The Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, Canada, for the following purposes:

1. to receive the consolidated financial statements of Newalta Fund for the year ended December 31, 2004 and the auditors' report thereon;
2. to appoint auditors of Newalta Fund for the ensuing year at a remuneration to be determined by the Board of Trustees;
3. to elect trustees for the ensuing year; and
4. to transact such other business as may be properly brought before the Meeting or any adjournment thereof.

Particulars of the matters to be brought before the Meeting are set forth in the accompanying Management Information Circular and Proxy Statement.

Unitholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it to Valiant Trust Company, Attention: Proxy Department, Suite 310, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1 (fax number: 403-233-2857) at least 24 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. If a Unitholder receives more than one proxy form because such Unitholder owns trust units of Newalta Fund registered in different names or addresses, each proxy form should be completed and returned.

The trust unit transfer books will not be closed, but the Board of Trustees has fixed March 29, 2005 as the record date for the determination of Unitholders entitled to notice of and to vote at the Meeting and at any adjournment thereof, except that a transferee of trust units after such record date may, not later than 10 days before the Meeting, establish a right to vote at the Meeting by providing evidence of ownership of trust units and demanding that his or her name be placed on the voting list.

DATED at Calgary, Alberta as of March 29, 2005.

BY ORDER OF THE BOARD OF TRUSTEES

(signed) "*R. Vance Milligan*"

R. Vance Milligan, Q.C.
Secretary

File No. 82-34834

NEWALTA INCOME FUND

ANNUAL MEETING OF UNITHOLDERS

MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

TABLE OF CONTENTS

Page

GENERAL PROXY INFORMATION

This Management Information Circular and Proxy Statement (the "Information Circular") is furnished to holders (the "Unitholders") of trust units (the "Trust Units") by the trustees (the "Board of Trustees") of Newalta Income Fund ("Newalta Fund") and by the management of Newalta Corporation in connection with the solicitation of proxies to be voted at the Annual Meeting of Unitholders of Newalta Fund (the "Meeting") to be held at 3:00 p.m. on Tuesday, May 17, 2005 at The Calgary Petroleum Club in the Devonian Room, 319 – 5th Avenue S.W., Calgary, Alberta, Canada, and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.

Solicitation of Proxies

The enclosed proxy is solicited by and on behalf of the Board of Trustees and the management of Newalta Corporation. The persons named in the enclosed proxy form are trustees or senior officers of Newalta Fund. A Unitholder desiring to appoint some other person (who need not be a Unitholder) to represent him or her at the Meeting may do so either by inserting such other person's name in the blank space provided in the proxy form or by completing another proper form of proxy.

To be used at the Meeting, the completed proxy form must be deposited at the offices of Valiant Trust Company ("Valiant"), Attention: Proxy Department, Suite 310, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1 (fax number: 403-233-2857) at least 24 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone, facsimile transmission or other electronic means by officers and trustees of Newalta Fund or officers, directors or employees of Newalta Corporation at a nominal cost. The cost of solicitation will be borne by Newalta Corporation.

Revocability of Proxies

A Unitholder who has given a proxy may revoke it either by (a) depositing an instrument in writing (which includes another proper form of proxy with a later date) executed by the Unitholder or by the Unitholder's attorney authorized in writing (i) at the offices of Valiant at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or *(ii)* with the chair of the Meeting on the day of the Meeting or an adjournment thereof, or (b) attending the Meeting in person and registering with the scrutineers as a Unitholder personally present.

Advice to Beneficial Holders of Trust Units

The information set forth in this section is of significant importance to many holders of Trust Units, as a substantial number of Unitholders do not hold their Trust Units in their own name. Unitholders who do not hold their Trust Units in their own name (referred to herein as "Beneficial Unitholders") should note that only proxies deposited by Unitholders whose names appear on the records of Newalta Fund as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then, in almost all cases, those Trust Units will not be registered in the Unitholder's name on the records of Newalta Fund. Such Trust Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Trust Units held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting Trust Units for the broker's clients. **Therefore, Beneficial Unitholders should ensure that instructions respecting the voting of their Trust Units are communicated to the appropriate person or that the Trust Units are duly registered in their name.**

Applicable Canadian regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of Unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered Unitholders. However, its purpose is limited to instructing the registered Unitholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Unitholder. In Canada, the majority of brokers now delegate responsibility for obtaining instructions from clients to the ADP Investor Communications Corporation ("ADP"). In most cases, ADP mails a scannable voting instruction form in lieu of the form of proxy provided by Newalta, and asks Beneficial Unitholders to return the voting instruction form to ADP. Alternatively, Beneficial Unitholders can either call their toll-free telephone number to vote their Trust Units, or access ADP's dedicated voting web site at www.proxyvotecanada.com to deliver their voting instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Trust Units to be represented at the Meeting. **A Beneficial Unitholder receiving a voting instruction form from ADP cannot use that form to vote Trust Units directly at the Meeting – the voting instruction form must be returned to ADP or, alternatively, instructions must be received by ADP well in advance of the Meeting in order to have such shares voted.**

Although a Beneficial Unitholder may not be recognized directly at the Meeting for the purposes of voting Trust Units registered in the name of his or her broker (or an agent of the broker), a Beneficial Unitholder may attend the Meeting as proxyholder for the registered Unitholder and vote the Trust Units in that capacity. A Beneficial Unitholder who wishes to attend the Meeting and indirectly vote his or her Trust Units as proxyholder for the registered Unitholder, should enter his or her own name in the blank space on the form of proxy provided to him or her and return the same to his or her broker (or broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Exercise of Discretion by Proxy Holders

The enclosed proxy form confers discretionary authority upon the persons named therein in respect of amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof. At the time of printing of this Information Circular, neither the Board of Trustees nor the management of Newalta Corporation knows of any amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any such amendment, variation or other matter properly comes before the Meeting, the Trust Units represented by proxies in favour of management will be voted on such matters in accordance with the best judgment of the person voting the proxy.

Record Date

The Trust Unit transfer books of Newalta Fund will not be closed, but the Board of Trustees has fixed March 29, 2005 as the record date (the "Record Date") for the determination of Unitholders entitled to notice of and to vote at the Meeting and at any adjournment thereof. Unitholders of record at the close of business on the Record Date are entitled to such notice and to vote at the Meeting.

Persons who are transferees of any Trust Units acquired after the Record Date and who have produced properly endorsed certificates evidencing such ownership or who otherwise establish to the satisfaction of Newalta Corporation ownership thereof and demand, not later than 10 days before the Meeting, or such other time as is acceptable to Newalta Corporation, that their names be included in the list of Unitholders, are entitled to vote at the Meeting. In addition, persons who are Beneficial Unitholders as of the Record Date will be entitled to vote at the Meeting in accordance with the procedures established pursuant to National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer* of the Canadian Securities Administrators.

Voting Trust Units and Principal Holders Thereof

Newalta Fund is authorized to issue an unlimited number of Trust Units. As at the Record Date, there were 27,485,887 Trust Units outstanding. Each Trust Unit carries the right to one vote on any matter properly coming before the Meeting.

As of the date hereof, to the knowledge of the Board of Trustees and management of Newalta Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Trust Units carrying more than 10% of the voting rights attached to all issued and outstanding Trust Units other than Acuity Investment Management Inc. who holds 2,827,500 Trust Units representing approximately 10.3% of the outstanding Trust Units. CDS & Co. holds in excess of 10% of the Trust Units for the benefit of its participants.

NEWALTA INCOME FUND AND NEWALTA CORPORATION

Newalta Fund was established pursuant to a Deed of Trust between Alan P. Cadotte, R. Vance Milligan, Felix Pardo, Richard H. Pinder, Clayton H. Riddell, Ronald L. Sifton and Barry D. Stewart, as Trustees and J. Craig Wilkie, as settlor made as of January 16, 2003. Newalta Fund is an unincorporated open end mutual fund trust established under the laws of the Province of Alberta. Newalta Corporation is the corporation resulting from the amalgamation of Newalta Corporation and Newalta Acquisition Corporation, which was effected on March 1, 2003 in connection with a Plan of Arrangement involving Newalta Fund, Newalta Corporation and Newalta Acquisition Corporation (the "Arrangement"). The purpose of the Arrangement was to convert the business of Newalta Corporation from a corporate entity concentrating on growth through investment of cash flow to a trust entity distributing a substantial portion of cash flow to Unitholders. The Arrangement was approved by the shareholders and optionholders of Newalta Corporation at a special meeting held on February 24, 2003 and became effective on March 1, 2003.

Newalta Fund was established to, among other things: (i) invest in securities of Newalta Corporation; (ii) invest in other securities and in any other investments as the Board of Trustees may determine and borrow funds for that purpose, provided that such investments do not prevent the Trust Units from qualifying as units of a "unit trust" and "mutual fund trust" within the meaning of the *Income Tax Act* (Canada) or result in the Trust Units being disqualified for investment by registered retirement savings plans, registered retirement income funds, registered education savings plans or deferred profit sharing plans; (iii) temporarily hold cash and short-term investments for the purpose of making investments, paying the expenses and liabilities of Newalta Fund, paying amounts payable by Newalta Fund in connection with the redemption of any Trust Units, or making distributions to Unitholders; and (iv) perform all acts necessary, incidental, ancillary or related to any of the foregoing. Therefore, Newalta Fund does not carry on any active business nor does it earn active business income. The primary income of Newalta Fund is earned through its subsidiary, Newalta Corporation. Additional income is earned through cash and short-term investments held by Newalta Fund. Newalta Fund is administered by the Board of Trustees. Newalta Fund is the sole shareholder of Newalta Corporation. Newalta Corporation is engaged in the processing and recovery of resalable products from waste materials. Newalta Corporation provides waste management and recycling services in western Canada through a network of 41 operating facilities.

BUSINESS TO BE ACTED UPON AT THE MEETING

Receipt of December 31, 2004 Financial Statements

The consolidated audited financial statements for the financial year ended December 31, 2004 of Newalta Fund have been mailed to Unitholders together with this Information Circular and are available on the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. No formal action will be taken at the Meeting to approve the consolidated financial statements. If any Unitholders have questions respecting the December 31, 2004 consolidated financial statements, the question's may be brought forward at the Meeting.

Appointment of Auditors

Unitholders will be asked at the Meeting to pass a resolution reappointing Deloitte & Touche LLP, Chartered Accountants, as auditors of Newalta Fund to hold office until the next annual meeting of Unitholders or until their successors are appointed, at remuneration to be fixed by the Board of Trustees. During the financial year ended December 31, 2004, Deloitte & Touche LLP received $166,250 in remuneration for performing audit and audit related responsibilities, $30,210 for tax services and $341,500 related to other services not related to audit and tax services.

The resolution appointing auditors must be passed by a simple majority of the votes cast with respect to the resolution by Unitholders present in person or by proxy at the Meeting. **In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote the Trust Units represented thereby in favour of the ordinary resolution appointing Deloitte & Touche LLP as auditors of Newalta Fund.**

Election of Trustees

Newalta Fund is required by its Deed of Trust to have a minimum of three and a maximum of ten trustees. There is a provision in the Deed of Trust of Newalta Fund which permits the Board of Trustees to appoint additional trustees between annual meetings of Unitholders, provided that the total number of trustees so appointed does not exceed, at any time, one-third of the number of trustees who held office immediately after the preceding annual meeting of Unitholders.

At the present time, Newalta Fund has nine trustees. Unitholders will be asked at the Meeting to pass a resolution electing nine trustees. The persons named below are the nine nominees of management for election as trustees. All proposed nominees have consented to be named in this Information Circular and to serve as trustees if elected. Each elected trustee will hold office until the close of the next annual meeting or until his successor is duly elected or appointed.

In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote the Trust Units represented thereby in favour of the ordinary resolution electing each of the nominees named below as trustees of Newalta Fund. The Board of Trustees does not contemplate that any of such nominees will be unable to serve as a trustee; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the Unitholder has specified in his or her proxy that his or her Trust Units are to be withheld from voting on the election of trustees.

The table below sets out the name and municipality of residence of each of the persons proposed to be nominated for election as a trustee, all positions and offices in Newalta Fund and Newalta Corporation presently held by him, his current principal occupation, the period during which he has served as a trustee of Newalta Fund and a director of Newalta Corporation, and the number of Trust Units that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised by him, as of March 1, 2005.

Name, Municipality of Residence and Position with Newalta Fund	Principal Occupation	Trustee Since[(1)]	Director Since	Trust Units Held[(2)]
Alan P. Cadotte *Calgary, Alberta, Canada* Trustee, President and Chief Financial Officer	Officer of Newalta Corporation	March, 2003	November, 1992	121,606
Robert M. MacDonald[(3)(5)] *Calgary, Alberta, Canada* Trustee	Independent Businessman	December, 2003	December, 2003	Nil
R. Vance Milligan, Q.C.[(5)(6)] *Calgary, Alberta, Canada* Trustee and Secretary	Partner, Bennett Jones LLP (barristers & solicitors)	March, 2003	March, 1994	11,818
Felix Pardo[(3)(6)] *Cambridge, Massachusetts, USA* Trustee	Independent Businessman	March, 2003	March, 1991	29,479
R. H. (Dick) Pinder[(3)(4)] *Calgary, Alberta, Canada* Trustee	President, Kingsmere Corporate Finance Ltd. (private investment and advisory company)	March, 2003	September, 1994	5,056
Gordon E. Pridham[(4)(5)] *Toronto, Ontario, Canada* Trustee	President, Edgewater Capital Inc. (private investment and advisory company)	June, 2004	June, 2004	15,000

Name, Municipality of Residence and Position with Newalta Fund	Principal Occupation	Trustee Since[(1)]	Director Since	Trust Units Held[(2)]
Clayton H. Riddell *Calgary, Alberta, Canada* Trustee and Chair	Chairman and Chief Executive Officer, Paramount Resources Ltd. (public oil and gas company)	March, 2003	July, 1988	916,979
Ronald L. Sifton *Calgary, Alberta, Canada* Trustee, Senior VP, Finance and Chief Financial Officer	Officer of Newalta Corporation	March, 2003	July, 1984	218,943
Barry D. Stewart[(4)(6)] *Calgary, Alberta, Canada* Trustee	Independent Businessman	March, 2003	March, 2002	13,360

Notes:

(1) All trustees of Newalta Fund are currently also directors of Newalta Corporation. Messrs. Cadotte, Milligan, Pardo, Pinder, Riddell, Sifton and Stewart were appointed as the initial trustees of Newalta Fund on January 16, 2003 in connection with the conversion of Newalta Corporation from a corporate entity to a trust entity.

(2) The information as to Trust Units owned, not being within the knowledge of Newalta Fund or Newalta Corporation, has been furnished by the respective trustees individually.

(3) Messrs. Pinder, MacDonald and Pardo are members of the Audit Committee of Newalta Fund. Newalta Corporation does not have an Audit Committee. Mr. Pinder is the Chair of the Audit Committee.

(4) Messrs. Stewart, Pinder and Pridham are members of the Compensation Committee of Newalta Corporation. Newalta Fund does not have a Compensation Committee. Mr. Stewart is the Chair of the Compensation Committee.

(5) Messrs. Milligan, MacDonald and Pridham are members of the Corporate Governance and Nominating Committee of Newalta Corporation. Newalta Fund does not have a Corporate Governance and Nominating Committee. Mr. Milligan is the Chair of the Corporate Governance and Nominating Committee.

(6) Messrs. Pardo, Milligan and Stewart are members of the Environment, Health and Safety Committee of Newalta Corporation. Newalta Fund does not have an Environment, Health and Safety Committee. Mr. Pardo is the Chair of the Environment, Health and Safety Committee.

Each of the foregoing persons has been engaged in the principal occupations indicated or in executive or similar positions with the same or associated companies for the last five years, except for Mr. MacDonald who from October, 1998 to May, 2003 was Director Commercial Banking, Oil & Gas, CIBC World Markets Inc., Mr. Pinder who was, between June, 2002 and April, 2003, an employee of Centurion Investment Advisors Inc., Mr. Pridham, who from 2001 to 2003 was the President and Chief Executive Officer of IPC Securities Corporation and from 2000 to 2001 was the Managing Director of Raymond James Ltd., Mr. Stewart who prior to October, 2001 was an officer with Suncor Energy Inc. and Mr. Pardo, who prior to December 31, 2002 was Chairman and Chief Executive Officer of Dyckerhoff Inc. Prior to October, 1998, Mr. Pardo was President and Chief Executive Officer of Philip Services Corp. ("Philip"). Philip underwent financial reorganizations pursuant to Chapter 11 of the United States Bankruptcy Code and the *Companies Creditors' Arrangement Act* in Canada while Mr. Pardo was a director during 2000 and 2003. The first financial reorganization of Philip was completed on April 7, 2000 and the second reorganization on December 31, 2003. Mr. Pardo ceased to be a director of the restructured company on December 31, 2003. Following the acquisition of Anadime, a non-material, wholly-owned and insolvent subsidiary, Anadime Energy Services, Inc., a California corporation, was placed into bankruptcy in January 2002 under Chapter 7 of United States bankruptcy laws. At the time of this filing, Messrs. Cadotte, Sifton and Dugandzic (senior officers of Newalta Corporation) were officers and directors of this company. Mr. Pinder was a director of Kicking Horse Resources Ltd. (now Launch Resources Inc. by name change) from August 2003 to December 2003, a corporation which was subject to a cease trade order from July 2002 to October 2003 for failure to file financial statements within the time set out in the relevant securities legislation.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary Compensation

Under applicable securities legislation, Newalta Fund is required to disclose certain financial and other information relating to the compensation of certain of its executive officers. Newalta Fund, however, does not carry on an active business; its primary business is to hold the securities of Newalta Corporation. The executive officers of Newalta Fund and Newalta Corporation are the same individuals. Newalta Fund does not pay compensation to its executive officers for acting in such capacities; however, the executive officers of Newalta Corporation are compensated for acting in such capacities, which involves the management of the business of Newalta Corporation.

The following table sets forth the compensation for the Chief Executive Officer and Chief Financial Officer of Newalta Corporation in 2004, and for the three other highest paid executive officers serving at December 31, 2004 whose total salary and bonus earned in 2004 exceeded $150,000. Compensation is shown, where applicable, for services rendered during the financial years ended December 31, 2004, 2003 and 2002. The five executive officers are referred to collectively as the "Named Executive Officers".

		Annual Compensation			Long-Term Compensation Awards		
Name and Principal Position	**Year**	**Salary ($)**	**Bonus[1] ($)**	**Other Annual Compensation[2] ($)**	**Securities Under Rights/Options Granted[3] (#)**	**Units or Shares Subject to Resale Restrictions ($)**	**All Other Compensation[4] ($)**
Alan P. Cadotte	2004	323,500	423,350	--	60,000	N/A	27,691
President and	2003	281,000	344,400	--	312,500	N/A	24,122
Chief Executive Officer	2002	262,500	147,900	--	50,000	N/A	22,634
Ronald L. Sifton	2004	206,500	220,500	--	20,000	N/A	17,607
Senior Vice President,	2003	185,000	150,400	--	157,500	N/A	15,798
Finance and	2002	176,000	65,300	--	25,000	N/A	15,168
Chief Financial Officer							
J. Craig Wilkie	2004	176,250	142,700	--	15,000	N/A	15,187
Vice President,	2003	168,000	136,400	--	141,500	N/A	4,395
Business Development	2002	160,500	59,200	--	25,000	N/A	993
Alan P. Swanson	2004	175,500	142,700	--	15,000	N/A	15,127
Vice President,	2003	165,500	135,200	--	136,000	N/A	14,223
Industrial	2002	156,500	58,100	--	25,000	N/A	13,477
Peter A. Dugandzic	2004	175,500	142,700	--	20,000	N/A	15,127
Vice President,	2003	163,500	135,200	--	125,000	N/A	14,057
Oilfield	2002	147,500	55,200	--	25,000	N/A	12,685

Notes:

(1) The dollar amount of the bonus paid to each Named Executive Officer for the financial year ended December 31, 2002 is comprised of (i) the bonus paid to each Named Executive Officer in 2002 and (ii) the bonus approved by the board of directors of Newalta in 2003 for services rendered by each Named Executive Officer in 2002.

(2) Where no amount is stated in this column, the Named Executive Officer did not receive perquisites and other personal benefits that exceeded the lesser of $50,000 and 10% of total annual salary and bonus. Where any individual personal benefit or perquisite exceeds 25% of the total amount of perquisites and personal benefits received by the executive officer, that item and the amount relating thereto will be identified.

(3) The number set forth in this column for the financial year ended December 31, 2002 represents options to acquire common shares of Newalta Corporation and adjusted for the two-for-one stock consolidation that was effective March 1, 2003 pursuant to the Plan of Arrangement. See "Newalta Income Fund and Newalta Corporation". The number set forth in this column for the financial years ended December 31, 2003 and 2004 represents rights to acquire Trust Units granted pursuant to the Trust Unit Rights Incentive Plan.

(4) The amount disclosed represents premiums paid for term life insurance, together with the amounts contributed by Newalta Corporation under the Employee Savings Plan. See "Compensation of Executive Officers and Directors – Employee Savings Plan".

Other than rights to acquire Trust Units granted pursuant to the Trust Unit Rights Incentive Plan, neither Newalta Fund nor Newalta Corporation has any other long-term incentive, benefit or actuarial plans in place. Neither Newalta Fund nor Newalta Corporation currently has a stock appreciation rights plan.

Rights to Purchase Trust Units

Trust Unit Right Grants during 2004

The following table sets forth information concerning rights to acquire Trust Units granted to the Named Executive Officers during the financial year ended December 31, 2004.

Name	Securities Under Rights Granted (#)	% of Total Rights Granted to Employees in 2004	Exercise or Base Price[(1)] ($/Security)	Market Value of Securities Underlying Rights on the Date of Grant ($/Security)	Expiration Date[(2)]
Alan P. Cadotte	60,000	17.3	17.95	17.95	June 1, 2011
Ronald L. Sifton	20,000	5.8	17.95	17.95	June 1, 2011
J. Craig Wilkie	15,000	4.3	17.95	17.95	June 1, 2011
Alan P. Swanson	15,000	4.3	17.95	17.95	June 1, 2011
Peter A. Dugandzic	20,000	5.8	17.95	17.95	June 1, 2011

Notes:

(1) In the event that the aggregate amount of cash distributions of Newalta Fund paid to holders of Trust Units in a calendar year is greater than 10% of the exercise price, then the exercise price of each such right to acquire a Trust Unit shall, at the election of the holder thereof on the date of exercise of such right, be reduced by an amount equal to the amount by which the aggregate cash distributions for each calendar year preceding the date of exercise of such right, calculated on a per Trust Unit basis, exceeds 10% of the exercise price per right. No Named Executive Officer has elected to receive this downward adjustment in the exercise price of a right to acquire a Trust Unit.

(2) Unless otherwise determined by the Trustees, a right to acquire Trust Units granted under the Trust Unit Rights Incentive Plan is for a term of seven years and may be exercised on a cumulative basis, vesting as to 20 percent per year. See "Compensation of Executive Officers and Directors – Trust Unit Rights Incentive Plan".

Aggregated Trust Unit Right Exercises During 2004 and December 31, 2004 Trust Unit Right Values

The following table sets forth information concerning rights exercised by the Named Executive Officers during the financial year ended December 31, 2004 and the numbers and accrued values of unexercised rights as at December 31, 2004.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized[1] ($)	Unexercised Rights at December 31, 2004 (#)		Value of Unexercised in-the-Money Rights at December 31, 2004[2] ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Alan P. Cadotte	62,500	552,325	Nil	310,000	Nil	3,535,300
Ronald L. Sifton	25,500	225,675	6,000	146,000	79,620	1,737,580
J. Craig Wilkie	23,300	206,205	5,000	128,200	66,350	1,547,660
Alan P. Swanson	22,200	196,470	5,000	123,800	66,350	1,490,240
Peter A. Dugandzic	25,000	226,640	Nil	120,000	Nil	1,399,160

Notes:

(1) The aggregate value realized is equal to the number of securities acquired on exercise multiplied by the difference between the market value of the Trust Units on the date of exercise and the exercise price of the rights.

(2) The value of the unexercised in-the-money rights has been determined by subtracting the exercise price of the rights from the closing price of the Trust Units on December 31, 2004 of $22.35, as reported by the Toronto Stock Exchange, and multiplying by the number of Trust Units that may be acquired upon the exercise of the rights.

(3) Pursuant to the terms of the Plan of Arrangement, on March 1, 2003, each option to acquire a common share in the capital of Newalta Corporation outstanding and not exercised prior to March 1, 2003 having an exercise price per share below $4.65 ($9.30 after adjusting for the two-for-one stock consolidation pursuant to the Plan of Arrangement), was cancelled in exchange for a right to purchase Trust Units (the "Exchange Right"), at a price of $0.01 per unit, equal to (i) the difference between $4.65 and the exercise price of such option, multiplied by the number of common shares to which such option relates divided by (ii) $9.30. Each Exchange Right is exercisable at any time during the period from the date on which the option to which the Trust Unit relates would have vested had it not been cancelled pursuant to the Plan of Arrangement and ending on the date the option would have expired had it not been cancelled pursuant to the Plan of Arrangement. The following table sets forth information concerning Exchange Rights exercised by the Named Executive Officers during the financial year ended December 31, 2004 and the numbers and accrued values of unexercised Exchange Rights as at December 31, 2004:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized[a] ($)	Unexercised Exchange Rights at December 31, 2004 (#)		Value of Unexercised in-the-Money Exchange Rights at December 31, 2004[b] ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Alan P. Cadotte	8,774	159,160	Nil	10,496	Nil	234,481
Ronald L. Sifton	5,366	94,989	Nil	4,990	Nil	111,477
J. Craig Wilkie	4,609	81,257	Nil	4,233	Nil	94,565
Alan P. Swanson	4,230	74,382	Nil	3,855	Nil	86,121
Peter A. Dugandzic	2,881	50,381	Nil	2,754	Nil	61,524

Notes:

(a) The aggregate value realized is equal to the number of securities acquired on exercise multiplied by the difference between the market value of the Trust Units on the date of exercise and the exercise price of the Exchange Rights.

(b) The value of the unexercised in-the-money rights has been determined by subtracting the exercise price of the Exchange Rights from the closing price of the Trust Units on December 31, 2004 of $22.35, as reported by the Toronto Stock Exchange, and multiplying by the number of Trust Units that may be acquired upon the exercise of the Exchange Rights.

Unit Ownership Guidelines for Executive Officers

On March 17, 2004, the Board of Directors established trust unit ownership guidelines for the executive officers of Newalta Corporation. The guideline level of ownership (excluding Exchange Rights and rights to acquire Trust Units pursuant to the Trust Unit Rights Incentive Plan) is Trust Units with a market value equal to at least three times base salary for the Chief Executive Officer and one and one-half times base salary for the Vice Presidents. The guideline becomes applicable on the later of March 17, 2009 and five years after first being appointed as a senior officer of Newalta Corporation. All of the executive officers are in compliance with the unit ownership guidelines, other than two recently appointed officers who have until July 2009 and March 2010, respectively, to be in compliance with the guidelines.

Trust Unit Rights Incentive Plan

Newalta Fund has established a Trust Unit Rights Incentive Plan. The purpose of the Trust Unit Rights Incentive Plan is:

- to develop the interest of the directors, officers, employees and consultants of Newalta Corporation in the growth and development of Newalta Corporation by providing such persons with the opportunity to acquire a proprietary interest in Newalta Fund;

- to provide a compensation mechanism for persons who provide a service to Newalta Corporation on an ongoing basis, or who have provided, or are expected to provide, a service of value to Newalta Corporation; and

- to align the interests of the directors, officers, employees and consultants of Newalta Corporation with those of Unitholders by devising a compensation mechanism which encourages the prudent maximization of distributions to Unitholders and long-term growth.

Rights to purchase Trust Units under the Trust Unit Rights Incentive Plan may be granted to the trustees, directors, officers, employees and consultants of Newalta Fund, Newalta Corporation or any affiliate (as that term is described in the *Securities Act* (Alberta)) of Newalta Fund. The Board of Trustees may designate which of the trustees, directors, officers, employees and consultants are to be granted rights pursuant to the Trust Unit Rights Incentive Plan.

The Trust Unit Rights Incentive Plan was approved by securityholders of Newalta Corporation on February 24, 2003 and a total of 2,181,032 Trust Units were reserved for issuance thereunder. As of March 29, 2005, a total of 471,800 Trust Units have been issued pursuant to the Trust Unit Rights Incentive Plan (representing approximately 1.7% of the outstanding Trust Units) and 1,709,232 Trust Units remain issuable thereunder (representing approximately 6.2% of the outstanding Trust Units). As of March 29, 2005, rights to acquire 1,216,200 Trust Units were outstanding (representing approximately 4.4% of the outstanding Trust Units) pursuant to the Trust Unit Rights Incentive Plan. Subject to the approval of the Toronto Stock Exchange, the number of Trust Units reserved for issuance pursuant to the Trust Unit Rights Incentive Plan shall not exceed 10% of the total number of Trust Units outstanding, calculated on a non-diluted basis. The aggregate number of Trust Units reserved for issuance to any one person under the Trust Unit Rights Incentive Plan, or any other unit compensation arrangement of Newalta Fund, shall not at any time exceed 5% of the total number of Trust Units then outstanding, calculated on a non-diluted basis. In addition, the aggregate number of Trust Units reserved for issuance under the Trust Unit Rights Incentive Plan to the non-employee directors (as a group), shall not exceed 1% of the total number of Trust Units outstanding immediately prior to such issuance.

Subject to adjustments set out in the Trust Unit Rights Incentive Plan, no rights to acquire Trust Units shall be granted with an exercise price that is a discount to the closing market price of the Trust Units on the trading day immediately preceding the date on which such rights are granted. Subject to the foregoing and to regulatory requirements, the price payable upon the exercise of any right granted pursuant to the Trust Unit Rights Incentive Plan is fixed by the Board of Trustees at the time of grant.

Currently, unless otherwise determined by the Board of Trustees and subject to a maximum term of ten years, rights granted under the Trust Unit Rights Incentive Plan may be exercised for a term of seven years from the date such rights were granted. Unless otherwise determined by the Board of Trustees, rights to acquire Trust Units may be exercised on a cumulative basis, vesting as to 20 percent per year.

In the event a holder of rights who is a trustee, director, officer, employee or consultant of Newalta Fund, Newalta Corporation or an affiliate of Newalta Fund ceases to hold such position by reason of death or long-term disability, all outstanding unvested rights will immediately terminate other than those rights that would vest within one year of such termination date (which rights shall immediately vest). In the event of an occurrence other than death or long-term disability, all outstanding unvested rights will, unless otherwise provided, immediately terminate, and any outstanding vested rights must be exercised at the earlier of 30 days of such termination date or the expiry date for such vested rights. Rights are not assignable.

The Board of Trustees may add to, delete from, alter or otherwise amend the provisions of the Trust Unit Rights Incentive Plan or any rights granted thereunder or terminate the Trust Unit Rights Incentive Plan. Notwithstanding the foregoing, no amendment may change the determination of the exercise price of the rights, increase the maximum number of Trust Units reserved for issuance pursuant to the Trust Unit Rights Incentive Plan or, without the consent of the holder, adversely impair, alter or amend any right previously granted.

Neither Newalta Fund nor Newalta Corporation has provided any financial assistance to participants in the exercise of any rights to acquire Trust Units.

Employee Savings Plan

Newalta Corporation has established an Employee Savings Plan (the "Savings Plan") consisting of a Group Registered Retirement Savings Plan (the "Group RRSP") and an Employee Profit Sharing Plan (the "EPS Plan"). Only permanent employees of Newalta Corporation are eligible to participate in the Savings Plan. Participants in the Savings Plan may elect to contribute up to eight percent of their basic salary each month, through payroll deduction.

During each month, Newalta Corporation makes a contribution to the EPS Plan equal to the participant's contribution. Newalta Corporation's contribution is made in cash, and is used by a trustee to purchase Trust Units of Newalta Fund in the open market. Newalta Corporation's contributions are made only from profits and will remain as Trust Units until withdrawn. Contributions made by Newalta Corporation to the EPS Plan vest in favour of the participants immediately.

During 2004, approximately 85,593 Trust Units were purchased from Newalta Corporation's contribution and approximately 85 percent of eligible employees were participating in the Savings Plan as at December 31, 2004. As at December 31, 2004, a total of 812,610 Trust Units were owned by employees under the Savings Plan.

Executive Employment Contracts and Change in Control Arrangements

Alan P. Cadotte has an executive employment agreement with Newalta Fund and Newalta Corporation (the "Cadotte Executive Agreement"). Pursuant to the Cadotte Executive Agreement, if at anytime during the term of the Cadotte Executive Agreement: (i) there is a change of control as defined in the Cadotte Executive Agreement; (ii) Newalta Corporation requires Mr. Cadotte to relocate to any city or community other than the City of Calgary; (iii) Newalta Fund or Newalta Corporation fails to continue to provide benefits to which Mr. Cadotte has been entitled; or (iv) Newalta Corporation significantly alters the terms of Mr. Cadotte's employment then, in any such case Mr. Cadotte, at his option, shall be entitled within nine months, to elect to end his employment with Newalta Corporation. In such circumstances, all unvested rights to acquire Trust Units granted to Mr. Cadotte shall immediately vest and be available for exercise and Newalta Corporation shall pay a lump sum equal to (i) 28 months salary and benefits (calculated as 15% of salary), with the number of months to increase by one for each subsequent full year of employment to a maximum of 30 months and (ii) the simple average of the annual performance bonus, if any, earned by Mr. Cadotte during the two completed fiscal years immediately preceding the year of termination divided by 12 and then multiplied by 28 (with the number to increase by one for each subsequent full year of employment to a maximum of 30). In addition, Mr. Cadotte shall have 20 days from the effective date of termination to exercise the rights to acquire Trust Units or compel Newalta Fund to purchase all of the rights for a specified price (being the difference, if any, between the weighted average price of the Trust Units for 10 consecutive trading days and the relevant exercise price of the rights).

Ronald L. Sifton has an executive employment agreement with Newalta Fund and Newalta Corporation (the "Sifton Executive Agreement"). Pursuant to the Sifton Executive Agreement, if at anytime during the term of the Sifton Executive Agreement: (i) there is a change of control as defined in the Sifton Executive Agreement; (ii) Newalta Corporation requires Mr. Sifton to relocate to any city or community other than the City of Calgary; (iii) Newalta Fund or Newalta Corporation fails to continue to provide benefits to which Mr. Sifton has been entitled; or (iv) Newalta Corporation significantly alters the terms of Mr. Sifton's employment then, in any such case Mr. Sifton, at his option, shall be entitled within 90 days, to elect to end his employment with Newalta Corporation. In such circumstances, all unvested rights to acquire Trust Units granted to Mr. Sifton shall immediately vest and be available for exercise and Newalta Corporation shall pay a lump sum equal to (i) 21 months salary and benefits (calculated as 15% of salary), with the number of months to increase by one for each subsequent full year of employment to a maximum of 24 months and (ii) the simple average of the annual performance bonus, if any, earned by Mr. Sifton during the two completed fiscal years immediately preceding the year of termination divided by 12 and then multiplied by 21 (with the number to increase by one for each subsequent full year of employment to a maximum of 24).

Composition of the Compensation Committee

The Compensation Committee of Newalta Corporation (the "Compensation Committee") reports to the board of directors (the "Board of Directors") of Newalta Corporation and, from time to time, to the Board of Trustees. The members of the Compensation Committee during the fiscal year ended December 31, 2004 were Messrs. Stewart, Pinder and Riddell (with Mr. Riddell being replaced by Mr. Pridham on December 9, 2004), with Mr. Stewart as the Chair. All members of the Compensation Committee are independent and unrelated directors/trustees. The Compensation Committee meets to review compensation matters as required with usually a minimum of two meetings per year.

Report on Executive Compensation

The Compensation Committee has the responsibility of maintaining awareness of competitive compensation practices and of reviewing, on at least an annual basis, the compensation packages for the executive officers of Newalta Corporation, directors, and trustees, as well as the general benefits to be received by employees of Newalta Corporation. The Compensation Committee generally assumes responsibility for assisting the Board of Directors in respect of compensation policies for Newalta Corporation, reviewing and recommending compensation strategies and proposals relating to compensation for officers, directors and employees and assessing the performance of the officers of Newalta Corporation in fulfilling their responsibilities and meeting business objectives.

In conducting their reviews, the Compensation Committee has regard to current compensation levels with published industry surveys, independent reports and other publicly available data. The Compensation Committee also periodically retains independent compensation consultants to assist the Compensation Committee in fulfilling its responsibilities, with a view to ensuring that the compensation arrangements are supportive of Newalta Corporation meeting its business objectives. The compensation arrangements are then reviewed by the Compensation Committee having regard to the above mentioned comparative data as well as having regard to the internal and external data provided by the consultants (if any) for purposes of establishing the level of the individual executive positions in Newalta Corporation.

Philosophy

The Compensation Committee believes it is in the best interests of the Unitholders for Newalta Corporation to attract, maintain, and motivate top quality management personnel by providing a competitive compensation package that maintains an appropriate relationship between executive pay and the creation of Unitholder value. The philosophy of the Compensation Committee is to integrate: (i) annual base compensation targeted at or below the median of selective comparable companies (the "Peer Group"); (ii) annual cash bonuses related to financial performance objectives which provides the opportunity for above average total cash compensation; and (iii) long-term incentive compensation through the granting of rights to acquire Trust Units which are comparable to the mean of the Peer Group to ensure that management has a continuing stake in the long-term success of Newalta Corporation and return of value to Unitholders. The executive compensation packages are intended to maintain an appropriate balance between risk and reward keyed to the performance of Newalta Corporation. The elements of the Compensation Committee's integrated compensation philosophy for fiscal year 2004 are summarized as follows:

Base Salary

The Compensation Committee recognizes that Newalta Corporation must maintain base compensation levels commensurate with the Peer Group, but believes that performance based pay elements should be an important element in the compensation packages for its executive officers. Therefore, the Compensation Committee targets the base compensation levels at or below the median of the Peer Group. In setting base compensation levels, consideration is given to such factors as level of responsibility, experience and expertise. Subjective factors such as leadership, commitment, attitude and motivational effect are also considered. Certain benefits and perquisites are also provided based on their cost effectiveness and their value in assisting the senior officers to carry out their duties effectively.

Annual Bonus

The compensation package for the executive officers includes the awarding of annual cash bonuses based on the attainment of performance targets approved by the Board of Directors in respect of selected performance criteria for the relevant fiscal year. Performance targets are approved by the Board of Directors having regard to such matters as the Board of Directors considers appropriate, including the prior year's performance as reflected in the audited financial statements and annual operating and capital budgets. The Board of Directors has approved an executive incentive bonus program (the "Bonus Program"). The Bonus Program consists of the awarding to participants of an annual bonus (if any) equal to an amount calculated by reference to a percentage of a participant's annual salary (calculated as at the end of the relevant fiscal year) received during the prior fiscal year having regard to the achievement of performance targets for the selected performance criteria (the "Annual Bonus Award"). The bonus levels are set to provide the opportunity for total cash compensation at or in the upper quartile of the Peer Group.

The selected corporate performance criterion for purposes of the fiscal year 2004 Annual Bonus Award was distributable cash per unit.

At the conclusion of each fiscal year, the achievement of performance targets for the selected performance criteria is calculated. For fiscal year 2004, if the percentage level of achievement of the target threshold was equal to or less than 85%, then the participants were not entitled to payment pursuant to the Annual Bonus Award. If the percentage level of achievement of the target threshold was greater than 85% (maximum achievement of 125%), then the participant was entitled to receive 2.5% of their eligible salary for each percentage point of achievement to a maximum of 100%. For the fiscal year ended December 31, 2004, the Board of Directors set the percentage of the participants' annual salary at 120% for the Chief Executive Officer and between 40% and 100% for each Vice President, depending on the specific officer position. For fiscal year 2004, 98% of the maximum level of achievement was attained.

Compensation of the Chief Executive Officer

For the fiscal year ended December 31, 2004, the Chief Executive Officer's annual salary, was $323,500. In addition, Mr. Cadotte received $423,350 under the Annual Bonus Award. The Compensation Committee annually assesses the performance of the Chief Executive Officer. In determining Mr. Cadotte's annual salary, the Compensation Committee considered the relative salary level of Mr. Cadotte as compared with the salary levels for chief executive officers of the Peer Group, Mr. Cadotte's management experience, and demonstrated competence in managing Newalta Corporation.

Presented by the Compensation Committee

The foregoing report on Executive Compensation is submitted by the Compensation Committee on behalf of the Board of Directors.

Barry D. Stewart, Chair
R. H. (Dick) Pinder, Member
Gordon E. Pridham, Member

Trust Unit Performance Graph

The following graph and table compare the yearly percentage change (converted into a fixed investment) in the cumulative Unitholder return on the Trust Units of Newalta Fund (assuming a $100 investment was made on December 31, 1999) with the cumulative total return of the S&P/TSX Composite Index for the period which commenced on December 31, 1999 and ended on December 31, 2004, assuming reinvestment of dividends and distributions.


Newalta Income Fund
S&P/TSX Composite Index
$400
$350
$300
$250
$200
$150
$100
$50
$-
1999
2000
2001
2002
2003
2004

	Cumulative Total Return					
	1999	2000	2001	2002	2003	2004
Newalta Income Fund[(1)]	100	70	97	109	238	353
S&P/TSX Composite Index	100	106	91	79	98	110

Note:

(1) Upon completion of the Plan of Arrangement, Newalta Corporation ceased trading common shares and Newalta Fund began trading Trust Units. Therefore, in respect of periods prior to March 6, 2003, information is shown in respect of share performance for Newalta Corporation. In respect of the period subsequent to March 6, 2003, information is shown in respect of Trust Unit performance for Newalta Fund.

Compensation of Directors

At the fiscal year ended December 31, 2004, the compensation policy provides that each director of Newalta Corporation (other than full time employees of Newalta Corporation) is to receive an annual retainer fee of $17,500, together with a per meeting fee of $1,200. The Chair of the Board of Directors is to receive an additional annual fee of $17,500 and the Chair of each committee is to receive an additional annual fee of $5,000, together with a per meeting fee equal to one and one-half times the regular per meeting fee. The compensation policy contemplates a travel fee equal to the meeting fee for each out-of-town trip to attend meetings, as well as the reimbursement of reasonable expenses. For the fiscal year ended December 31, 2004, the aggregate compensation paid or payable to directors of Newalta Corporation was $229,433. Newalta Fund did not pay any fees to the Trustees for the fiscal year ended December 31, 2004. In addition, directors (other than full time employees of Newalta Corporation) were entitled to receive rights to purchase Trust Units under the Trust Unit Rights Incentive Plan of Newalta Fund. During the fiscal year ended December 31, 2004, 27,500 rights to acquire Trust Units (representing approximately 7.9% of total rights granted by Newalta Fund in 2004) at $17.95 per right were granted.

Unit Ownership Guidelines for Directors

On March 17, 2004, the Board of Directors established trust unit ownership guidelines for non-employee directors. The guideline level of ownership (excluding Exchange Rights and rights to acquire Trust Units pursuant to the Trust Unit Rights Incentive Plan) is Trust Units with a market value equal to at least five times the annual retainer. The guideline becomes applicable on the later of March 17, 2009 and five years after first being appointed or elected to the Board. All of the directors are in compliance with the unit ownership guidelines, other than Mr. MacDonald who has until December 2008 to be in compliance with the guidelines.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Under the Trust Unit Rights Incentive Plan, the Board of Trustees may from time to time designate directors, officers, employees and consultants of Newalta Corporation to whom rights to purchase Trust Units may be granted and the number of rights to be granted to each participant. The following table sets forth details with respect to the Trust Unit Rights Incentive Plan and Exchange Rights as at December 31, 2004.

Plan Category	Number of Trust Units to be Issued Upon Exercise of Outstanding Rights	Weighted-Average Exercise Price of Outstanding Rights	Number of Trust Units Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by securityholders			
Trust Unit Rights Incentive Plan	1,284,000	$11.48	533,032
Exchange Rights	35,487	$0.01	Nil
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	1,319,487	$11.17	533,032

INDEBTEDNESS OF TRUSTEES AND EXECUTIVE OFFICERS

No executive officer, trustee, director, employee, former executive officer, former trustee, former director or former employee is, or has been, indebted to Newalta Fund or its affiliates.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as discussed herein, there are no material interests, direct or indirect, of trustees, directors, executive officers, any Unitholder who beneficially owns, directly or indirectly, more than 10% of the outstanding Trust Units or any known associate or affiliate of such persons, in any transaction within the last three years or in any proposed transaction which has materially affected or would materially affect Newalta Fund or Newalta Corporation.

CORPORATE GOVERNANCE

The Toronto Stock Exchange Committee on Corporate Governance in Canada issued guidelines intended to provide for effective corporate governance. The guidelines address a variety of matters, including the constitution and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. The Toronto Stock Exchange has adopted as a listing requirement the disclosure by each listed issuer of its approach to corporate governance with reference to the guidelines. More information regarding Newalta Fund's and Newalta Corporation's approach to corporate governance in the context of the 14 specific guidelines is set out in Appendix "A" to this Information Circular. In this section and Appendix "A", the reference to the Board includes the Board of Trustees and the Board of Directors, unless the context otherwise requires.

Board Mandate

The Board acknowledges its responsibility for the stewardship of Newalta Fund. Limits on authority and responsibilities have been adopted with a view to ensuring that management activities and decisions have the full support of the Board. The position description for the Board provides for Board approval of annual operating and capital budgets, material acquisitions and dispositions, selection of principal advisors to Newalta Fund and Newalta Corporation, major financing transactions, including the issuance of Trust Units, debt or other securities, appointment of officers and related compensation (upon recommendation of the Compensation Committee), benefit plans, trust unit rights incentive plan and the granting of rights to acquire Trust Units, together with any material contract or arrangement as to warrant Board consideration.

Board Structure and Composition

The Board of Trustees and the Board of Directors are comprised of the same members. The Board is comprised of nine members. Messrs. MacDonald, Pardo, Pinder, Pridham, Riddell and Stewart are independent and unrelated trustees. The three related trustees are Messrs. Cadotte and Sifton who are the

Chief Executive Officer and Chief Financial Officer respectively, and Mr. Milligan, a partner of Bennett Jones LLP, legal counsel to Newalta Fund and Newalta Corporation. Mr. Riddell is the non-executive Chair of the Board. Currently two-thirds of the members of the Board are independent and unrelated. The Board has considered its composition and size, together with the experience and background of the current members of the Board. Presently, the Board of Trustees has concluded that, the current composition and number of trustees is appropriate for the size and complexity of Newalta Fund and facilitates effective decision-making. It is expected that the matter of the current composition and size of the Board of Trustees will be reviewed over the course of the coming year. Furthermore, the Board is of the view that Mr. Milligan, as counsel to Newalta Fund and Newalta Corporation, is well positioned to be an effective and independent voice.

Board Independence

As noted above, Mr. Riddell is the non-executive Chair of the Board. The Corporate Governance and Nominating Committee, together with the Chair of the Board, has the responsibility for ensuring that the Board functions independently of management and administers the relationship of the Board with management. Specifically, the Chair of the Board in consultation with the Corporate Governance and Nominating Committee, consults with the Chief Executive Officer on the selection of committee members and chairs of committees, board meeting agendas and the format and nature of information provided to the Board. The Corporate Governance and Nominating Committee is responsible for making recommendations to the Board with respect to nominees to the Board.

Performance Assessment

Each year, all members of the Board complete a detailed self-assessment questionnaire. The Corporate Governance and Nominating Committee approves the content of the questionnaire and reviews the results. In addition, assessments of the Board, each committee and individual directors are conducted each year. The committee's findings and recommendations and a summary of the survey results are provided to the Board.

Orientation and Education Program

New director orientation packages include all key legal requirements, by-laws, their duties and responsibilities, key Newalta Fund, Newalta Corporation and Board policies and procedures, mandates of the Board and each committee, organizational charts and copies of the public disclosure documents of Newalta Fund. Newalta Corporation conducts information sessions for all directors and arranges for designated site visits to afford an opportunity to observe operations and meet field operating personnel.

Meetings of the Board

The Board endeavors to meet at least four times annually. Meetings of the Board of Trustees usually occur immediately following meetings of the Board of Directors. In addition, the Board may hold unscheduled additional meetings from time-to-time as business needs require. The Board of Trustees and Board of Directors each had five meetings in Newalta Fund's last financial year. In addition to the foregoing, the Board holds a portion of each meeting without the presence of management representatives.

Expectations of Management

The Board monitors and assesses management through regular contact at board meetings and informal discussions. The Board reviews management's recommendations on significant issues. Management brings significant tactical and strategic issues to the Board's attention for discussion, direction and, where appropriate, approval. The Board approves the annual business objectives and key results for which the Chief Executive Officer is responsible.

Unitholder Communication

The Board has delegated responsibility for communications with Unitholders and the investment community to the senior management with a view to ensuring effective communication of all relevant aspects of Newalta Fund's activities. Unitholder communication is handled principally by the Chief Executive Officer and Chief Financial Officer of Newalta Corporation.

Committees and Composition

Currently, the Board has established four committees (the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Environment, Health and Safety Committee), with each committee consisting of a minimum of three individuals. It is a requirement of the Audit Committee that all members be independent trustees and a requirement of all other committees that all members be outside directors and that a majority of such members be unrelated (non-management) to Newalta Fund and Newalta Corporation. The Board designates one member of each committee as its Chair. Each member of the Audit Committee is required to have the ability to read and understand a set of financial statements that present the breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the financial statements of Newalta Fund. The Board gives consideration to the periodic rotation of membership of each committee and, from time to time as the Board sees fit, the chair of the committees.

The Compensation Committee, the Corporate Governance and Nominating Committee and the Environment, Health and Safety Committee report to the Board and are comprised of directors of Newalta Corporation. The Audit Committee is a committee of the Board of Trustees and is comprised of trustees.

The committees, their current members and the number of times they met during the past financial year are set forth below.

Committee	Members	Number of Meetings
Audit Committee(1)	R.H. Pinder (Chair) Robert M. Macdonald Felix Pardo	6
Compensation Committee(2)	Barry D. Stewart (Chair) R.H. Pinder Gordon E. Pridham	3
Corporate Governance and Nominating Committee(3)	R. Vance Milligan (Chair) Gordon E. Pridham Robert M. MacDonald	4
Environment, Health and Safety Committee	Felix Pardo (Chair) R. Vance Milligan Barry D. Stewart	2(4)

Notes:

(1) Mr. MacDonald was appointed to the Audit Committee on June 1, 2004 in replacement of Mr. Milligan.

(2) Mr. Pridham was appointed to the Compensation Committee on December 9, 2004 in replacement of Mr. Riddell.

(3) Messrs. Pridham and MacDonald were appointed to the Corporate Governance and Nominating Committee on June 1, 2004 in replacement of Messrs. Riddell and Pardo.

(4) The Environment, Health and Safety Committee was constituted on June 1, 2004 and held its first meeting on September 22, 2004. Prior to this date, matters relating to the environment, health and safety were considered by the Board as a whole.

Committee Meetings and Attendance

Regular meetings of the committees are held throughout the year as required, and the Audit Committee meets at least four times per year in conjunction with the review and approval of annual and interim financial statements, management discussion and analysis and reports to Unitholders.

The following table reflects the attendance of each of the trustees/directors for the year ended December 31, 2004 for meetings of the Board of Directors and committees of the Board of which they were a member (excluding site visits at facilities operated by Newalta Corporation).

	Number of Meetings Attended	
Director	**Board**	**Committee**
Alan P. Cadotte	5/5	15/15(1)
Robert M. MacDonald	5/5	7/7
R. Vance Milligan	5/5	11/11(2)
Felix Pardo	5/5	11/11
R. H. (Dick) Pinder	5/5	9/9
Gordon E. Pridham(3)	4/4	1/1
Clayton H. Riddell	5/5	9/11
Ronald L. Sifton	5/5	6/6(4)
Barry D. Stewart	5/5	5/5

Notes:

(1) Mr. Cadotte is not a member of any Board committees. At the request of the various committees, Mr. Cadotte attended all of the meetings of each committee. A portion of each meeting was conducted without the presence of Mr. Cadotte.

(2) Mr. Milligan attended two meetings of the Audit Committee at the request of the Chair of the Audit Committee.

(3) Mr. Pridham was appointed to the Board on June 1, 2004.

(4) Mr. Sifton is not a member of any Board committees. At the request of the Audit Committee, Mr. Sifton attended all of the meetings of the Audit Committee. A portion of each meeting was conducted without the presence of Mr. Sifton.

A summary of the mandates, including activities and responsibilities, of each of the committees is set out below.

Compensation Committee

The Compensation Committee shall generally assume responsibility for assisting the Board of Directors in respect of compensation policies for Newalta Corporation, reviewing and recommending compensation strategies and proposals relating to compensation for officers, directors and employees and assessing the performance of the officers of Newalta Corporation in fulfilling their responsibilities and meeting corporate objectives. In discharging its responsibilities, the Compensation Committee reports and, where appropriate, makes recommendations to the Board in respect of the matters identified in its mandate. The Compensation Committee has authority and responsibility for:

- establishing and recommending remuneration strategies and benefit plan strategies for Newalta Corporation, with particular emphasis on the officers and directors of Newalta Corporation and key consultants to Newalta Corporation;
- assessing the performance of the Chief Executive Officer and, through the Chief Executive Officer, that of the other officers of Newalta Corporation;
- reviewing and assisting, where appropriate, in management succession planning and professional development planning for the officers of Newalta Corporation;
- establishing and recommending the compensation levels of the Chief Executive Officer and the other officers of Newalta Corporation;
- establishing policy and recommending compensation for directors;
- reviewing the overall parameters of the trust unit rights incentive plan and recommending trust unit rights allocations for officers, directors and other employees of Newalta Corporation;
- periodically reviewing Newalta Corporation's benefit plans to ensure the appropriateness thereof; and
- preparing and reviewing, as may be required, public or regulatory disclosure respecting compensation and the basis on which performance is measured.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee shall generally assume responsibility for developing the approach of Newalta Corporation together with Newalta Fund to matters of corporate governance and, from time to time, shall review and make recommendations to the Board of Directors of Newalta Corporation, as well as trustees of Newalta Fund when appropriate as to such matters. The Corporate Governance and Nominating Committee makes such rules and regulations as are necessary to carry out its responsibilities which includes the following:

- annually reviewing the mandates of the board of directors and its committees, together with the mandates of the trustees of Newalta Fund and its committees, unless otherwise reviewed by such committees and, when appropriate, recommending such amendments to those mandates as the Corporate Governance and Nominating Committee believes are necessary or desirable;
- considering and, if thought fit, approving requests from directors or committees of directors for the engagement of special advisors from time to time, unless such engagements are made directly by the relevant committees;
- preparing and recommending to the board or trustees annually a "Statement of Corporate Governance Practices" to be included in the annual report or information circular;
- reviewing on a periodic basis the composition of the board and trustees and ensuring that an appropriate number of independent directors sit on the board of directors or the trustees, as the case may be, analyzing the needs of the board or trustees and recommending nominees who meet such needs; and
- regularly assessing the effectiveness of the board and trustees as a whole, the committees of the board and trustees and the contribution of individual directors and trustees, including considering the appropriate size of the board and trustees.

In discharging the responsibilities noted above, the Corporate Governance and Nominating Committee shall consider the matters identified above as being applicable to the trustees of Newalta Fund and, where appropriate, its committees.

Audit Committee

In addition to any other duties assigned to the Audit Committee by the Board, the role of the Audit Committee includes meeting with the independent auditor and the senior financial management of Newalta Fund to review all financial statements of the which require approval by the Board of Trustees, including annual financial statements and management's annual discussion and analysis. The Audit Committee is charged with, among others, the following specific responsibilities:

- overseeing the work of the external auditor engaged for purposes of preparing or issuing an audit report or performing other services for Newalta Fund and Newalta Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting;
- discussing with the independent auditor the scope of the audit, in particular the independent auditors view of the quality of Newalta Fund's accounting principles as applied in the financials in terms of disclosure quality and evaluation methods, inclusive of the clarity of Newalta Fund's financial disclosure and reporting, degree of conservatism or aggressiveness of Newalta Fund's and Newalta Corporation's accounting principles and underlying estimates and other significant decisions made by management in preparing the financial disclosure reviewed by the auditors;
- discussing with the independent auditor significant changes in Newalta Fund's and Newalta Corporation's accounting principles, practices or policies and new developments in accounting principles, reporting matters or industry practices which may materially affect Newalta Fund or Newalta Corporation;
- reviewing with the independent auditor and Newalta Corporation's financial management the results of the annual audit, and making appropriate recommendations to the Board;
- reviewing and discussing with Newalta Corporation's financial management and, if requested by the Audit Committee, the independent auditor the interim financial statements and interim management's discussion and analysis, and any material matters relating to the interim financial statements;
- receipt from the independent auditor of a formal written statement delineating all relationships between the auditor and Newalta Fund and Newalta Corporation, and considering whether the advisory services performed by the independent auditor during the course of the year have impacted their independence, and also ensuring that no relationship or services between the independent auditor and Newalta Fund and Newalta Corporation is in existence which may affect the objectivity and independence of the auditor or recommending appropriate action to ensure the independence of the outside auditor; and
- reviewing, together with the independent auditor, the adequacy of management's internal control over financial reporting relating to financial information and management information systems and inquiring of management and the independent auditor about significant risks and exposures to Newalta Fund and Newalta Corporation that may have a material adverse impact on Newalta Fund's financial statements, and inquiring of the independent auditor as to the efforts of management to mitigate such risks and exposures.

The Audit Committee has approved certain non-audit services, subject to a maximum annual expenditure level. The Audit Committee has delegated responsibility to the Chair of the committee for the pre-approval of non-audit services to be provided to Newalta Fund and Newalta Corporation by the external auditors outside of the foregoing policy.

Environment, Health and Safety Committee

The Environment, Health and Safety Committee shall, in addition to any other duties and responsibilities specifically delegated to it by the Board, generally consider and assume oversight responsibility for the approach by Newalta Corporation regarding matters relating to the environment, occupational health and safety and, from time to time, review and, as considered appropriate, make recommendations and report to the Board in respect of such matters, consistent with the committees oversight responsibility. Specifically, the Environment, Health and Safety Committee will have oversight responsibility for:

- considering material policies, practices and procedures of Newalta Corporation in the area of the environment, occupational health and safety;
- considering, reviewing and monitoring management's approaches in addressing key risks in the areas of the environment, occupational health and safety;
- considering and reviewing the principal programs and initiatives of Newalta Corporation relating to the development and implementation of policies, practices and procedures developed by management so as to be in compliance with legislation regulating the environment, occupational health and safety; and
- reviewing major environmental, occupational health and safety incidents and considering the preventative practices and policies of Newalta Corporation, with management to appraise the committee of any significant legal or financial liabilities resulting from such incidents.

ADDITIONAL INFORMATION

Additional information relating to Newalta Fund is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Information relating to the Charter of the Audit Committee, the composition of the Audit Committee, whether such members are independent and financially literate, their relevant education and experience and the service fees paid by Newalta to its external auditor is provided in the Annual Information Form of Newalta Fund for the most recently completed financial year. Financial information of Newalta Fund is provided in the comparative financial statements and management discussion and analysis of Newalta Fund for the most recently completed financial year. Copies of the financial statements and management discussion and analysis of Newalta Fund may be obtained from Newalta Corporation at 1200, 333 – 11 Avenue S.W. Calgary, Alberta T2R 1L9 or by facsimile at (403) 262-7348.

APPENDIX "A" Statement of Corporate Governance Practices

In this Appendix, governance practices and procedures at Newalta Fund and Newalta Corporation are compared with each of the 14 Toronto Stock Exchange guidelines for effective corporate governance.

	TSX Guideline	Does Newalta Comply?	Governance Procedures at Newalta
1.	The board should explicitly assume responsibility for stewardship of Newalta, and specifically for:	Yes	The Board assumes responsibility for the stewardship of Newalta Fund and Newalta Corporation.
a)	adoption of a strategic planning;	Yes	The strategic planning process of Newalta Fund and Newalta Corporation is principally the responsibility of management. The Board undertakes an annual review of the strategic planning process, participates in the process and provides final endorsement of the strategic plans and initiatives proposed and developed by management. The Board engages in regular discussions in regard to such plans and initiatives.
b)	identification of the principal risks of Newalta's business and ensuring implementation of appropriate systems to manage those risks;	Yes	The Board has considered, and in its deliberations, does consider, the principal risks of Newalta Corporation's business and will continue to work with management to assess and review the ongoing management of such risks.
c)	succession planning, including appointing, training and monitoring senior management;	Yes	The Board (directly and through the Compensation Committee) has assumed responsibility for succession issues relating to senior management, and takes responsibility for appointing, training and monitoring senior management. In addition, the Chair of the Board has responsibility for ensuring that succession planning is in place for senior management. Newalta Corporation's policy is to attract management personnel whose prior experience results in them having been well trained for their responsibilities with Newalta Corporation.
d)	communications policy; and	Yes	The Board has generally delegated the communications policy to the senior management of Newalta Corporation. However, as appropriate, members of the Board or appropriate committees are provided an opportunity to review press releases relating to the business, operations and affairs of Newalta Fund. In addition the Board has adopted a policy relating to public disclosure, electronic communication and related matters.
e)	integrity of internal control and management information systems.	Yes	The Board, through its Audit Committee, has assumed responsibility for ensuring that management has implemented effective internal control and management information systems.
2.	A majority of directors should be unrelated.	Yes	Six of the nine trustees/directors of Newalta Fund and Newalta Corporation are independent and unrelated. An "unrelated" director under the guidelines is a director who is independent from management and is free from any interest or any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of Newalta Fund/Newalta Corporation, other than interests and relationships arising from unitholdings. A "related" director under the guidelines is a director who is not an unrelated director. The Corporation does not have a significant Unitholder.
3.	The board has responsibility for applying the definition of "unrelated director" to each individual director and for disclosing annually whether the board has a majority of unrelated directors and the analysis of the application of the principles supporting this conclusion.	Yes	Mr. Cadotte is a director and trustee and is also the Chief Executive Officer of Newalta Corporation. Mr. Sifton is a director and trustee and is also the Chief Financial Officer of Newalta Corporation. Mr. Milligan is a partner of the firm Bennett Jones LLP and is a related director as that firm is compensated for legal services provided to Newalta Fund and Newalta Corporation. The remaining six trustees and directors, being Messrs. MacDonald, Pardo, Pinder, Pridham, Riddell and Stewart are independent and unrelated directors.

	TSX Guideline	Does Newalta Comply?	Governance Procedures at Newalta
4.	The board should appoint a committee of directors composed exclusively of outside directors, a majority of whom are unrelated directors, with responsibility for proposing new nominees to the board and for ongoing assessment of directors.	Yes	The Corporate Governance and Nominating Committee has the responsibility of assessing the effectiveness of the Board and proposing new nominees to the Board. The nomination of new trustees/directors is addressed annually by the Board as a whole. None of the members of the Corporate Governance and Nominating Committee are management, and only Mr. Milligan is a related director.
5.	The board should implement a process for assessing the effectiveness of the board, its committees and the contribution of individual directors.	Yes	Each year, all members of the Board complete a detailed self-assessment questionnaire. The Corporate Governance and Nominating Committee approves the content of the questionnaire and reviews the results. In addition, assessments of the Board, each committee and individual directors are conducted each year. The committee's findings and recommendations and a summary of the survey results are provided to the Board.
6.	The board should provide an orientation and education program for new directors.	Yes	The Board provides an orientation and education program for new directors. New director orientation packages include all key legal requirements, by-laws, their duties and responsibilities, key Newalta Fund, Newalta Corporation and Board policies and procedures, mandates of the Board and each committee, organizational charts and copies of the public disclosure documents of Newalta Fund. Newalta Corporation conducts information sessions for all directors and arranges for designated site visits to afford an opportunity to observe operations and meet field operating personnel.
7.	The board should examine its size and if appropriate, undertake a program to establish a board size that facilitates effective decision-making.	Yes	The Board of Trustees currently consists of nine trustees. The Board has considered its composition and size, together with the experience and background of the current members of the Board, and has concluded that the current composition and number is appropriate for the size and complexity of Newalta Fund and Newalta Corporation.
8.	The board should review the adequacy and form of director compensation taking into account responsibilities and risks involved in being a director.	Yes	The Compensation Committee regularly reviews the adequacy and form of compensation of directors of Newalta Corporation, with a view to ensuring that compensation realistically reflects the responsibilities and risks involved in being an effective director.
9.	Subject to guideline 13, committees of the board should generally be composed of outside directors, a majority of whom are unrelated directors, although some committees, such as the executive committee, may include one or more inside directors.	Yes	The Board has established four committees: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Environment, Health and Safety Committee. All committees are comprised of outside directors, a majority of whom are independent and unrelated.
10.	The board should assume responsibility for, or assign to a committee of directors, the responsibility for developing Newalta's approach to corporate governance issues.	Yes	The Corporate Governance and Nominating Committee has the responsibility of developing Newalta Fund's and Newalta Corporation's approach to governance issues, and administering, in conjunction with the Chair of the Board, the Board's relationship to management.

	TSX Guideline	Does Newalta Comply?	Governance Procedures at Newalta
11.	The board, together with the CEO should develop position descriptions for the board and the CEO, involving the definition of limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives that the CEO is responsible for meeting and assess the CEO against these objectives.	Yes	Limits on authority and responsibilities have been adopted with a view to ensuring that management activities and decisions have the full support of the Board. The Board develops with management the corporate objectives that the Chief Executive Officer and senior management of Newalta Corporation are responsible for achieving, and regularly reviews and assesses their performance on meeting those objectives.
12.	The board should have in place appropriate structures and procedures to ensure that the board can function independently of management.	Yes	Mr. Riddell is the non-executive Chair of the Board. A portion of meetings of the Board and its committees are conducted without the presence of management directors. The Corporate Governance and Nominating Committee, together with the Chair of the Board, has the responsibility for ensuring that the Board functions independently of management and administers the relationship of the Board with management.
13.	The audit committee should be composed only of outside directors. All of the members of the audit committee should be financially literate and at least one member should have accounting or related financial expertise. Each board shall determine the definitions of and criteria for "financial literacy" and "accounting" or related "financial expertise".	Yes	The Audit Committee is composed of three members. All members of the Audit Committee are independent and unrelated to Newalta Fund and Newalta Corporation. Each member of the Audit Committee is required to have the ability to read and understand a set of financial statements that present the breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably be expected to be raised by the financial statements of Newalta Fund.
	The audit committee should have specifically defined roles and responsibilities.	Yes	The Audit Committee has a specifically defined mandate and is responsible for reviewing Newalta Fund's annual and interim financial statements and management's discussion and analysis and related matters, including discussing with the external auditor the adequacy of management's internal control over financial reporting.
	The audit committee should have direct communication channels with internal and external auditors to discuss issues.	Yes	The Audit Committee has direct communication channels with the external auditors of Newalta Fund.
	The audit committee should include oversight duties for management reporting on internal control.	Yes	The Audit Committee assumes oversight duties, together with the independent auditor, for management reporting on internal control.
14.	The board should implement a system to enable individual directors to engage outside advisors at Newalta's expense in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.	Yes	Individual directors are free to engage outside advisors at the expense of Newalta Corporation in appropriate circumstances.

File No. 82-34834

NEWALTA INCOME FUND

1200, 333 – 11th Avenue S.W.
Calgary, Alberta, Canada
T2R 1L9

Telephone: (403) 266-6556
Facsimile: (403) 262-7348

NEWALTA INCOME FUND

Calgary, Alberta, Canada

PROXY SOLICITED BY MANAGEMENT FOR THE ANNUAL MEETING OF UNITHOLDERS

May 17, 2005

The undersigned, being a holder (a "Unitholder") of trust units ("Trust Units") of Newalta Income Fund ("Newalta Fund"), hereby appoints Alan P. Cadotte of Calgary, Alberta, or failing him, Ronald L. Sifton of Calgary, Alberta, or instead of either of the foregoing ________________________ of ________________________, as proxy, with the power of substitution, to vote for and on behalf of the undersigned at the Annual Meeting of Unitholders (the "Meeting") of Newalta Fund to be held at 3:00 p.m., (Calgary time) on May 17, 2005 at The Calgary Petroleum Club in the Devonian Room, 319 – 5th Avenue S.W., Calgary, Alberta and at any adjournments thereof and at every poll which may take place thereat in the same manner as the undersigned could do if personally present thereat, and without restricting the general authorization and power hereby given, the said proxy being specifically instructed to vote at the said meeting as follows:

1. **FOR** [____] or **WITHHELD FROM VOTING FOR** [____] (or if no choice is specified, **FOR**) the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of Newalta Fund at a remuneration to be determined by the board of trustees;

2. **FOR** [____] or **WITHHELD FROM VOTING FOR** [____] (or if no choice is specified, **FOR**) the election as trustees of the nominees set forth in the accompanying Management Information Circular and Proxy Statement; and

3. on any other matters that may properly come before the Meeting in such manner as the said proxy may see fit.

IN THE ABSENCE OF ANY SPECIFICATIONS ABOVE, THE SAID APPOINTEES SHALL BE DEEMED TO HAVE BEEN GRANTED AUTHORITY TO VOTE THE TRUST UNITS REPRESENTED BY THIS INSTRUMENT OF PROXY AS INDICATED IN THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT.

The person exercising this instrument of proxy has discretionary authority and may vote the Trust Units represented hereby as he or she considers best with respect to amendments or variations to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting or any adjournments thereof.

The undersigned hereby revokes any instrument of proxy previously given and does further hereby ratify and confirm all that such proxy may do by virtue hereof.

Dated this ____ day of __________________, 2005.

____

Signature of Unitholder*

____

Name - Please Print

Number of Trust Units Held: ______________________

This instrument of proxy, properly executed, is to be mailed in the enclosed envelope or sent by facsimile and must be received by Valiant Trust Company, Attention: Proxy Department, Suite 310, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1 (fax number: 403-233-2857), at least 24 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting in order to be valid.

*This instrument of proxy must be executed by the Unitholder or the Unitholder's attorney authorized in writing. If the Unitholder is a corporation, the proxy must be executed under its corporate seal or by an officer or attorney duly authorized in writing. Persons signing as executors, administrators, trustees, etc., should so indicate.

NEWALTA INCOME FUND

FINANCIAL STATEMENT REQUEST FORM

In accordance with securities regulations, Newalta Income Fund will send its annual financial statements and quarterly financial statements (including the related MD&A) only to those non-registered holders of trust units of Newalta Income Fund who request to receive such documents. Not only will this save paper, but it will also reduce the administrative expenses of Newalta.

Therefore, we are writing to ask you if you would like to receive these documents by mail.

If you do not choose to receive the annual financial statements or the quarterly financial statements by mail, they will still be available to you at *www.newalta.com* and at *www.sedar.com*.

Please note that you *will not* receive the annual financial statements or the quarterly financial statements (including the related MD&A) of Newalta Income Fund unless you complete and return this Financial Statement Request Form.

☐ Mark this box if you wish to receive quarterly financial statements and related MD&A by mail.

☐ Mark this box if you wish to receive annual financial statements and related MD&A by mail.

Non-registered Unitholders will be asked to renew their requests to receive annual financial statements and interim financial statements (including the related MD&A) each year.

Name: (Please Print) ______________________________

Address: ______________________________

______________________________ Postal Code: ____________

Signature: ____________________ Date: ____________________

CUSIP: 650 20R 109

THE ADDRESS FOR RETURN OF THIS FORM IS INDICATED BELOW.

VALIANT TRUST COMPANY
310, 606 – 4th Street S.W.
Calgary, Alberta
T2P 1T1

NEWALTA

March 31, 2005

Autorité des marchés financiers
800 Victoria Square,
PO Box 246, 22nd Floor
Montreal, Quebec H4Z 1G3

Dear Sirs/Mesdames:

RE: Newalta Income Fund

In accordance with Section 114 of the Regulations under the *Securities Act* (Québec) (the "Act"), we are writing to report that during the fiscal year ended December 31, 2004, Newalta Income Fund did not issue any securities in the Province of Québec pursuant to any of the exemptions contained in Section 52 of the Act.

Yours truly,

NEWALTA CORPORATION,
the Administrator of
NEWALTA INCOME FUND

(signed) *Took Whiteley*

Took Whiteley
General Counsel

TW/vz